Exhibit 2.1

EXECUTION VERSION

SHARE PURCHASE AGREEMENT

BY AND AMONG

EMFCO HOLDINGS INCORPORATED,

THE UNDERSIGNED SHAREHOLDERS OF THE COMPANY,

PARKER-HANNIFIN CORPORATION,

AND

FORTIS ADVISORS LLC, AS THE SELLER REPRESENTATIVE

JULY 26, 2019

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ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF SELLERS		29

4.01	Organization and Power	29
4.02	Authorization; No Breach.	29
4.03	Governmental Bodies; Consents	30
4.04	Litigation	30
4.05	Title to Shares	30
4.06	Broker Fees	30
4.07	No Additional Representations or Warranties	30

ARTICLE V. REPRESENTATIONS AND WARRANTIES OF BUYER		30

5.01	Organization and Power	30
5.02	Authorization; No Breach	31
5.03	Governmental Bodies; Consents	31
5.04	Litigation	31
5.05	Broker Fees	31
5.06	Investment Representation; Investigation	31
5.07	Board Approval	32
5.08	Financial Capability	32
5.09	Solvency	32
5.10	No Additional Representations or Warranties	32

ARTICLE VI. COVENANTS OF THE COMPANY AND SELLERS		33

6.01	Conduct of the Company	33
6.02	Access to Books and Records	36
6.03	Regulatory Filings	36
6.04	Notification	36
6.05	Exclusivity	37
6.06	Reasonable Best Efforts	37
6.07	Financing Cooperation	38
6.08	Payoff Letters	39

ARTICLE VII. COVENANTS OF BUYER		39

7.01	Access to Books and Records	39
7.02	Regulatory Filings	39
7.03	Notification	40
7.04	Reasonable Best Efforts	40
7.05	Director and Officer Liability and Indemnification	41
7.06	Contact with Business Relations	42
7.07	Tax Matters	42

ARTICLE VIII. CONDITIONS TO CLOSING		47

8.01	Conditions to All Parties’ Obligations	47
8.02	Conditions to Buyer’s Obligations	47
8.03	Conditions to the Company’s and Sellers’ Obligations	47
8.04	Waiver of Conditions	48
8.05	Frustration of Conditions to the Closing	48

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ARTICLE IX. TERMINATION		48

9.01	Termination	48
9.02	Effect of Termination	49
9.03	Buyer Termination Fee	50
9.04	Certain Other Effects of Termination	51

ARTICLE X. ADDITIONAL AGREEMENTS AND COVENANTS		51

10.01	Further Assurances	51
10.02	Employee Matters	51
10.03	Antitrust Notifications.	53
10.04	Certain Consents	54
10.05	Affiliate Contracts	55
10.06	Name Use	55
10.07	RWI Policy	55

ARTICLE XI. MISCELLANEOUS		55

11.01	Survival; Certain Waivers	55
11.02	Acknowledgment by Buyer	57
11.03	Provision Respecting Representation of Company	59
11.04	Press Releases and Communications	60
11.05	Expenses	60
11.06	Notices	60
11.07	Assignment	62
11.08	Amendment and Waiver	62
11.09	Third Party Beneficiaries	62
11.10	Non-Recourse	63
11.11	Severability	63
11.12	Construction	63
11.13	Disclosure Schedules	63
11.14	Complete Agreement	64
11.15	Conflict Between Transaction Documents	64
11.16	Specific Performance	64
11.17	Jurisdiction and Exclusive Venue	65
11.18	Governing Law; Waiver of Jury Trial	65
11.19	No Right of Set-Off	66
11.20	Counterparts	66
11.21	Seller Representative	66
11.22	Interpretation	69

EXHIBIT A.	DEFINITIONS	A-1

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SCHEDULES

Schedule 1.03(e): Schedule 1.05:	Estimated Closing Indebtedness Retention Bonuses
Schedule 3.02(b):	Authorization; No Breach
Schedule 3.04:	Capitalization
Schedule 3.05:	Subsidiaries
Schedule 3.06(a):	Financial Statements
Schedule 3.06(b): Schedule 3.06(c): Schedule 3.06(e):	No Undisclosed Liabilities Accounts Receivable Company Assets and Liabilities
Schedule 3.07:	Absence of Certain Developments
Schedule 3.08:	Litigation; No Orders
Schedule 3.09:	Permits; Compliance with Laws
Schedule 3.10:	Tax Matters
Schedule 3.11:	Contracts
Schedule 3.12(a):	Leased Real Property
Schedule 3.12(b):	Owned Real Property
Schedule 3.13:	Intellectual Property
Schedule 3.13(e):	Employee Assignment Agreements
Schedule 3.13(f):	Contractor Assignment Agreements
Schedule 3.13(g):	Information Systems
Schedule 3.14:	Employees
Schedule 3.15:	Employee Benefits Plans
Schedule 3.16:	Insurance
Schedule 3.17:	Environmental Matters
Schedule 3.18:	Affiliated Transactions
Schedule 3.20(a):	Key Suppliers
Schedule 3.20(b): Schedule 3.21(b):	Key Customers Export Control
Schedule 3.22(a):	Government Contracts and Government Bids
Schedule 3.26:	Indebtedness
Schedule 6.01(b): Schedule 6.08:	Conduct of Company Payoff Letters
Schedule 7.07(j)(iv):	Marketable Securities
Schedule 8.01(a):	Antitrust Approvals
Schedule 10.02(a)	Employee Matters
Schedule 10.05:	Affiliate Contracts
Schedule A-1:	Permitted Liens
Schedule A-2:	Transaction Expenses

EXHIBITS

Exhibit A:	Definitions
Exhibit B:	Sample Statement
Exhibit C:	Escrow Agreement
Exhibit D:	FIRPTA Certificate
Exhibit E:	Form of Retention Agreement

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”), dated as of July 26, 2019, is made by and among (a) Parker-Hannifin Corporation, an Ohio corporation (“Buyer”), (b) EMFCO Holdings Incorporated, a Washington corporation (the “Company”), (c) the undersigned shareholders of the Company (each, a “Seller” and, together, the “Sellers”) and (d) Fortis Advisors LLC, a Delaware limited liability company, as the “Seller Representative”. Capitalized terms used and not otherwise defined herein have the meanings set forth in Exhibit A.

WHEREAS, Sellers own all of the issued and outstanding capital stock of the Company (collectively, the “Shares”);

WHEREAS, prior to the Closing, the Sellers and the Company shall effectuate the transactions set forth in Sections 7.07(j)(i) – (iv), pursuant to which NewCo Seller (as defined below) shall become the sole owner of the Shares, and the Company shall be converted from a corporation to a Delaware limited liability company pursuant to applicable Law;

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Buyer desires to purchase from NewCo Seller, and Sellers desire to cause NewCo Seller to sell to Buyer, all of the Shares;

WHEREAS, the respective boards of managers or directors or other governing bodies, as applicable, of the Company and Buyer have approved this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Buyer’s willingness to enter into this Agreement, certain Sellers are entering into restrictive covenant agreements by and between each such Seller and Buyer, which shall become effective as of the Closing (collectively, the “Restrictive Covenant Agreements”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, certain employees of the Company have entered into the Retention Agreements.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties and covenants set forth herein, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I.

PURCHASE AND SALE OF SHARES

1.01     Purchase and Sale of Shares. On and subject to the terms and conditions contained herein, at the Closing, Sellers will sell, assign, transfer and convey to Buyer, and Buyer will purchase and acquire from Sellers, all of the Shares in exchange for the payment of the Purchase Price as set forth in this ARTICLE I.

1.02     Calculation of Estimated Purchase Price. At least two Business Days prior to the Closing, the Company will prepare and deliver to Buyer (a) an estimated unaudited balance sheet of the Company and its Subsidiaries as of the Adjustment Time (the “Estimated Closing Balance Sheet”), (b) a statement (the “Estimated Closing Statement”) setting forth a good faith calculation of (i) the estimated Closing Net Working Capital (the “Estimated Closing Net Working Capital”), (ii) the estimated Closing Cash (the “Estimated Closing Cash”), (iii) the estimated Closing Indebtedness (the “Estimated Closing Indebtedness”), (iv) the estimated Transaction Expenses (the “Estimated Transaction Expenses”), and (v) the Company’s calculation of the Estimated Purchase Price derived from the foregoing and (c) the Closing Payment that NewCo Seller is entitled to receive and payment instructions for receipt of the Closing Payment and any other amounts required to be paid to NewCo Seller pursuant to the terms of this Agreement (the “Seller Payment Instructions”). The Estimated Closing Balance Sheet and the Estimated Closing Statement will be prepared, and the Estimated Closing Net Working Capital, the Estimated Closing Cash, the Estimated Closing Indebtedness and the Estimated Transaction Expenses will be determined, in each case, in good faith and on a consolidated basis in accordance with the definitions set forth in this Agreement and in the case of the calculation of Net Working Capital, as set forth on the sample calculation set forth on Exhibit B (the “Sample Statement”), and, to the extent not inconsistent with the definitions set forth in this Agreement and the Sample Statement, GAAP applied on a basis consistent with the preparation of the Latest Balance Sheet.

1.03     Closing Payments.

 (a)     At the Closing, Buyer will deliver, or cause to be delivered, an amount in cash equal to: (i) the Estimated Purchase Price minus (ii) the Adjustment Escrow Deposit Amount, minus (iii) the Maximum Retention Bonus Amount, minus (iv) the Representative Expense Fund (the “Closing Payment”) to NewCo Seller by wire transfer of immediately available funds in accordance with the Seller Payment Instructions.

 (b)     At the Closing, Buyer will deliver, or cause to be delivered, by wire transfer of immediately available funds (i) the Adjustment Escrow Deposit Amount, to an escrow account designated by the Escrow Agent no later than two Business Days prior to the Closing Date (the “Adjustment Escrow Account”) and established pursuant to the terms of an escrow agreement to be dated as of the Closing Date and in the form attached as Exhibit C (the “Escrow Agreement”), among Buyer, Seller Representative and the Escrow Agent and (ii) the Maximum Retention Bonus Amount, to an escrow account designated by the Escrow Agent no later than two Business Days prior to the Closing Date (the “Retention Bonus Escrow Account”) and established pursuant to the terms of the Escrow Agreement. The Adjustment Escrow Account will be maintained separately from other funds held by the Escrow Agent and will be Buyer’s sole and exclusive source of recovery for any amounts owing to Buyer under Section 1.04.

 (c)     At the Closing, Buyer will pay, or cause to be paid, on behalf of the Company and its Subsidiaries, all Estimated Transaction Expenses (excluding the Retention Bonuses) in cash by wire transfer of immediately available funds to the accounts designated by the Company at least two Business Days prior to the Closing Date.

 (d)     At the Closing, Buyer will pay, or cause to be paid, to the Seller Representative, on behalf of Sellers, the Representative Expense Fund in cash by wire transfer of immediately available funds to the accounts designated by the Company at least two Business Days prior to the Closing Date.

 (e)     At the Closing, Buyer will pay, or cause to be paid, the Estimated Closing Indebtedness set forth on Schedule 1.03(e) in cash by wire transfer of immediately available funds to the accounts designated in any payoff or other customary documentation evidencing the repayment or redemption of the Estimated Closing Indebtedness delivered in accordance with Section 6.08.

1.04     Post-Closing Purchase Price Adjustment. Following the Closing Date, the Estimated Purchase Price will be adjusted, if at all, dollar-for-dollar as set forth below:

 (a)     Buyer will prepare and deliver to Seller Representative within 75 days after the Closing Date (i) an unaudited balance sheet of the Company and its Subsidiaries as of the Adjustment Time (the “Closing Balance Sheet”) and (ii) a statement (the “Closing Statement”) setting forth a calculation of (A) the Closing Net Working Capital, (B) the Closing Cash, (C) the Closing Indebtedness, (D) the Transaction Expenses, (E) Buyer’s calculation of the Final Purchase Price derived from the foregoing, and (F) with respect to each of the foregoing, the changes in such amounts from the corresponding amounts on the Estimated Closing Statement. The Closing Balance Sheet and Closing Statement will be prepared, and the Closing Net Working Capital, Closing Cash, Closing Indebtedness and Transaction Expenses will be determined, in each case, in good faith and on a consolidated basis in accordance with the definitions set forth in this Agreement, in the case of the calculation of Net Working Capital, as set forth on the Sample Statement, and, to the extent not inconsistent with the definitions set forth in this Agreement and the Sample Statement, GAAP applied on a basis consistent with the preparation of the Latest Balance Sheet. The Closing Balance Sheet and Closing Statement (1) will not include any changes in assets or liabilities as a result of purchase or other accounting adjustments or other changes arising from or resulting as a consequence of the Transactions, and (2) will be based on facts and circumstances as they exist as of the Adjustment Time and will exclude the effect of any act, decision or event occurring on or after the Closing. The parties agree that the purpose of preparing the Closing Balance Sheet and the Closing Statement and calculating Final Purchase Price is solely to (x) accurately measure the Closing Net Working Capital, Closing Cash, Closing Indebtedness and Transaction Expenses and (y) measure the difference in Closing Net Working Capital from Target Net Working Capital Range, and such processes are not intended to permit the introduction of different judgments, accounting methods, policies, principles, practices, procedures, reserves classifications or estimation methodologies for the purpose of calculating Final Purchase Price than were used in the calculation of Estimated Purchase Price.

 (b)     On or prior to the 60th day following Buyer’s delivery of the Closing Balance Sheet and the Closing Statement, Seller Representative may give Buyer a written notice stating in reasonable detail Sellers’ objections (a “Notice of Disagreement”) to the Closing Balance Sheet and the Closing Statement. During such 60-day period, and any period of dispute thereafter with respect to such Closing Balance Sheet and/or Closing Statement, subject to the limitations set forth in the last sentence of Section 7.01, Buyer will, and will cause the Company and its Subsidiaries to, (i) provide Seller Representative and its Advisors reasonable access to the books, records, systems, supporting data, facilities, and personnel of the Company and its Subsidiaries (including Company personnel responsible for accounting and finance and senior management)

and, subject to execution of any customary work paper access letters required by them, the Company’s accountants and their work papers, and (ii) otherwise reasonably cooperate with and assist Seller Representative and its Advisors in connection with such review. Any determination set forth on the Closing Statement which is not specifically objected to in the Notice of Disagreement will be deemed to have been accepted by Sellers, and will be final and binding upon all parties upon delivery of the Notice of Disagreement. If Seller Representative does not deliver to Buyer a Notice of Disagreement within such 60-day period, then the Closing Balance Sheet, the Closing Statement and the Closing Net Working Capital, Closing Cash, Closing Indebtedness, and Transaction Expenses, each as delivered by Buyer, will be final and binding upon the parties as of the expiration of such 60-day period, and the Final Purchase Price set forth in the Closing Statement delivered by Buyer will constitute the Final Purchase Price for all purposes of this Agreement.

 (c)     Following Buyer’s receipt of any Notice of Disagreement, Seller Representative and Buyer will attempt to negotiate in good faith to resolve the disputed matters set forth therein, and all such discussions and negotiations related thereto shall (unless otherwise agreed by Buyer and Seller Representative) be governed by Rule 408 of the Federal Rules of Evidence (as in effect as of the date of this Agreement) and any applicable similar state rule. If Seller Representative and Buyer fail to agree on any of Seller Representative’s proposed adjustments set forth in the Notice of Disagreement within 30 days after Seller Representative delivers the Notice of Disagreement, Seller Representative and Buyer shall use their respective reasonable best efforts to cause Grant Thornton LLP (provided that if Grant Thornton LLP is unable or unwilling to serve in such capacity, Seller Representative and Buyer shall jointly select an alternative firm that is a nationally recognized independent accounting firm) (the “Neutral Auditor”), within 45 days immediately following such first 30-day period, to make the final written determination of all matters which remain in dispute that were included in the Notice of Disagreement. Buyer and Seller Representative will instruct the Neutral Auditor to, and the Neutral Auditor will, make a final determination of the items included in the Closing Balance Sheet and the Closing Statement (to the extent such amounts are in dispute) solely in accordance with this Agreement. Buyer and Seller Representative will execute a customary engagement letter and will cooperate with the Neutral Auditor during the term of its engagement. Buyer and Seller Representative will instruct the Neutral Auditor not to, and the Neutral Auditor will not, assign a value to any item in dispute greater than the greatest value for such item assigned by Buyer, on the one hand, or Seller Representative, on the other hand, or less than the smallest value for such item assigned by Buyer, on the one hand, or Seller Representative, on the other hand. Buyer and Seller Representative will also instruct the Neutral Auditor to, and the Neutral Auditor will, make its determination based solely on written submissions by Buyer and Seller Representative that are in accordance with this Agreement and not on the basis of an independent review. The Closing Balance Sheet, the Closing Statement and the resulting Closing Net Working Capital, Closing Cash, Closing Indebtedness and Transaction Expenses, in each case, as determined by the Neutral Auditor in accordance with this Section 1.04, will be final and binding on the parties hereto on the date the Neutral Auditor delivers its final determination in writing to Buyer and Seller Representative. The date on which the Closing Balance Sheet, the Closing Statement and the resulting Closing Net Working Capital, Closing Cash, Closing Indebtedness and Transaction Expenses are finally determined pursuant to Section 1.04(b), are agreed upon by Buyer and Seller Representative pursuant to this Section 1.04(c) or are determined by the Neutral Auditor in accordance with this Section 1.04(c) is referred to as the “Settlement Date”. The fees, costs and expenses of the Neutral Auditor will be allocated between Buyer, on the one hand, and Seller Representative (on behalf of the Sellers), on the other hand, in the same proportion that the aggregate amount of the disputed items so submitted to the Neutral Auditor that is unsuccessfully disputed by such party (as finally determined by the Neutral Auditor) bears to the total amount of disputed items submitted. For example, if Seller Representative submits a Notice of Disagreement for $1,000, and if Buyer contests only $500 of the amount claimed by Seller Representative, and if the Neutral Auditor ultimately resolves the dispute by awarding Seller Representative $300 of the $500 contested Neutral Auditor then the costs and expenses of the Neutral Auditor will be allocated 60% (i.e., 300/500) to Buyer and 40% (i.e., 200/500) to Seller Representative. The Neutral Auditor shall only have the authority to resolve disputes between Buyer and the Seller Representative (on behalf of the Sellers) regarding the preparation of the Closing Balance Sheet and the Closing Statement and the resulting calculation of Closing Net Working Capital, Closing Cash, Closing Indebtedness and Transaction Expenses, pursuant to the terms of this Section 1.04(c).

 (d)     If the Estimated Purchase Price exceeds the Final Purchase Price (such excess, the “Excess Amount”), Buyer and Seller Representative will deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to pay to Buyer (or its designee), within five Business Days after the Settlement Date by wire transfer of immediately available funds, the Excess Amount from the Adjustment Escrow Funds. In the event that at such time the Excess Amount is less than the Adjustment Escrow Funds (such shortfall, the “Remaining Adjustment Escrow Funds”), Buyer and Seller Representative will simultaneously with delivery of the instructions in the immediately foregoing sentence deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to pay the Remaining Adjustment Escrow Funds from the Adjustment Escrow Account to NewCo Seller. In the event that the Excess Amount exceeds the Adjustment Escrow Funds, the payment to Buyer pursuant to this Section 1.04(d) shall equal the Adjustment Escrow Funds.

 (e)     If the Final Purchase Price exceeds the Estimated Purchase Price (such excess, the “Adjustment Amount”), then (i) Buyer will, within five Business Days after the Settlement Date, make payment of the Adjustment Amount to NewCo Seller by wire transfer of immediately available funds in accordance with the Seller Payment Instructions, and (ii) Buyer and Seller Representative will deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to make payment of the Adjustment Escrow Funds from the Adjustment Escrow Account, within five Business Days after the Settlement Date, to NewCo Seller by wire transfer of immediately available funds in accordance with the Seller Payment Instructions.

 (f)     The parties hereto agree that any payment made pursuant to this Section 1.04 shall be treated as an adjustment to the aggregate consideration for Tax purposes, unless otherwise required by applicable Law.

1.05     Retention Bonus Payments. The employees set forth on Schedule 1.05 (the “Retention Employees”) shall have the opportunity to earn, in accordance with the Retention Agreements, up to an aggregate amount equal to the Maximum Retention Bonus Amount. Within two Business Days of November 30, 2020, the Escrow Agent shall pay from the Retention Bonus Escrow Account (a) to Buyer, the Maximum Retention Bonus Amount less any Retention Bonuses that have been forfeited by any Retention Employee in accordance with such Retention

Employee’s Retention Agreement (such aggregate forfeited amount, the “Forfeited Retention Bonus Amount”) and (b) to NewCo Seller, the Forfeited Retention Bonus Amount. Buyer shall promptly (and in no event later than two Business Days after receipt of the funds from the Retention Bonus Escrow Account) pay to each Retention Employee the applicable Retention Bonus in accordance with such Retention Employee’s Retention Agreement.

1.06     Withholding Rights. Buyer, Sellers and the Company will be entitled to deduct and withhold from any amount otherwise payable pursuant to this Agreement only such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of Tax Law. To the extent that amounts are so withheld and timely remitted in full to the applicable Tax Authority by Buyer, Sellers or the Company, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Except with respect to any recipient of a compensatory payment who is an employee or former employee of the Company or its Subsidiaries, if Buyer, a Seller or the Company determines that withholding from any payment that is not compensatory contemplated hereunder is required under applicable Tax Law and permitted under this Agreement, Buyer, such Seller or the Company, as applicable, will use commercially reasonable efforts to so notify the applicable recipient at least five Business Days prior to the Closing Date or any subsequent date that the applicable payment is to be made, or as soon as reasonably practicable thereafter, so as to provide such recipient with an opportunity to provide any form or documentation or take such other steps in order to avoid such withholding. For the avoidance of doubt, in the absence of such form or documentation, Buyer, such Seller or the Company, as applicable, will be entitled to withhold amounts in accordance with the first sentence of this Section 1.06. If Buyer, a Seller or the Company withholds any amount which it was not required to withhold, it will promptly, but in any event within five Business Days after demand therefor (including wire transfer information as applicable), remit to the appropriate recipient thereof such amount wrongly withheld.

ARTICLE II.

CLOSING

2.01     The Closing. The closing of the Transactions (the “Closing”) will take place remotely via the exchange of documents and signatures on the second Business Day following full satisfaction or due waiver in accordance with ARTICLE VIII of the conditions set forth in ARTICLE VIII (other than conditions that by their nature only can be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) or such other date as Buyer and the Sellers mutually agree in writing. The date the Closing actually occurs is referred to herein as the “Closing Date”.

2.02     Closing Deliveries. Subject to the terms and conditions in this Agreement, the parties hereto will make the following deliveries at the Closing:

 (a)     Buyer will deliver:

 (i)     each of the payments it is required to deliver under, and in accordance with, Section 1.03;

 (ii)     to Sellers, a certificate of Buyer, in a form reasonably satisfactory to the Company and Sellers and dated as of the Closing Date, stating that the conditions set forth in Section 8.03(a) and Section 8.03(b) have been satisfied; and

 (iii)     to Sellers and the Escrow Agent, a counterpart to the Escrow Agreement, duly executed by Buyer.

 (b)     The Company and Sellers will deliver:

 (i)     to Buyer:

 (A)     a certificate in the form attached hereto as Exhibit D certifying that NewCo Seller is not a “foreign person” within the meaning of Section 1445 of the Code; provided, that the only remedy of Buyer for the failure to provide such certificate will be to withhold from the payments to be made pursuant to this Agreement any required withholding Tax under Section 1445 of the Code;

 (B)     a certificate of the Company, in a form reasonably satisfactory to Buyer and dated as of the Closing Date, stating that the conditions set forth in Section 8.02(a), Section 8.02(b) and Section 8.02(c) have been satisfied;

 (C)     evidence of the termination of the arrangements referred to in Section 10.05;

 (D)     resignations, in a form reasonably acceptable to Buyer, of the directors, managers and officers (as applicable) of the Company and each of its Subsidiaries solely in their capacities as such; and

 (E)     one or more stock certificates representing all of the Shares, each duly endorsed in blank or with stock powers of NewCo Seller, duly executed in proper form for transfer.

 (ii)     to the Buyer and to the Escrow Agent, a counterpart to the Escrow Agreement, duly executed by Seller Representative and the Escrow Agent.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Buyer, except as set forth in the disclosure schedules delivered to Buyer (the “Disclosure Schedules”), as follows, as of the date of this Agreement and as of the Closing:

3.01     Organization and Power.

 (a)     The Company is a corporation, and the Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the Laws of the State of Washington or other applicable Laws of its state of formation or organization, and each of the Company and its Subsidiaries has all requisite power and authority to own, operate and/or lease its assets, rights and properties and to carry on its businesses as now conducted. The Company has full corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will be a party and to perform its obligations hereunder and thereunder.

 (b)     Each of the Company and its Subsidiaries is qualified to do business and is in good standing (or its equivalent) in every jurisdiction in which its ownership of property or the conduct of its business as now conducted requires it to qualify, except where the failure to be so qualified would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

 (c)     Complete and correct copies of the articles of incorporation, bylaws or equivalent organizational documents of the Company and its Subsidiaries, in each case as in effect as of the date of this Agreement, have been made available to Buyer.

3.02     Authorization; No Breach.

 (a)     The execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions have been, and the execution, delivery and performance of the Transaction Documents to which the Company is a party will be at or prior to the Closing, duly and validly authorized by all requisite action on the part of the Company, and no other proceedings on the Company’s part are necessary to authorize the execution, delivery or performance of this Agreement or the Transaction Documents. This Agreement has been, and each other Transaction Document to which the Company is a party will be, duly executed and delivered by the Company and, assuming this Agreement and each other Transaction Document to which it is a party is a valid and binding obligation of Buyer and/or the other parties thereto, will constitute a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by the application of bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights or to general principles of equity.

 (b)     Assuming receipt of the Antitrust Approvals, and except as set forth on Schedule 3.02(b), the execution, delivery and performance by the Company of this Agreement, the other Transaction Documents to which it is or will be a party and the consummation of the Transactions, do not and will not: (i) conflict with or violate the articles of incorporation, bylaws or equivalent organizational documents of the Company or any of its Subsidiaries; (ii) conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property, right or asset of the Company or any of its Subsidiaries is bound; or (iii) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, result in a loss of benefit under, give rise to a right of payment under, create in any party thereto the right to amend, modify, abandon, accelerate, terminate or cancel any provision of (in each case, whether with notice or lapse of time or both), require any consent under, or result in the creation or imposition of any Lien (other than a Permitted Lien) on any property, right or asset of the Company or any of its Subsidiaries under, any Lease or any agreement required to be listed on Schedule 3.11, except, in each case, for any such conflicts, violations, breaches, defaults or other occurrences that are not, and would not reasonably be expected to be, material to the Company and its Subsidiaries taken as a whole and which would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company and its Subsidiaries to consummate the Transactions.

3.03     Governmental Bodies; Consents. The Company is not, and none of its Subsidiaries is, required to file, seek or obtain any notice, authorization, approval, Order, Permit or consent of or with any Governmental Body in connection with the execution, delivery and performance by the Company of this Agreement, the other Transaction Documents to which it is or will be a party or the consummation of the Transactions, except (a) any filings required to be made in connection with the Antitrust Approvals, (b) any consents, approvals or filings that may be required solely by reason of Buyer’s participation in the Transactions or any facts or circumstances relating to Buyer or any of its Affiliates or (c) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, is not, and would not reasonably be expected to be, material to the Company and its Subsidiaries taken as a whole and would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company and its Subsidiaries to consummate the Transactions.

3.04     Capitalization.

 (a)     The authorized, issued and outstanding capital stock or other equity interests of the Company and each of its Subsidiaries, and the record and beneficial owners thereof as of the date hereof, are as set forth on Schedule 3.04(a). All of the outstanding shares of capital stock or other equity interests of the Company and its Subsidiaries have been duly authorized and are validly issued, fully paid and non-assessable and have not been issued in violation of, and are not subject to, any preemptive or subscription rights, rights of first refusal or similar rights, in each case, pursuant to applicable Law or any contract or agreement to which the Company or its Subsidiaries is a party and have been issued in compliance with applicable securities Laws. There are no shares of capital stock or other equity interests of the Company owned by any Subsidiary of the Company.

 (b)     Except as set forth on Schedule 3.04(b), there are no outstanding options, warrants, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, other equity-based compensation awards, rights to subscribe to, rights in respect of exchange or conversion for, redemption or purchase rights, calls or commitments made by the Company or any of its Subsidiaries relating to the issuance, purchase, sale or repurchase of any shares of common stock or other equity interests issued by the Company or any of its Subsidiaries containing any equity features, or contracts, commitments, understandings or arrangements, by which the Company or any of its Subsidiaries is bound to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares or other equity interests, or options, warrants, rights to subscribe to, purchase rights, conversion or exchange rights, calls or commitments made by the Company or any of its Subsidiaries relating to any shares of capital stock or other equity interests of the Company or any of its Subsidiaries. Except as set forth on Schedule 3.04(b), the Company or one or more of its Subsidiaries own all of the outstanding shares or other equity interests of its Subsidiaries free and clear of all Liens other than Permitted Liens.

 (c)     Except as set forth on Schedule 3.04(c), there are no (i) proxies, voting trusts or other agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of any capital stock or equity interests of the Company or any such Subsidiary or (ii) obligations or commitments restricting the transfer of, or requiring the registration or sale of, any shares of capital stock or other equity interests of the Company or any such Subsidiary. Neither the Company nor any of its Subsidiaries has any outstanding bonds, debentures or other obligations or securities the holders of which have the right to vote (or are convertible or exchangeable for securities having the right to vote) with the equityholders of the Company or any such Subsidiary.

3.05     Subsidiaries. Except as set forth on Schedule 3.04(a), the Company does not, and none of its Subsidiaries, (a) owns, directly or indirectly, beneficially or of record, or holds the right to acquire any stock, partnership interest or joint venture interest or other equity ownership interest in any other corporation, organization or entity or (b) is under any obligation to make any loan, capital contribution or other investment in any corporation, organization or entity other than a direct or indirect wholly-owned Subsidiary of the Company.

3.06     Financial Statements; No Undisclosed Liabilities.

 (a)     Attached to Schedule 3.06(a) are complete and correct copies of: (i) the unaudited consolidated balance sheet as of June 30, 2019 (the “Latest Balance Sheet”) and the related statement of income and cash flows for the ten-month period then ended of the Company and its Subsidiaries (the “Unaudited Financial Statements”), and (ii) the audited consolidated balance sheet as of, and the related statements of income and cash flows for the fiscal years ended, August 31, 2017 and August 31, 2018 of the Company and its Subsidiaries (the “Audited Financial Statements” and collectively with the Unaudited Financial Statements, the “Financial Statements”). Except as set forth on Schedule 3.06(a), the Financial Statements have been prepared, in each case, in conformity with GAAP consistently applied, and present fairly in all material respects, in accordance with GAAP consistently applied, the consolidated financial condition and results of operations of the Company and its Subsidiaries, as applicable, as of the dates and for the periods referred to therein subject, in the case of the unaudited financial statements, to (y) the absence of footnote disclosures and other presentation items and (z) changes resulting from normal year-end adjustments (which are expected to be consistent with past practice and not material in nature or amount). The Company maintains a system of internal accounting controls sufficient for a business of the type conducted by the Company, including to provide reasonable assurance that (1) transactions are executed in accordance with management’s general or specific authorizations and (2) transactions are recorded as necessary to permit preparation of financial statements by the Company in conformity with GAAP. The Company has never identified any fraud by any management or other employees who have a significant role in internal controls and, to the Company’s knowledge, no such Fraud has been alleged.

 (b)     Except as set forth on Schedule 3.06(b), the Company and its Subsidiaries do not have any Liabilities, except (i) Liabilities accrued on or reserved against in the Latest Balance Sheet or disclosed in the notes thereto or in the notes to the other Financial Statements, (ii) Liabilities that have arisen since the date of the Latest Balance Sheet in the ordinary course of business, (iii) Liabilities arising in connection with the Transactions, (iv) Liabilities to be included in the computation of Closing Indebtedness or Transaction Expenses, (v) Liabilities to be included in the computation of Closing Net Working Capital, (vi) Liabilities disclosed in another section of the Disclosure Schedules, and (vii) Liabilities which would not have a Material Adverse Effect.

This representation will not be deemed breached as a result of a change in applicable Law, the Code or GAAP after the Closing.

 (c)     Except as set forth on Schedule 3.06(c), all accounts receivable of the Company and its Subsidiaries that are reflected on the Latest Balance Sheet represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business. All reserves for the collection of such accounts receivable were calculated in accordance with GAAP consistently applied. To the Company’s knowledge, there is no material contest, claim or right of set-off, other than returns in the ordinary course of business, relating to the amount or validity of any such account receivable.

 (d)     All inventory of the Company and its Subsidiaries consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged or defective items that have been written off or written down to fair market value or for which adequate reserves have been established. All such inventory is owned by the Company free and clear of all liens (other than Permitted Liens), and no inventory is held on a consignment basis.

 (e)     The Company is a holding company and does not directly engage in any of the business activities conducted by the Company or its Subsidiaries and, except as set forth on Schedule 3.06(e) does not directly own any assets or properties used by the Company or any of its Subsidiaries in the conduct of their respective businesses. Except for liabilities and obligations incurred in connection with its formation, organization and capitalization, Sellers have not incurred any Liabilities or engaged in any business activities of any type or kind, other than activities ancillary to or contemplated by this Agreement.

3.07     Absence of Certain Developments. Except as set forth on Schedule 3.07, from the date of the Latest Balance Sheet until the date of this Agreement (a) the Company and its Subsidiaries have conducted their businesses, in all material respects, in the ordinary course and (b) there has not occurred any event, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth on Schedule 3.07 or as expressly contemplated by this Agreement, from the date of the Latest Balance Sheet until the date of this Agreement neither the Company nor any of its Subsidiaries has:

 (i)     amended or modified its articles of incorporation or bylaws (or equivalent organizational or governance documents);

 (ii)     issued, delivered or reissued, or sold, disposed or pledged any of its shares of, or authorized the same in respect of, capital stock, any voting securities or any other equity interests or any options, warrants, convertible or exchangeable securities, subscriptions, phantom stock, stock appreciation rights, calls or commitments with respect to such securities of any kind, or granted phantom stock or other similar rights with respect to any of the foregoing;

 (iii)     declared, set aside or paid any non-cash dividend or other distribution of assets (including in stock, property or otherwise) in respect of any shares of capital stock or other equity interests, in each case, other than dividends and distributions by a Subsidiary of the Company to the Company or a direct or indirect wholly-owned Subsidiary of the Company;

 (iv)      created, incurred, assumed or guaranteed any Indebtedness for borrowed money other than (x) indebtedness for borrowed money not in excess of $10,000,000 in the aggregate that is fully prepayable and terminable by the Company at or prior to Closing or (y) pursuant to arrangements solely among or between the Company and one or more of its direct or indirect wholly-owned Subsidiaries or solely among or between its direct or indirect wholly-owned Subsidiaries;

 (v)     announced, implemented or effected any reduction-in-force, lay-off or other program resulting in the termination of a group of employees;

 (vi)     (viii) (A) increased the compensation or benefits of any officers, employees, directors or other individual service providers of the Company or any of its Subsidiaries, except for increases in salaries or wages in the ordinary course of business consistent with past practice or pursuant to the terms of any agreement listed on Schedule 3.11 as in effect as of the date of this Agreement, (B) increased the benefits under any Plan, or adopt, amended, or terminated any Plan or (C) granted any additional rights to severance or termination pay to any current or former officer, director or employee of the Company or any of its Subsidiaries except for grants in the ordinary course of business providing for severance pay not to exceed $150,000 individually or $1,000,000 in the aggregate), (D) hired any employee with an annual base salary in excess of $150,000, or (E) terminated any employee other than for cause, as defined under the applicable policy of the Company or any of its Subsidiaries or state statute if no such policy exists (with respect to clauses (A), (B), and (C) except for increases in compensation or benefits (1) that are required by the terms of a Plan as in effect on the date of this Agreement, (2) that are reflected in the Transaction Expenses or (3) as otherwise required by Law));

 (vii)     adopted a plan of liquidation, dissolution, merger, consolidation, or other reorganization;

 (viii)     subjected any portion of its assets that is material to the Company and its Subsidiaries taken as a whole to any Lien, except for Permitted Liens;

 (ix)     made any change in its financial or tax accounting methods that would be material to the Company and its Subsidiaries taken as a whole, except as may be required by applicable Law or GAAP, or made or changed any election relating to income Taxes that would be material to the Company and its Subsidiaries taken as a whole, except as required by GAAP, the Code, or applicable Law;

 (x)     made any acquisition of any assets, rights, securities, properties, interests or business of any other Person (whether by merger, stock or asset purchase or otherwise), except for (A) assets, securities, properties, interests or businesses with a fair market value or replacement cost (whichever is lower) not in excess of $1,000,000 in the aggregate or not otherwise material to the Company’s or any of its Subsidiaries’ business, (B) purchases of inventory in the ordinary course of business, and (C) licenses of Intellectual Property granted to the Company or any of its Subsidiaries in the ordinary course of business;

 (xi)     sold, leased, licensed, assigned, transferred, abandoned, allowed to lapse or otherwise disposed of (whether by merger, stock or asset sale or otherwise) any of the Company’s or any Subsidiary’s assets, rights, securities, properties, interests or businesses, except for (A) assets, securities, properties, interests or businesses with a fair market value or replacement cost (whichever is higher) not in excess of $1,000,000 in the aggregate or not otherwise material to the Company’s or any of its Subsidiaries’ business, (B) sales of inventory and dispositions of obsolete assets in the ordinary course of business consistent with past practice, and (C) licenses of Intellectual Property granted by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice;

 (xii)     made any loans or advances to any Persons, except to employees and extensions of credit to payors, in each case, in the ordinary course of business;

 (xiii)     cancelled, waived or released any material debts, rights or claims except (A) for such items solely between the Company and one or more of its wholly-owned Subsidiaries or solely among or between its wholly-owned Subsidiaries; and (B) as required under this Agreement in connection with the consummation of the Transaction; or

 (xiv)     agreed or committed to do any of the foregoing.

3.08     Litigation; No Orders. Except as set forth on Schedule 3.08, there are, and since January 1, 2016, there have been, no actions, suits or litigation proceedings pending against or by the Company or any of its Subsidiaries, at law or in equity, before or by any Governmental Body, and, to the Company’s knowledge, no such actions, suits or litigation proceedings are threatened against the Company or any of its Subsidiaries, other than any action, suit or litigation proceeding that, if adversely determined, would result in any monetary damages being covered by insurance or would not be material to the Company and its Subsidiaries taken as a whole and that would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company and its Subsidiaries to consummate the Transactions. The Company and its Subsidiaries are not a party to or subject to, or in default under, any outstanding Order.

3.09     Permits; Compliance with Laws. Except as set forth on Schedule 3.09:

 (a)     Each of the Company and its Subsidiaries holds and is in compliance in all material respects with all permits, licenses, approvals, consents, accreditations, waivers, exemptions and authorizations of any Governmental Body that are material to the Company and its Subsidiaries taken as a whole (the “Permits”) required in connection with the conduct of its business under applicable Laws. All of the Permits are valid and in full force and effect and, to the Company’s knowledge, none of the Permits are reasonably expected to be terminated as a result of, or in connection with, the consummation of the Transactions. Neither the Company nor any of its Subsidiaries is in material default under any such Permit and no condition exists that, with the giving of notice or lapse of time or both, would constitute a material default under such Permit, and there is no proceeding pending or, to the Company’s knowledge, threatened, that would result in the termination, revocation, suspension or the imposition of a material restriction on any such Permit or the imposition of any material fine, penalty or other sanction for violation of any such Permit.

 (b)     The Company and its Subsidiaries are, and have been since January 1, 2016, in compliance in all material respects with all applicable Laws. Since January 1, 2016, neither the Company nor any of its Subsidiaries has received any written notice of any action, suit, investigation or legal proceeding against it alleging any failure to comply in any material respect with any such Laws. To the Company’s knowledge, no investigation by any Governmental Body and no action, suit or litigation proceeding, in each case with respect to the Company or any of its Subsidiaries, is pending or threatened, and, to the Company’s knowledge, since January 1, 2016, neither the Company nor any of its Subsidiaries has received any written notice of any such investigation, action, suit or litigation proceeding, except, in each case, for any such investigation that, if adversely determined, would not be material to the Company and its Subsidiaries taken as a whole and would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company and its Subsidiaries to consummate the Transactions.

3.10     Tax Matters. Except as set forth on Schedule 3.10:

 (a)     The Company and its Subsidiaries (i) have timely filed (taking into account applicable extensions of time to file) with the appropriate Tax Authority all Tax Returns that are required to be filed by them in accordance with all applicable Laws, which Tax Returns are true, correct and complete in all material respects, and (ii) timely paid (taking into account applicable extensions of time to pay) to the appropriate Tax Authority all Taxes due and owing by the Company and its Subsidiaries whether or not such Taxes are shown as due and owning thereon. The unpaid Taxes of the Company and its Subsidiaries do not exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) as set forth on the Financial Statements (and not in the notes thereto), and do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice. Neither the Company nor any of its Subsidiaries is currently a beneficiary of any extension of time within which to file any Tax Return. There are no Liens for Taxes upon any of the assets of the Company or any of its Subsidiaries, other than Permitted Liens.

 (b)     The Company and its Subsidiaries have timely filed or provided all information, returns or reports, including IRS Forms 1099 and W-2 (and foreign, state and local equivalents) that are required to have been filed or provided with respect to compensatory payments and have accurately reported all information required to be included on such returns or reports. The Company and its Subsidiaries have correctly withheld and timely remitted to the appropriate Tax Authority all Taxes required to have been withheld and remitted in connection with amounts paid or owing to any employee, independent contractor, creditor, any of the Sellers or other Person.

 (c)     No deficiency or proposed adjustment which has not been paid, settled or resolved for any Tax has been asserted or assessed in writing by any Tax Authority against the Company or any of its Subsidiaries.

 (d)     Neither the Company nor any of its Subsidiaries has consented, or had consented on its behalf, in writing to extend the time in which (i) any Tax may be assessed or collected by any Tax Authority, or (ii) any Tax Return remains subject to audit, in each case, which extension is still in effect.

 (e)     There are no ongoing or pending Tax audits or examinations by any Tax Authority, and no such Tax audit or examination has occurred during the past five years, against the Company or any of its Subsidiaries.

 (f)     Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation, indemnification or sharing agreement, arrangement or contract (other than agreements, arrangements or contracts entered into in the ordinary course of business, the principal focus of which is not Tax).

 (g)     Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return, other than a group the common parent of which was the Company, or (ii) has any liability for the Taxes of any Person (other than the Company or such Subsidiary) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local, or foreign Law), as a transferee or successor, or by contract (other than contracts entered into in the ordinary course of business no principal focus of which is Tax).

 (h)     Neither the Company nor any of its Subsidiaries has participated in any “reportable transaction” as defined in Section 1.6011-4(b) of the Treasury Regulations (or any predecessor provisions) or Section 6707A of the Code.

 (i)     Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) election under Section 108(i) of the Code (or any similar provision of state, local, or foreign Law); (v) as a result of any prepaid amount received on or prior to the Closing Date; (vi) as a result of the use of any impermissible method of accounting on or before the Closing Date, (vii) as a result of using the deferral method provided for under IRS Rev. Proc. 2004-34 or making an election under Section 451(c) of the Code, as applicable, in respect of any transaction occurring or payment received prior to the Closing Date; (viii) as a result of any debt instrument held prior to the Closing that was acquired with “original issue discount” as defined in Section 1273(a) of the Code or subject to the rules set forth in Section 1276 of the Code; (ix) pursuant to Section 965 of the Code; or (x) pursuant to Section 59A of the Code (or any similar provision of state, local or foreign Law).

 (j)     Neither the Company nor any of its Subsidiaries will be required to include any item of income in its taxable income under Section 951(a) or Section 951A of the Code (or any similar provision of state, local or foreign Law) attributable to (i) “subpart F income,” within the meaning of Section 952 of the Code (or any similar provision of state, local or foreign Law) that is related or attributable to the Company, or the income, assets or operations of the Company, (ii) direct or indirect holding of “United States property” within the meaning of Section 956 of the Code (or any similar provision of state, local or foreign Law) that is related or attributable to the Company, or the income, assets or operations of the Company, or (iii) “global intangible low-taxed income” as defined in Section 951A of the Code, in each case, with respect to any taxable period (or portion thereof) ending on or before the Closing Date.

 (k)     Neither the Company nor any of its Subsidiaries has received written notice of any claim by a Governmental Body in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that Governmental Body.

 (l)     Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code during the two-year period ending on the date of this Agreement.

 (m)     Neither the Company nor any of its Subsidiaries has, and has never had, a permanent establishment in any foreign country other than the country in which the Company or such Subsidiary is organized and does not and has not had a fixed place of business in any foreign country other than the country in which the Company or such Subsidiary is organized.

 (n)     Neither the Company nor any of its Subsidiaries is the beneficiary of any Tax incentive, Tax rebate, Tax holiday or similar arrangement or agreement with any Governmental Body.

 (o)     Each agreement, contract, plan, or other arrangement that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code to which the Company or any of its Subsidiaries is a party complies with and has been maintained in accordance with the requirements of Section 409A(a)(2), (3), and (4) of the Code and any U.S. Department of Treasury or Internal Revenue Service guidance issued thereunder in all material respects, to the extent applicable thereto. Neither the Company nor any of its Subsidiaries has any obligation to indemnify, reimburse or “gross up” any individual for any additional Taxes or interest imposed pursuant to Section 409A(a)(1)(B) of the Code.

 (p)     The Company has, since September 1, 1991 through the effective date of the Pre-Closing Reorganization, been validly electing S corporation within the meaning of Sections 1361 and 1362 of the Code. and any similar provision of state, local or foreign Law. Each Subsidiary that is a limited liability company has, since the date of its formation, been an entity disregarded as separate from the Company for federal income Tax purposes within the meaning of Section 301.7701-3 of the Treasury Regulations (and any similar provision of state, local, or foreign Law).

 (q)     Neither the Company nor any of its Subsidiaries will be liable for any Tax under Sections 1374 or 1375 of the Code or any similar provisions of state, local or foreign Law in connection with the transactions contemplated by this Agreement.

 (r)     The Company and its Subsidiaries compute their income using the accrual method of accounting for income tax purposes.

3.11     Contracts.

 (a)     Except as set forth on Schedule 3.11, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any:

 (i)     collective bargaining agreement with any labor union;

 (ii)     currently effective employment, separation, changes in control, consulting or similar agreement with any officer or director providing for base compensation, severance or change in control payments in excess of $150,000 per annum that is not terminable by the Company or such Subsidiary upon notice of 60 days or less for a cost of $150,000 or less and any currently effective severance agreement with any officer or director that provides for aggregate payments in excess of $150,000;

 (iii)     agreement under which the Company or any of its Subsidiaries has borrowed any money or issued any note, indenture or other evidence of indebtedness or guaranteed liabilities of others (other than intercompany indebtedness for borrowed money solely among the Company and its Subsidiaries, guarantees of indebtedness for borrowed money of the Company or any of its Subsidiaries, endorsements for the purpose of collection or purchases of equipment or materials made under conditional sales agreements);

 (iv)     license of any material Intellectual Property (whether granted by or to the Company or any of its Subsidiaries), which license is not terminable by the Company or such Subsidiary upon notice of 60 days or less (other than licenses of commercially available, off-the-shelf software and non-exclusive licenses entered into in the ordinary course of business);

 (v)     lease or other agreement under which it is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $500,000 that is not terminable by the Company or such Subsidiary upon notice of 60 days or less for a cost of $500,000 or less;

 (vi)     lease or other agreement under which it is lessor of or permits any third party to hold or operate any property, real or personal, for which the annual rental exceeds $500,000 that is not terminable by the Company or such Subsidiary upon notice of 60 days or less for a cost of $500,000 or less;

 (vii)     agreement with a Key Supplier or a Key Customer;

 (viii)     agreement that (A) restricts in any material respect the Company or any of its Subsidiaries from freely engaging in any business anywhere in the world, (B) grants any material exclusivity rights to the Company, any of its Subsidiaries or any other party thereto or (C) grants “most favored nation”, exclusivity or preferential status with respect to any third party;

 (ix)     agreement relating to any acquisition or disposition by the Company or any of its Subsidiaries of any assets, rights or properties (whether by merger, stock or asset purchase or otherwise) pursuant to which the Company or any of its Subsidiaries has (A) any unfulfilled obligation to pay any purchase price thereunder in excess of $500,000 or (B) any continuing indemnification or payment obligation, deferred purchase price, “earn-out”, purchase price adjustment or similar contingent purchase price payment obligation;

 (x)     agreement that involves any take-or-pay or requirements arrangement other than in the ordinary course of business;

 (xi)     agreement relating to any joint venture, partnership, joint development, strategic alliance or similar arrangement;

 (xii)     agreement involving any resolution or settlement of any actual or threatened action, suit or litigation proceeding involving the Company or its Subsidiaries with outstanding payment obligations of the Company or its Subsidiaries in excess of $500,000 or any material ongoing requirements or restrictions on the Company or its Subsidiaries;

 (xiii)     agreement for management, consulting or financial advisory services where payments exceed $250,000 annually that is not terminable by the Company or such Subsidiary upon notice of 60 days or less for a cost of $250,000 or less;

 (xiv)     any Government Contract for which annual payments to the Company or its Subsidiaries exceeds $1,000,000; or

 (xv)     agreement in writing to enter into any of the foregoing.

 (b)     Each of the agreements listed or required to be listed on Schedule 3.11 and each of the Leases is in full force and effect and is a valid, binding and enforceable obligation of the Company and its Subsidiaries, and, to the Company’s knowledge, each of the other parties thereto, and is not subject to any claims, charges, set-offs or defenses except as expressly set forth in such agreements and Leases. Neither the Company nor any of its Subsidiaries, as applicable, is in material default (with or without notice or lapse of time or both), or, as of the date hereof, is alleged in writing by the counterparty thereto to have breached or to be in material default, under any Lease or any agreement listed or required to be listed on Schedule 3.11, and, to the Company’s knowledge, the other party to each Lease or each of the agreements listed or required to be listed on Schedule 3.11 is not in material default (with or without notice or lapse of time) thereunder. The Company has made available to Buyer complete and correct copies of all agreements required to be listed on Schedule 3.11 and all Leases, together with all modifications, amendments and supplements thereto. None of the agreements listed or required to be listed on Schedule 3.11 or any of the Leases has been cancelled or otherwise terminated, and neither the Company nor its Subsidiaries has received any written notice from any Person threatening any such cancellation or termination.

3.12     Leased and Owned Real Property.

 (a)     Schedule 3.12(a) contains a complete and correct list of all real property leased, subleased or licensed by the Company and its Subsidiaries or with respect to which the Company and its Subsidiaries have the right to use, occupy or access pursuant to real property agreements, including easements, rights of way, railway agreements (the “Leased Real Property”), and the agreements pursuant to which such Leased Real Property is leased, subleased, licensed or otherwise used or occupied (the “Leases”). The Company or its Subsidiaries have a valid and subsisting leasehold estate in the Leased Real Property, free and clear of all Liens, except for Permitted Liens. Except as set forth on Schedule 3.12(a), (i) neither the Company nor its Subsidiaries has leased, subleased, licensed or otherwise granted to any Person the right to use or occupy such Leased Real Property or any portion thereof and (ii) neither the Company nor its

Subsidiaries is a party to any agreement, right of first offer, right of first refusal or option with respect to the purchase or sale of any real property or interest therein.

 (b)     Schedule 3.12(b) contains a complete and correct list of all real property owned by the Company and its Subsidiaries (together with all buildings, improvements and fixtures thereon and appurtenances thereto, the “Owned Real Property”). The Company and its Subsidiaries own good, valid and marketable fee title to the Owned Real Property free and clear of all Liens, except for Permitted Liens. Except as set forth on Schedule 3.12(b), (i) neither the Company nor its Subsidiaries has leased, subleased, licensed or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof and (ii) neither the Company nor its Subsidiaries is a party to any agreement, right of first offer, right of first refusal or option granting to any Person the right to purchase all or any portion of the Owned Real Property. Neither the Company nor any of its Subsidiaries has received written notice of any condemnation proceeding, action or agreement pending, or to the Company’s knowledge, threatened, with respect to any portion of any Owned Real Property.

 (c)     The Leased Real Property and the Owned Real Property is (i) in good condition and repair (subject to normal wear and tear), (ii) with respect to the Leased Real Property only, being maintained by the Company or its Subsidiaries (as applicable) in accordance with the applicable Lease and (iii) sufficient for the operation of the business of the Company and its Subsidiaries as it is currently conducted, except for insufficiencies that would not have a Material Adverse Effect.

3.13     Intellectual Property.

 (a)     Schedule 3.13 sets forth a true and complete list of all Intellectual Property that is registered, filed or issued under the authority of any Governmental Body, and all applications for Intellectual Property, in each case that is owned by the Company or one or more of its Subsidiaries. Except as set forth on Schedule 3.13, the Company or one or more of its Subsidiaries solely own the Company Intellectual Property, free and clear of all Liens, other than Permitted Liens, except as is not material to the Company and its Subsidiaries taken as a whole. The Company and its Subsidiaries have not transferred ownership of, granted any exclusive license of or exclusive right to use, or granted any exclusive rights in or to joint ownership of, any Company Intellectual Property to any other Person.

 (b)     Neither the Company’s nor any of its Subsidiaries’ respective businesses infringes, misappropriates or otherwise violates any Intellectual Property of any other Person, except where such infringement, misappropriation or violation would not have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written notice or claim asserting that any such infringement, misappropriation or violation has occurred. The Company has not received any offer for a license of Intellectual Property from any Person in connection with an allegation by such Person that the Company has infringed or misappropriated any of the Intellectual Property of such Person.

 (c)     No third party is infringing, misappropriating or otherwise violating any Intellectual Property owned by the Company, except where such infringement, misappropriation or violation would not have a Material Adverse Effect.

 (d)     All of the issued patents and registered trademarks and registered copyrights, and in each case, applications therefor, that constitute Company Intellectual Property are valid, subsisting and enforceable. Except for office actions issued in the ordinary course of prosecution by the United States Patent and Trademark Office or analogous foreign Governmental Body, since January 1, 2013, no action, suit or claim by any third party contesting the validity or enforceability of any of the Company Intellectual Property has been made or has been threatened, in each case in writing.

 (e)     Except as set forth in Schedule 3.13(e) of the Disclosure Schedules, all current and former employees of the Company or its Subsidiaries who have contributed to or created any portion of, or otherwise may have rights in or to, any Company Intellectual Property meet all of the following requirements: (i) their work in any Company Intellectual Property was created by them entirely within the scope of their employment by the Company or its Subsidiaries; (ii) their work in any Company Intellectual Property is owned by the Company or its Subsidiaries as a work made for hire under U.S. copyright law or has otherwise been validly assigned to the Company or its Subsidiaries under one of the Company or its Subsidiaries’ standard form(s) of employee invention assignment or similar agreement (each such agreement, an “Employee Assignment Agreement”); and (iii) any inventions, improvements or discoveries of such employees that are included or implemented in any Company Intellectual Property have been validly assigned to the Company or its Affiliates under an Employee Assignment Agreement. Schedule 3.13(e) of the Disclosure Schedules lists all such form agreements and the Company has provided true and complete copies of all such Employee Assignment Agreements to Buyer.

 (f)     All current and former consultants, contractors and any other non-employee Persons engaged or retained by the Company or its Subsidiaries that have contributed to or created any portion of, or otherwise may have rights in or to, any Company Intellectual Property have executed and delivered written agreements that validly and effectively assign to the Company or its Subsidiaries all Intellectual Property conceived, created, developed, written, invented, discovered or reduced to practice on behalf of the Company or its Subsidiaries by such consultants, contractors, or other Persons (each such agreement, a “Contractor Assignment Agreement”). Schedule 3.13(f) of the Disclosure Schedules lists, as of the date of this Agreement, all such agreements, and Company has provided true and complete copies of all such agreements to Buyer.

 (g)     Schedule 3.13(g) of the Disclosure Schedules lists all the software, equipment and other information systems excluding commercially available off-the-shelf software (collectively, “Information Systems”) owned, licensed, leased or controlled by the Company or its Subsidiaries that are material to the operation of the business. If such Information Systems are operated or hosted by an outsourcer or other third party, the identity and contact information for such provider is disclosed on Schedule 3.13(g)(i) of the Disclosure Schedules. The Company and its Subsidiaries use reasonable means, consistent with practices used by businesses of comparable size and nature to the Company, to protect the security and integrity of all such Information Systems and all information stored, processed or contained therein, including personal data, or transmitted thereby from unauthorized or improper processing, including appropriate security and disaster recovery technology. Since January 1, 2016, to the Company’s knowledge, there has been no unauthorized access or breaches of the Information Systems used by the Company. The

Company and its Subsidiaries have implemented commercially reasonable backup and disaster recovery technology processes.

 (h)     The Company and its Subsidiaries take reasonable steps to protect their trade secret and confidential information, including requiring all persons with access thereto to sign enforceable non-disclosure agreements.

3.14     Employees. Except as set forth on Schedule 3.14:

 (a)     The Company and its Subsidiaries are, and have been since January 1, 2016, in compliance with all applicable Laws relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, collective bargaining, layoffs and immigration compliance, except for such non-compliance that is not material to the Company and its Subsidiaries taken as a whole. To the Company’s knowledge, there are no administrative charges or court complaints pending or threatened against the Company or any of its Subsidiaries before the U.S. Equal Employment Opportunity Commission or any federal, foreign, state or local court or government agency concerning alleged employment discrimination or any similar matters relating to the employment of labor, in each case, that if adversely determined would be material to the Company and its Subsidiaries taken as a whole.

 (b)     There is no unfair labor practice charge or complaint pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any similar foreign, state or local government agency. To the Company’s knowledge, since January 1, 2016, neither the Company nor any of its Subsidiaries has experienced any union organizing or decertification activities, and, to the Company’s knowledge, no such activities are underway or threatened. Since January 1, 2016, neither the Company nor any of its Subsidiaries has experienced any strikes, work stoppage, slowdowns or other material labor disputes, and, to the Company’s knowledge, no such disputes are underway or threatened.

 (c)     Since January 1, 2016, neither the Company nor any of its Subsidiaries has implemented any employee layoffs that gave rise to notice obligations under the Worker Adjustment and Retraining Notification Act or any similar Law (collectively, the “WARN Act”).

3.15     Employee Benefit Plans.

 (a)     Schedule 3.15(a) lists all employee benefit plans, programs, policies and arrangements, including all “employee benefit plans,” as defined in Section 3(3) of ERISA, and all other material severance pay, salary continuation, bonus, incentive, equity-based, retirement, pension, welfare, profit sharing or deferred compensation plans, contracts, or arrangements of any kind and any trust, escrow or similar arrangement related thereto, whether or not funded, (i) sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries for the benefit of any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries, or (ii) with respect to which the Company or any of its Subsidiaries has any liability (including any contingent liability) (each such plan, program, policy or arrangement, a “Plan”); provided, however, that the term “Plan” shall not include any benefit or compensation plan, program, policy or arrangement sponsored, maintained or administered by a Governmental Body or required to be contributed to by the Company or any of its Subsidiaries pursuant to applicable Law. No Plan is maintained outside of the United States.

 (b)     With respect to each Plan identified on Schedule 3.15(a), true and complete copies of the following have been made available to Buyer (to the extent applicable to such Plan): (i) the current plan document and all amendments thereto, or, in the case of an unwritten Plan, a written description thereof; (ii) the current trust agreement, insurance contract or annuity contract serving as a funding vehicle for such Plan; (iii) the most recent summary plan description, and any summaries of material modifications related thereto, distributed to participants in such Plan, (iv) the most recent annual report on Form 5500 (and all schedules and attachments thereto) required to be filed, (v) if the Plan is intended to be qualified under Section 401(a) of the Code, the most recent determination letter received from the Internal Revenue Service, (vi) the most recent actuarial report, and (vii) all material non-routine correspondence relating to such Plan between the Company or any of its Subsidiaries or their representatives and any Governmental Body within three years prior to the date hereof.

 (c)     Each Plan has been maintained, operated and administered in all material respects in accordance with its terms and in compliance in all material respects with all applicable Laws, including ERISA and the Code. None of the Company, any Subsidiary of the Company or, to the Company’s knowledge, any other Person (i) has engaged in a nonexempt “prohibited transaction” (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan, or (ii) breached any fiduciary duty imposed upon it by ERISA with respect to any Plan, in each case, that would result in any Liability or excise tax under ERISA or the Code being imposed on the Company or any of its Subsidiaries. All material contributions required to have been made by the Company or any of its Subsidiaries to the Plans have been made.

 (d)     Each Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has been determined by the Internal Revenue Service to be so qualified, and each trust created thereunder has been determined by the Internal Revenue Service to be exempt from tax under the provisions of Section 501(a) of the Code, and nothing has occurred subsequent to the issuance of the most recent such determination letter that would reasonably be expected to cause such Plan to lose its qualified status or such trust to lose its exempt status.

 (e)     None of the Company, any Subsidiary of the Company or any of their ERISA Affiliates has sponsored, maintained, contributed to, or been obligated to contribute to any (i) “defined benefit plan” as defined in section 3(35) of ERISA, (ii) “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is (or was) subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (ii) “multiemployer plan” (as defined in Section 3(37) of ERISA) or (iii) “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code.

 (f)     None of the Plans obligates the Company or its Subsidiaries to provide a current or former employee (or any dependent thereof) any life insurance or medical benefits after his or her termination of employment with the Company or any of its Subsidiaries, other than (i) as required by applicable Law, including Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code, (ii) coverage through the end of the month of termination of employment and (iii) conversion rights at the sole expense of the converting individual.

 (g)     There are no actions, suits or claims pending or, to the Company’s knowledge, threatened, against any Plan, other than ordinary claims for benefits, appeals of such claims and domestic relations order proceedings. To the Company’s knowledge, no Plan is currently under audit or examination by any Governmental Body.

 (h)     All (i) insurance premiums required to be paid with respect to, (ii) benefits, expenses, and other amounts due and payable under, and (iii) contributions, transfers, or payments required to be made to, any Plan prior to the Closing Date will have been paid, made or accrued on or before the Closing Date.

 (i)     With respect to any insurance policy providing funding for benefits under any Plan, there is no Liability of the Company or any of its Subsidiaries in the nature of a retroactive rate adjustment, loss sharing arrangement, or other actual or contingent liability, nor would there be any such Liability if such insurance policy was terminated on the date hereof.

 (j)     Neither the Company nor any of its Subsidiaries has agreed or committed to institute any plan, program, arrangement or agreement for the benefit of employees or former employees of the Company or any of its Subsidiaries other than the Plans, or to make any amendments to any of the Plans.

 (k)     The Company and its Subsidiaries have reserved all rights necessary to amend or terminate each of the Plans without the consent of any other person.

 (l)     Except as set forth on Schedule 3.15(l), neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated by this Agreement will (whether alone or in combination with any other event) (excluding any agreement contract, arrangement or plan entered into by, or at the direction of, Buyer or its Affiliates): (i) accelerate the time of payment or vesting of benefits, or increase the benefits or the amount of compensation payable under any Plan, (ii) trigger any funding obligation under any Plan or (iii) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that would constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

3.16     Insurance. Schedule 3.16 sets forth a true and complete list of each insurance policy maintained by or on behalf of the Company and its Subsidiaries on their properties, assets, products, business or personnel. With respect to each such insurance policy: (a) the policy is legal, valid, binding, enforceable on the Company or its Subsidiaries, as applicable, and in full force and effect, and all premiums with respect thereto have been paid, and no notice of cancellation, termination or denial or reduction of coverage or material premium increase has been received with respect to any such insurance policy, (b) neither the Company nor any of its Subsidiaries is in breach or default under, nor has it taken any action or failed to take any action which, with notice or the lapse of time, or both, would constitute a breach or default under, or permit cancellation, termination, denial or reduction of coverage or material premium increase with respect to such policy, and to the Company’s knowledge no insurer has threatened the same, (c) none of the Company or its Subsidiaries has received a notice of non-renewal from any of its insurers and (d) neither the Company nor any of its Subsidiaries has made any claim under any such insurance policies as to which coverage has been disputed in writing (other than reservation of rights letters) by the applicable insurers. Except as set forth on Schedule (a), the insurance policies set forth on Schedule 3.16 are of the type and in the amounts sufficient for compliance with all applicable Laws and contracts to which the Company or any of its Subsidiaries is bound. Except as set forth on Schedule 3.16, neither the Company nor its Subsidiaries has any self-insurance or co-insurance programs.

3.17     Environmental Matters.

 (a)     The Company and each of its Subsidiaries are, and have been since January 1, 2014, in compliance in all material respects with all applicable Environmental Laws.

 (b)     Each of the Company and its Subsidiaries holds and is, and has been since January 1, 2014, in compliance, in all material respects, with all Permits required under applicable Environmental Laws.

 (c)     None of the Company, any of its Subsidiaries or any of their respective predecessors in interest has since January 1, 2014 (or prior to that date if not fully resolved with no further liability or obligations) received written notice from any Governmental Body or any other Person that the Company and its Subsidiaries are or may be in material violation of or have or may have material liability under Environmental Laws.

 (d)     Except as would not have a Material Adverse Effect, there has been no release of any Hazardous Substance at, on, under or from any Leased Real Property or any Owned Real Property or, during the period of the Company’s ownership or occupancy, any other property formerly owned, leased or operated by the Company or any of its Subsidiaries or any of their respective predecessors in interest in violation of, or in a manner that has given or would give rise to Liability of the Company or any of its Subsidiaries, any Environmental Law or any contract (including any applicable lease).

 (e)     The Company has made available to Buyer copies of all (i) environmental site assessment reports prepared at any time and (ii) environmental, health or safety compliance audits or reports prepared since January 1, 2014 that disclosed a material Liability or violation of Environmental Law of or by the Company, in each case, not disclosed elsewhere in this Agreement in the possession of the Company or any of its Subsidiaries and relating to the Leased Real Property or Owned Real Property or any other property formerly owned, leased or operated by the Company or any of its Subsidiaries or any of their respective predecessors in interest.

 (f)     Neither the Company nor any of its Subsidiaries has assumed, undertaken, agreed to indemnify or otherwise become subject to any Liability of any other Person relating to or arising from any Environmental Law.

 (g)     Neither the Company nor any of its Subsidiaries has sold, manufactured, distributed or marketed any product that contains or incorporates asbestos or asbestos-containing materials.

3.18     Affiliate Transactions. Except as set forth on Schedule 3.18, no officer, director, manager, member or Affiliate of the Company or any of its Subsidiaries or any Affiliate or

immediate family member of any such officer, director, manager, member or Affiliate (a) is a party to any agreement or transaction with the Company or its Subsidiaries, other than (i) loans and other extensions of credit to directors and officers of the Company and its Subsidiaries for travel, business or relocation expenses or other employment-related purposes in the ordinary course, (ii) customary employment arrangements in the ordinary course of business and (iii) the Plans, (b) has any material interest or right in any material property or right, tangible or intangible, used by or belonging to the Company or its Subsidiaries or (c) owns, directly or indirectly, any material interest in, or is an officer, director, employee or consultant of, any Person which is a Key Supplier or Key Customer.

3.19     Broker Fees. Other than Lazard Frères & Co. LLC (“Lazard”), there is no investment banker, broker, finder or other such intermediary that has been retained by, or has been authorized to act on behalf of, the Company or any Subsidiary and is entitled to a fee or commission in connection with the Transactions from the Company or any Subsidiary.

3.20     Key Suppliers; Key Customers.

 (a)     Neither the Company nor its Subsidiaries have any material disputes concerning any products and/or services provided by any supplier or vendor that has had, or would reasonably be expected to have a material impact on the Company and its Subsidiaries. Schedule 3.20(a) sets forth a correct and complete list of the 10 largest suppliers of products and/or services to the Company and its Subsidiaries on a consolidated basis, based on amounts paid or payable in the fiscal year ended August 31, 2018 (each, a “Key Supplier”). Neither the Company nor its Subsidiaries have received written notice from any Key Supplier that such Person intends to cease conducting, or materially change the amount in which it conducts, business with the Company or its Subsidiaries or that such Person intends to terminate its existing relationship with the Company or its Subsidiaries.

 (b)     Neither the Company nor its Subsidiaries have any material disputes concerning any products and/or services provided to any customer that has had, or would reasonably be expected to have a material impact on the Company and its Subsidiaries. Schedule 3.20(b) sets forth a correct and complete list of the 10 largest customers of the Company and its Subsidiaries on a consolidated basis, based on amounts paid or payable by such customers in the fiscal year ended August 31, 2018 (each, a “Key Customer”). Neither the Company nor its Subsidiaries have received written notice from any Key Customer that such Person intends to cease conducting, or materially change the amount in which it conducts, business with the Company or its Subsidiaries or that such Person intends to terminate its existing relationship with the Company or its Subsidiaries.

3.21     Export Control. Since January 1, 2014, the Company and its Subsidiaries have been in material compliance with all Customs & International Trade Laws. The Company and its Subsidiaries have not submitted any disclosures or received any communication or notice since January 1, 2014 that alleges that the Company or any of its Subsidiaries are not, or may not be, in compliance with, or is, or may become, subject to any Claim under, any Customs & International Trade Laws and there are no unresolved questions or claims concerning any liability of the Company or any Subsidiary with respect to any such laws.

 (b)     The Company and its Subsidiaries have maintained and currently maintain all necessary registrations under the Customs & International Trade Laws and have obtained all necessary licenses and other authorizations under the Customs & International Trade Laws. Schedule 3.21(b) includes a list of the licenses and other authorizations obtained by the Company or its Subsidiaries under the Customs & International Trade Laws during the last five years and indicates the current status of such licenses (i.e., active or not active).

 (c)     Neither the Company nor any Subsidiary: (i) is or has been designated on, or is owned or controlled by any party that has been or is designated on, OFAC’s List of Specially Designated Nationals and Blocked Persons or any similar list of prohibited parties administered by a relevant Governmental Body or (ii) has participated in any transaction with or involving any such parties or any countries or territories subject to a comprehensive U.S. embargo or connected with any purpose prohibited by Customs & International Trade Laws.

 (d)     None of the products imported by the Company or any of its Subsidiaries have been or currently are subject to antidumping or countervailing duties or additional duties imposed under Section 232 of the Trade Expansion Act of 1962 or Section 301 of the Trade Act of 1974.

3.22     Government Contracts and Government Bids.

 (a)     Schedule 3.22(a) sets forth a complete list of Government Bids with a contemplated value in excess of $500,000, for which the Company (i) has received no notice of award; (ii) has not been excluded from the competitive range; or (iii) has not otherwise received notice that the Government Bid was unsuccessful.

 (b)     Except as set forth in Schedule 3.22(b), the Company has complied, and is in compliance, with all material terms and conditions of each Government Contract and neither the Company nor its Subsidiaries (i) have materially breached or violated any Law, certification, representation, clause or provision, (ii) are in breach of any Government Contract or Government Bid, (iii) have been in material non-compliance with any applicable provision of the Federal Acquisition Regulations (“FAR”) or Defense Federal Acquisition Regulation Supplement (“DFARS”), (iv) are the subject of any pending claim pursuant to the False Claims Act (31 U.S.C. §§ 3729 et seq.) and, to the Company’s knowledge, no facts or circumstances exist that could reasonably be expected to give rise to a claim under the False Claims Act against the Company, or (v) are subject to any material cost disallowance, withhold, offset, overpayment or credit requested by or on behalf of a Governmental Body. No Government Bid submitted by the Company or its Subsidiaries has been found to be non-responsive. All statements, representations, and certifications made by the Company or any of its Subsidiaries pertaining to any Government Contract have been current, accurate and complete.

 (c)     No notice of termination for default and no cure notice, show cause notice or other indication of termination is currently, or since January 1, 2016 has been, in effect pertaining to any Government Contract.

 (d)     None of the Company, its Subsidiaries, any of its officers, senior management or other Employees, or any Key Supplier or Key Customer has been debarred,

suspended or excluded from participation in the award or performance of any Government Contract for any reason nor has any debarment, suspension or exclusion investigation or audit been threatened or initiated against the Company, its Subsidiaries or, to the Company’s knowledge, any of its Key Suppliers, Key Customers, officers, senior management, or other Employees. To the Company’s knowledge, no facts or circumstances exist that could reasonably be expected to give rise to debarment, suspension, or a declaration that the Company or any of its Subsidiaries is ineligible for government procurement.

 (e)     Since January 1, 2014, the Company or any of its Subsidiaries has not conducted or initiated any internal investigation, or made a voluntary or mandatory disclosure to any Governmental Body, or any other Person with respect to any alleged or potential irregularity, misstatement or omission arising under or relating to a Government Contract or Government Bid.

 (f)     There exist no outstanding material claims or disputes with the Company or any of its Subsidiaries, either by a Governmental Body or by any other Person arising under or relating to any Government Contract or Government Bid.

3.23     Security Clearance. The Company (a) does not hold any facility security clearance, (b) is not party to any contracts that require it to obtain or hold a facility security clearance, (c) does not possess or have access to any materials that require a security clearance to possess or access, and (d) does not have any employees or agents who hold personnel security clearances related to their work for the Company.

3.24     Relations with Governments.

 (a)     The Company and its Subsidiaries are in material compliance with all applicable anti-corruption Laws, including the Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1, et seq.) (collectively, the “Anti-Bribery Laws”), and the Company and its Subsidiaries have not received any written or, to the Company’s knowledge, oral communication since June 1, 2014 that alleges that the Company, or any of its Subsidiaries, distributors, resellers or sales consultant thereof, has, or may have, any material Liability under, any Anti-Bribery Laws.

 (b)     Since June 1, 2014 neither the Company, its Subsidiaries, nor, to the Company’s knowledge, any of the Company’s or its Subsidiaries’ Employees, representatives, agents, consultants, independent contractors, subcontractors, leased employees, volunteers, or temporary workers (during the period of such employment or engagement since June 1, 2014), (i) is (or was as of the relevant time) a Governmental Body or an officer, agent or employee of a Governmental Body, (ii) has, in order to obtain or retain business for the Company, directly or indirectly, offered, paid, given or promised to pay or give, or authorized the payment or giving of, any money or other thing of value to: (A) any person who is an official, officer, agent, employee or representative of any Governmental Body, of any partially or wholly government-owned or government-controlled entity, or of any existing or prospective customer (whether government-owned or non-government owned); (B) any political party or official thereof; (C) any candidate for political officer or political party office; or (D) any other individual or entity; in order to induce or influence the recipient or intended recipient to do or omit to do any act in violation of his or her lawful duty, to use his or her position to affect any official act or decision, or to secure an improper advantage, or for any other purposes not allowable under the Anti-Bribery Laws, (iii) has been the recipient of a subpoena, warning letter, finding of violation letter, charging letter, draft charging letter, or other document or oral communication alleging a violation, or possible violation, of any Anti-Bribery Laws; (iv) has been the subject of an inquiry, investigation, or other proceeding by a Governmental Body for potential violation of any applicable Anti-Bribery Laws, the subject of an indictment for a violation or violations of any Anti-Bribery Laws, convicted of violating any Anti-Bribery Laws, or barred or suspended, even temporarily, from doing business with any agency of the U.S. government as a result of a violation of any Anti-Bribery Laws; (v) entered into a settlement, plea agreement, non-prosecution agreement or deferred prosecution agreement with any Governmental Body for alleged violations or violations of any Anti-Bribery Laws; (vi) has been officially reprimanded or terminated in whole or in part due to their violation of policies and procedures of the Company related to Anti-Bribery Laws; or (vii) has otherwise violated any Anti-Bribery Laws.

 (c)     The Company and its Subsidiaries do not have any pending or anticipated disclosures to any Governmental Body for (i) violations or (ii) facts or circumstances that would constitute a violation, in each case, of any Anti-Bribery Laws. There have been no violations of Anti-Bribery Laws by the Company, its Subsidiaries, nor, to the Company’s knowledge, any of its Employees, representatives, agents, consultants, independent contractors, subcontractors, leased employees, volunteers, or temporary workers since June 1, 2014.

 (d)     The Company and its Subsidiaries maintain systems of internal controls as part of their compliance program that are reasonably adequate to ensure material compliance by the Company and its Subsidiaries with all applicable Anti-Bribery Laws.

3.25     Title to and Sufficiency of Assets.

 (a)     The assets, properties, interests and rights (leased, owned or licensed) of the Company and its Subsidiaries, taken together, constitute all of the assets, properties, interests and rights that are used or held for use in the conduct of the business of the Company and its Subsidiaries, taken together, in the manner and to the extent conducted as of the date of the Latest Balance Sheet and are sufficient therefor, except for any insufficiencies that would not have a Material Adverse Effect.

 (b)     Except for assets disposed of in the ordinary course of business since the date of the Latest Balance Sheet, (i) the Company and its Subsidiaries are the sole record and beneficial owners of, and have valid title to each item of tangible personal property reflected in Latest Balance Sheet, free and clear of all Liens except for Permitted Liens, and (ii) no other Person owns any property or assets that are being used in the business of the Company and its Subsidiaries, except for the Leased Real Property, the personal property leased by the Company and its Subsidiaries pursuant to contracts and the Intellectual Property licensed to the Company and its Subsidiaries and disclosed in the Disclosure Schedules.

3.26     Indebtedness; Marketable Securities. Schedule 3.26 sets for a true complete list of (a) all Indebtedness for borrowed money of the Company or any of its Subsidiaries that is outstanding and (b) all marketable securities held by Company or any of its Subsidiaries, in each case, as of the date of this Agreement.

3.27     No Additional Representations or Warranties. Except for the representations and warranties contained in this ARTICLE III, Buyer acknowledges that none of the Company, Sellers or any other Person on behalf of the Company or Sellers makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided, including pursuant to Section 6.02, to Buyer or its Affiliates or Advisors.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller, individually as to itself and not any other Seller, represents and warrants to Buyer, except as set forth in the Disclosure Schedules, as follows, as of the date of this Agreement and as of the Closing:

4.01     Organization and Power. Such Seller is (a) in the case of any Seller that is an Entity, (i) lawfully created and validly existing under the Laws of the jurisdiction of its formation and (ii) has the requisite authority to own, lease and operate its properties and assets, and (b) in the case of each Seller that is not an Entity, a natural Person. Such Seller has full power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will be a party and to perform its obligations hereunder and thereunder.

4.02     Authorization; No Breach.

 (a)     The execution, delivery and performance of this Agreement by such Seller and the consummation of the Transactions have been, and the execution, delivery and performance of the Transaction Documents to which such Seller is a party will be at or prior to the Closing, duly and validly authorized by all requisite action on the part of such Seller, and no other proceedings on such Seller’s part are necessary to authorize the execution, delivery or performance of this Agreement or the Transaction Documents. This Agreement has been, and each other Transaction Document to which such Seller is a party will be, duly executed and delivered by such Seller and, assuming this Agreement and each other Transaction Document to which such Seller is a party is a valid and binding obligation of Buyer and/or the other parties thereto, will constitute a valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as limited by the application of bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights or to general principles of equity.

 (b)     Assuming receipt of the Antitrust Approvals, the execution, delivery and performance by such Seller of this Agreement, the other Transaction Documents to which it is or will be a party and the consummation of the Transactions, do not and will not: (i) in the case of any Seller that is an Entity, conflict with or violate the organizational documents of such Seller; (ii) conflict with or violate any Law applicable to such Seller or by which any property, right or asset of such Seller is bound; or (iii) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, result in a loss of benefit under, give rise to a right of payment under, create in any party thereto the right to amend, modify, abandon, accelerate, terminate or cancel any provision of (in each case, whether with notice or lapse of time or both), require any consent under, or result in the creation or imposition of any Lien

(other than a Permitted Lien) on any property, right or asset of such Seller under, any material agreement or instrument to which such Seller is bound, except, in each case, for any such conflicts, violations, breaches, defaults or other occurrences that would not reasonably be expected to prevent, materially delay or materially impair the ability of such Seller to consummate the Transactions.

4.03     Governmental Bodies; Consents. Such Seller is not required to file, seek or obtain any notice, authorization, approval, Order, Permit or consent of or with any Governmental Body in connection with the execution, delivery and performance by such Seller of this Agreement, the other Transaction Documents to which it is or will be a party or the consummation of the Transactions, except (a) any filings required to be made in connection with the Antitrust Approvals, (b) such filings as may be required by any applicable federal or state securities or “blue sky” Laws, (c) any consents, approvals or filings that may be required solely by reason of Buyer’s participation in the Transactions or any facts or circumstances relating to Buyer or any of its Affiliates or (d) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not reasonably be expected to prevent, materially delay or materially impair the ability of such Seller to consummate the Transactions.

4.04     Litigation. There are no actions, suits or litigation proceedings pending or, to such Seller’s knowledge, threatened against or affecting such Seller, at law or in equity, before or by any Governmental Body, except as would not reasonably be expected to prevent, materially delay or materially impair the ability of such Seller to consummate the Transactions.

4.05     Title to Shares. Such Seller owns the shares identified on Schedule 3.04(a) as being owned by such Seller, free and clear of any Liens, except for Permitted Liens. After giving effect to the Transactions, such Seller will not have any interest in any Shares.

4.06     Broker Fees. Other than Lazard, there is no investment banker, broker, finder or other such intermediary that has been retained by, or has been authorized to act on behalf of, such Seller and is entitled to a fee or commission in connection with the Transactions for which the Company or any of its Subsidiaries would be liable.

4.07     No Additional Representations or Warranties. Except for the representations and warranties contained in this ARTICLE IV, none of Sellers, the Company or any other Person on behalf of any Seller or the Company makes any express or implied representation or warranty with respect to any Seller or with respect to any other information provided, including pursuant to Section 6.02, to Buyer or its Affiliates or Advisors.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to each Seller and the Company, as follows, as of the date of this Agreement and as of the Closing:

5.01     Organization and Power. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Ohio, with full power and authority to enter into this Agreement and each other Transaction Document to which it is or will be a party and perform all of its obligations hereunder and thereunder.

5.02     Authorization; No Breach.

 (a)     The execution, delivery and performance of this Agreement by Buyer and the consummation of the Transactions have been, and the execution, delivery and performance of the Transaction Documents will be at or prior to the Closing, duly and validly authorized by all requisite corporate action by Buyer, and no other corporate proceedings on the part of Buyer are necessary to authorize the execution, delivery or performance of this Agreement or the Transaction Documents by Buyer. This Agreement has been, and the other Transaction Documents to which Buyer is or will be a party have been or will be, duly and validly executed and delivered by Buyer, and, assuming that this Agreement and each other Transaction Document to which it is a party is a valid and binding obligation of Sellers and/or the other parties thereto, this Agreement and each such Transaction Document constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights or to general principles of equity.

 (b)     Assuming receipt of and subject to the Antitrust Approvals, Buyer is not subject to or obligated under its articles of incorporation or bylaws (or equivalent organizational documents), any applicable Law, or any material agreement or instrument, or any material license, franchise or permit, that will be breached or violated in any material respect by Buyer’s execution, delivery and performance of this Agreement or any of the other Transaction Documents to which it is or will be a party, or the consummation of the Transactions, except for any such breaches or violations that would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Buyer to consummate the Transactions.

5.03     Governmental Bodies; Consents. Buyer is not required to file, seek or obtain any notice, authorization, approval, Order, permit or consent of or with any Governmental Body in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents to which it is or will be a party or the consummation of the Transactions, except (a) any filings required to be made in connection with the Antitrust Approvals, (b) such filings as may be required by any applicable federal or state securities or “blue sky” Laws or (c) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Buyer to consummate the Transactions.

5.04     Litigation. There are no actions, suits or litigation proceedings pending or, to Buyer’s knowledge, threatened against Buyer or any of its Affiliates, at law or in equity, before or by any Governmental Body, that would reasonably be expected to prevent, materially delay or material impair the ability of Buyer to consummate the Transactions.

5.05     Broker Fees. Except for Barclays Bank plc, all of whose fees and expenses will be borne solely by Buyer, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer or any of its Affiliates that might be entitled to any fee or commission in connection with the Transactions.

5.06     Investment Representation; Investigation. Buyer is acquiring the Shares for its own account with the present intention of holding the Shares for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities Laws. Buyer is an “accredited investor” within the meaning of Regulation D promulgated pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Buyer is knowledgeable about the industries in which the Company and its Subsidiaries operate and is capable of evaluating the merits and risks of the Transactions and is able to bear the substantial economic risk of such investment for an indefinite period of time. Buyer has been afforded adequate access to the books and records, facilities and personnel of the Company and its Subsidiaries for purposes of conducting a due diligence investigation and has conducted an adequate due diligence investigation of the Company and its Subsidiaries.

5.07     Board Approval. The board of directors of Buyer, by resolutions duly adopted by written consent or at a meeting duly called and held, has approved this Agreement and the Transactions. No other corporate proceedings on the part of Buyer are necessary to authorize the Transactions.

5.08     Financial Capability. Buyer has, and will have available at the Closing, sufficient cash, marketable securities, available lines of credit or other sources of immediately available funds to pay all obligations of Buyer hereunder, including (a) the amounts payable pursuant to Section 1.03, including amounts owing in respect of Transaction Expenses, and (b) all of the out-of-pocket costs of Buyer arising in connection with the consummation of the Transactions. Buyer has not incurred any obligation, commitment, restriction or liability of any kind, and is not contemplating or aware of any obligation, commitment, restriction or liability of any kind in either case which would reasonably be expected to impair or adversely affect such resources. Buyer acknowledges and agrees that its obligations hereunder are not subject to any conditions regarding Buyer’s, its Affiliates’ or any other Person’s ability to obtain financing for the consummation of the Transactions.

5.09     Solvency. Assuming satisfaction of the closing conditions set forth in Section 8.02, immediately after giving effect to the Transactions, Buyer and each of its Subsidiaries (including the Company and its Subsidiaries), will be able to pay their respective debts as they become due and will own property that has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities). Assuming satisfaction of the closing conditions set forth in Section 8.02, immediately after giving effect to the Transactions, Buyer and each of its Subsidiaries (including the Company and its Subsidiaries), will have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Buyer or its Subsidiaries (including the Company and its Subsidiaries).

5.10     No Additional Representations or Warranties. Except for the representations and warranties contained in this ARTICLE V, neither Buyer nor any other Person on behalf of Buyer makes any express or implied representation or warranty with respect to Buyer or with respect to any other information provided to the Company or its Affiliates or Advisors by Buyer.

ARTICLE VI.

COVENANTS OF THE COMPANY AND SELLERS

6.01     Conduct of the Company.

 (a)     Except as contemplated or permitted by this Agreement or as required by applicable Law, from the date of this Agreement until the earlier to occur of the Closing and the valid termination of this Agreement pursuant to Section 9.01 (the “Interim Period”), the Company and Sellers will use commercially reasonable efforts (x) to conduct the Company’s and its Subsidiaries’ business in the ordinary course of business consistent with past practice (it being understood that a reasonable good faith action taken solely to address an extraordinary or unusual event occurring after the date of this Agreement that is outside of the control of the Company or its Affiliates and is outside of the ordinary course of business shall not be deemed to be a breach of this clause), (y) to preserve substantially intact the Company’s and its Subsidiaries’ business organization, and (z) to preserve in all material respects the Company’s and its Subsidiaries’ present relationships with customers, suppliers and other persons with which it has material business relations; provided that, notwithstanding the foregoing, (i) no action by a Seller, the Company or its Subsidiaries permitted by Section 6.01(b) will be deemed a breach of this Section 6.01(a), unless such action would constitute a breach of one or more of such other provisions, and (ii) Sellers, the Company or its Subsidiaries’ failure to take any action prohibited by Section 6.01(b) will not be deemed a breach of this Section 6.01(a).

 (b)     During the Interim Period, except as (v) otherwise contemplated or permitted by this Agreement, (w) set forth on Schedule 6.01(b), (x) consented to in writing by Buyer (such consent not to be unreasonably withheld, delayed or conditioned), (y) required by any contract set forth on Schedule 3.11 or (z) required by applicable Law, the Company will not, and will cause each of its Subsidiaries not to:

 (i)     amend or modify its articles of incorporation or bylaws (or equivalent organizational or governance documents);

 (ii)     issue, deliver or reissue, or sell, dispose or pledge any of its shares of, or authorize the same in respect of, capital stock, any voting securities or any other equity interest or any options, warrants, convertible or exchangeable securities, subscriptions, phantom stock, stock appreciation rights, calls or commitments with respect to such securities of any kind, or grant phantom stock or other similar rights with respect to any of the foregoing;

 (iii)     declare, set aside or pay any non-cash dividend or other distribution of assets (including in stock, property or otherwise) in respect of any shares of capital stock or other equity interests, in each case, other than dividends and distributions by a Subsidiary of the Company to the Company or a direct or indirect wholly-owned Subsidiary of the Company;

 (iv)     adjust, split, combine, subdivide or reclassify, or redeem, repurchase or otherwise acquire any shares of its capital stock or other equity interests, as the case may be, or effect any like change in the capitalization of the Company or its Subsidiaries;

 (v)     create, incur, assume or guarantee any indebtedness for borrowed money other than: (x) indebtedness for borrowed money not in excess of $10,000,000 in the aggregate that is fully prepayable and terminable by the Company at or prior to Closing, (y) in the ordinary course of business pursuant to the Company’s existing credit facilities or (z) pursuant to arrangements solely among or between the Company and one or more of its direct or indirect wholly-owned Subsidiaries or solely among or between its direct or indirect wholly-owned Subsidiaries;

 (vi)      subject any portion of its assets that is material to the Company and its Subsidiaries taken as a whole to any material Lien, except for Permitted Liens;

 (vii)     announce, implement or effect any reduction-in-force, lay-off or other program resulting in the termination of any group of employees;

 (viii)    (A) increase the compensation or benefits of any officers, employees, directors or other individual service providers of the Company or any of its Subsidiaries, except for increases in salaries or wages in the ordinary course of business consistent with past practice or pursuant to the terms of any agreement listed on Schedule 3.11 as in effect as of the date of this Agreement, (B) materially increase the benefits under any Plan, or adopt, materially amend, or terminate any Plan, including any plan, policy or other arrangement that would be a Plan if it were in existence as of the date of this Agreement or (C) grant any additional rights to severance or termination pay to any current or former officer, director or employee of the Company or any of its Subsidiaries except for grants in the ordinary course of business providing for severance pay not to exceed $150,000 individually or $1,000,000 in the aggregate), (D) hire any employee with an annual base salary in excess of $150,000, or (E) terminate any employee other than for cause, as defined under the applicable policy of the Company or any of its Subsidiaries or state statute if no such policy exists (with respect to clauses (A), (B), and (C) except for increases in compensation or benefits (1) that are required by the terms of a Plan as in effect on the date of this Agreement, (2) that are reflected in the Transaction Expenses or (3) as otherwise required by Law);

 (ix)     adopt a plan of liquidation, dissolution, merger, consolidation or other reorganization;

 (x)      enter into a new agreement that would be required to be disclosed on Schedule 3.11 or Schedule 3.12(a) if it had been entered prior to the date of this Agreement or amend in a material manner, terminate, or waive any material rights under any of the agreements set forth on, or required to be set forth on, Schedule 3.11 or Schedule 3.12(a), in each case other than in the ordinary course of business consistent with past practice;

 (xi)      enter into or perform any transaction or contract that would be required to be listed on Schedule 3.18, other than any performance required by any transaction or contract listed on Schedule 3.18;

 (xii)     make any change in its financial or tax accounting methods that would be material to the Company and its Subsidiaries taken as a whole, except as required by applicable Law or GAAP, or make or change any election relating to income Taxes that would be material to the Company and its Subsidiaries taken as a whole, except as required by GAAP, the Code, or applicable Law;

 (xiii)    make any acquisition of any assets, rights, securities, properties, interests or businesses (whether by merger, stock or asset purchase or otherwise), except for (A) assets, securities, properties, interests or businesses with a fair market value or replacement cost (whichever is lower) not in excess of $1,000,000 in the aggregate or not otherwise material to the Company’s or any of its Subsidiaries’ business, (B) purchases of inventory in the ordinary course of business, and (C) licenses of Intellectual Property granted to the Company or any of its Subsidiaries in the ordinary course of business;

 (xiv)     sell, lease, license, assign, transfer, abandon, allow to lapse, or otherwise dispose of (whether by merger, stock or asset sale or otherwise) any of the Company’s or any Subsidiary’s assets, rights, securities, properties, interests or businesses, except for (A) assets, securities, properties, interests or businesses with a fair market value or replacement cost (whichever is higher) not in excess of $1,000,000 in the aggregate or not otherwise material to the Company’s or any of its Subsidiaries’ business, (B) sales of inventory and dispositions of obsolete assets in the ordinary course of business consistent with past practice, and (C) licenses of Intellectual Property granted by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice;

 (xv)     settle or compromise any actions, suits, investigations or litigation proceedings other than settlements or compromises where the amounts paid are less than $10,000,000 in the aggregate and which do not impose any material restrictions on the operations or businesses of the Company or any of its Subsidiaries following the Closing;

 (xvi)     make any loans or advances to any Persons, except to employees and extensions of credit to payors, in each case, in the ordinary course of business;

 (xvii)    cancel, waive or release any material debts, rights or claims except (A) for such items solely between the Company and one or more of its wholly-owned Subsidiaries or solely among or between its wholly-owned Subsidiaries; and (B) as required under this Agreement in connection with the consummation of the Transaction; or

 (xviii)   make any capital expenditures in excess of $500,000 in the aggregate;

 (xix)     (A) transfer ownership, or grant any license or other rights, to any Person of or in respect of any Company Intellectual Property, other than grants of non-exclusive licenses pursuant to license agreements in the ordinary course of business consistent with past practice, or (B) abandon, allow to lapse or fail to maintain any material Company Intellectual Property; or

 (xx)      agree or commit to any of the foregoing.

 (c)    For the avoidance of doubt, nothing contained herein shall permit Buyer or any of its Affiliates to control the operation of the Company or any of its Subsidiaries prior to the Closing.

 (d)    Notwithstanding any other provision to the contrary contained in this Agreement, prior to the Adjustment Time and so long as no breach of the Existing Credit Facility would result therefrom, Seller shall be entitled to receive from the Company and its Subsidiaries by way of dividends, distributions, return of capital or otherwise all cash and cash equivalents owned or held by or for the benefit of the Company and its Subsidiaries prior to and as of the Adjustment Time, and to use such cash and cash equivalents to pay or repay any liabilities of the Company and its Subsidiaries (including amounts owed under the Existing Credit Facility).

6.02     Access to Books and Records. The Company and Sellers shall, and shall cause each of the Company’s Subsidiaries to, provide Buyer and its Advisors with reasonable access, during normal business hours and upon reasonable advance notice, to the facilities, assets, properties, financial information, senior management-level employees, books and records, contracts and documents of or regarding the Company and its Subsidiaries as reasonably requested from time to time from immediately after the execution and delivery of this Agreement and through the Closing (or the earlier termination of this Agreement in accordance with ARTICLE IX); provided that (a) such access does not unreasonably interfere with the normal operations of the Company or any of its Subsidiaries, or involve any environmental sampling or testing or invasive, destructive or subsurface investigations, (b) such access shall occur in such a manner appropriate to protect the confidentiality of the Transactions, and (c) nothing herein shall require Sellers or the Company to provide access to, or to disclose any information to, Buyer or any of its Advisors if such access or disclosure (i) would include competitively sensitive information in violation of applicable Law, (ii) would waive any legal privilege or (iii) would be in violation of applicable Laws or the provisions of any agreement to which Sellers, the Company or any of the Company’s Subsidiaries is a party. The information provided pursuant to this Section 6.02 will be governed by all the terms and conditions of the Confidentiality Agreement.

6.03     Regulatory Filings. In furtherance and not in limitation of the obligations set forth in Section 6.06 and Section 10.03, the Company and Sellers will (a) make or cause to be made as promptly as practicable after the date of this Agreement all filings with and submissions to any Governmental Body required under any applicable Laws for the consummation of the Transactions, (b) coordinate and cooperate with Buyer in exchanging such information and providing such assistance as Buyer may reasonably request in connection with the foregoing and with any investigation or other inquiry of any such Governmental Body or under any such Laws with respect to any filing or submission or the Transactions and (c) (i) supply promptly any additional information and documentary material that may be requested in connection with such filings, (ii) make any further filings with any Governmental Body pursuant thereto that may be necessary, proper or advisable in connection therewith and (iii) use reasonable best efforts to take all actions necessary to obtain all required clearances. The parties agree that this Section 6.03 (and not Section 6.06) sets forth the Company’s and Sellers’ sole obligations with respect to regulatory filings, other than filings under the Antitrust Approvals, which are governed solely by Section 10.03.

6.04     Notification. The Company will promptly notify Buyer of: (a) any fact, event, change, effect, occurrence or development arising after the date of this Agreement that would reasonably be expected to cause the conditions contained in Section 8.02(a) to not be satisfied, upon discovery thereof, and, except for purposes of Section 8.02(a) and Section 9.01(c), such disclosures will amend and supplement the Disclosure Schedules in the form of updated schedules delivered to Buyer (“Updated Schedules”); provided that, if the Closing occurs, the Updated Schedules will be considered and deemed to be the Disclosure Schedules for all purposes under this Agreement, and each reference in this Agreement to a particular schedule will mean such schedule in the Updated Schedules; (b) any notice or other communication from any Person to the Company or Sellers alleging that the consent of such Person is or may be required in connection with the Transactions; (c) any notice or other communication from any Governmental Body to the Company or Sellers related to or in connection with the Transactions; (d) any actions, suits, claims, investigations or litigation proceedings commenced or, to the Company’s knowledge, threatened in writing against, whether civil, criminal, administrative or investigative, relating to or involving or otherwise affecting the Company, Sellers or its or their Affiliates that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.08 or Section 4.04 or that relate to the consummation of the Transactions; provided that, the delivery of any notice pursuant to this Section 6.04 will not limit any of the representations and warranties of the Company or Sellers set forth in this Agreement or the remedies available hereunder to Buyer.

6.05     Exclusivity. From immediately after the execution and delivery of this Agreement and through the Closing (or the earlier termination of this Agreement pursuant to ARTICLE IX), the Company and Sellers will not, and the Company will cause its Subsidiaries not to, and will direct its directors, partners, officers, managers, employees, agents or Advisors not to, directly or indirectly, take any action to solicit, encourage, initiate or engage in discussions or negotiations with, or provide any information to, or otherwise cooperate in any way with, any Person (other than Buyer and its Advisors acting in such capacity) concerning any proposal or offer with respect to any merger, consolidation, business combination or recapitalization involving the Company or its Subsidiaries, sale of the Shares or other equity interests of the Company or its Subsidiaries, any sale of all or substantially all of the assets of the Company or its Subsidiaries or similar transaction involving the Company or its Subsidiaries (other than inventory and equipment sold in the ordinary course of business) (an “Acquisition Transaction”) or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement with respect to an Acquisition Transaction. The Company and Sellers will, and will cause the Company’s Subsidiaries and their respective officers, directors, and Advisors to, terminate any and all negotiations or discussions with any third party regarding any proposal or offer concerning any Acquisition Transaction, including any access to any online or other datasites.

6.06     Reasonable Best Efforts. Subject to the terms of this Agreement (including the limitations set forth in Section 6.03 and this Section 6.06), the Company and Sellers will, and will cause the Company’s Subsidiaries to, use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the Transactions, including using reasonable best efforts to (a) provide any required notices and obtain all the necessary actions or nonactions, waivers, consents and approvals from third parties as may be necessary to consummate and make effective the Transactions, (b) cause its conditions to Closing to be satisfied and for the Closing to occur as promptly as practicable and (c) not take any action reasonably likely to prevent, materially delay or materially impair the Closing. For purposes of this Section 6.06, the “reasonable best efforts” of the Company and Sellers will not require the Company, Sellers or any of the Company’s Subsidiaries or any of their respective Affiliates or Advisors to (i) commence any litigation or arbitration proceeding, (ii) waive or surrender any right or modify any agreement (including any agreements set forth on Schedule 3.11), (iii) offer or grant any accommodation or concession (financial or otherwise) to any Person, (iv) make any payment to third parties or otherwise suffer any similar detriment,

(v) waive or forego any right, remedy or condition hereunder, or (vi) provide financing to Buyer for the consummation of the Transactions.

6.07     Financing Cooperation.

 (a)     During the Interim Period, Seller and the Company will use commercially reasonable efforts to provide such assistance (and to cause their Subsidiaries and its and their respective personnel and advisors to provide such assistance) with any financing of Buyer or any of its Subsidiaries in connection with the Transactions as is reasonably requested by Buyer and that is customary. Without limiting the generality of the foregoing, such assistance will include using commercially reasonable efforts in each of the following: (i) as promptly as reasonably practicable, furnishing Buyer, its Affiliates and any financing sources with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Buyer and such other information that is reasonably available or readily obtainable regarding the Company and its Subsidiaries that is reasonably requested by Buyer and is reasonably necessary to assist Buyer in preparing pro forma financial statements; (ii) reasonably assisting with the preparation of lender and investor presentations, rating agency presentations, and similar documents and materials, in connection with any financing; (iii) participating in a reasonable number of meetings and presentations with prospective lenders, and sessions with ratings agencies, in each case upon reasonable notice and at mutually agreeable dates and times in connection with any such financing; (iv) providing customary authorization letters to any financing source, (v) providing documentation and other information required in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and beneficial ownership regulations, (vi) causing its independent accountants to provide assistance and cooperation with any offering of securities, including providing any necessary written consents to use their audit reports relating to the Company and its Subsidiaries and to be named as an “Expert” in any document related to any such financing and (vii) cooperate with any financing sources’ due diligence, to the extent customary or reasonable); provided, however, that (x) nothing herein will require such cooperation to the extent it would (A) unreasonably disrupt the conduct of the Company’s and the Subsidiaries’ respective businesses or (B) require the Company or any of the Subsidiaries or any of the Company Representatives to pay any fees or expenses or otherwise incur any Liability or give any indemnities prior to the Closing Date, (y) any documentation executed by the Company or any of its Subsidiaries will not become effective until the consummation of the Closing and (z) neither the Company nor any of its Subsidiaries will be required to pass resolutions or consents or approve or authorize the execution of any financing arrangements prior to the Closing, except to the extent the effectiveness of such authorization or the effectiveness of such arrangement is conditioned upon the Closing. Such assistance will not require the Company or any of its Affiliates to agree to any contractual obligation relating to such financing that is not conditioned upon the Closing and that does not terminate without Liability to the Company or any of its Affiliates upon the termination of this Agreement.

 (b)     In each case of this Section 6.07, the Company’s cooperation will be at Buyer’s written request with reasonable prior notice and at Buyer’s sole cost and expense. The Company and its Subsidiaries will not be required to deliver or cause the delivery of any legal opinions or accountants’ comfort letters or reliance letters in connection with the Debt Financing. The Company and its subsidiaries will consent to the use of all of its logos in connection with any such financing; provided that such logos are used solely in a manner that is not reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company and its Subsidiaries. All information provided by the Company and its Subsidiaries, the Seller Representative or any of their respective Affiliates or any of their respective representatives under this Section 6.07 will be kept confidential in accordance with the Confidentiality Agreement. Buyer agrees and acknowledges that the Company and its Subsidiaries will not be considered to have breached this Section 6.07 unless the Company or its Subsidiaries has willfully and materially breached this Section 6.07 and such breach has caused any such financing to not to be obtained. No Affiliate of the Company will have any obligations under this Section 6.07 following the consummation of the Closing. Buyer will indemnify and hold harmless the Company and its Subsidiaries, Sellers and their respective directors, managers, officers, equityholders, employees and agents from and against any liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of such financing or any assistance or activities as provided by this Section 6.07.

6.08     Payoff Letters. At least three Business Days prior to the Closing Date, Sellers or the Company will deliver to Buyer (a) copies of executed payoff letters for, or other customary documentation evidencing the repayment or redemption of, the Indebtedness, if any, listed on Schedule 6.08(a) or any Indebtedness for borrowed money incurred in accordance with Section 6.01, and (b) any releases necessary to release all liens securing such Indebtedness, in each case in form and substance reasonably acceptable to Buyer.

ARTICLE VII.

COVENANTS OF BUYER

7.01     Access to Books and Records. From and after the Closing until the seventh anniversary of the Closing Date, Buyer will, and will cause the Company and its Subsidiaries to, provide each Seller (and its Advisors reasonably requiring such access in light of the purposes therefor) with reasonable access, during normal business hours, and upon reasonable advance notice, to the books and records (for the purpose of examining and copying) of the Company and its Subsidiaries with respect to periods or occurrences prior to the Closing Date and reasonable access, during normal business hours, and upon reasonable advance notice, to employees, officers, advisors, accountants, offices and properties of the Company and its Subsidiaries, in each case, to the extent necessary to permit any Seller to perform or satisfy any legal, accounting or regulatory obligation or similar reasonable business purpose with respect to periods or occurrences prior to the Closing. Unless otherwise consented to in writing by the Seller Representative, neither Buyer nor, after the Closing, the Company will, or will permit the Company’s Subsidiaries to, for a period of seven years following the Closing Date, destroy, alter or otherwise dispose of any of the material books and records of the Company and its Subsidiaries for any period prior to the Closing Date without first offering to surrender to Sellers such books and records or any portion thereof (at Sellers’ cost and expense) that Buyer or the Company or any of its Subsidiaries may intend to destroy, alter or dispose of. Notwithstanding the foregoing, no such access shall be permitted to the extent it would (a) jeopardize the attorney-client privilege or other legal immunity or protection of Buyer, the Company or their respective Subsidiaries or (b) contravene any Law, contract or other obligation of confidentiality.

7.02     Regulatory Filings. In furtherance and not in limitation of the obligations set forth in Section 7.04 and Section 10.03, Buyer will, and will cause its Affiliates to, (a) make or cause to be made as promptly as practicable after the date of this Agreement all filings with and submissions to any Governmental Body required under any applicable Laws for the consummation of the Transactions, (b) coordinate and cooperate with the Company in exchanging such information and providing such assistance as the Company may reasonably request in connection with all of the foregoing and with any investigation or other inquiry of any such Governmental Body or under any such Laws with respect to any filing or submission or the Transactions, and (c) (i) supply promptly any additional information and documentary material that may be requested in connection with such filings, (ii) make any further filings with any Governmental Body pursuant thereto that may be necessary, proper or advisable in connection therewith and (iii) use reasonable best efforts to take all actions necessary to obtain all required clearances. Notwithstanding anything to the contrary herein, Buyer will not make or cause to be made any filing or submission to any Governmental Body prior to the Closing without the prior written consent of the Company, other than, subject to Section 10.03, any filing or submission required in connection with the Antitrust Approvals. Subject to Section 10.03, Buyer and its Affiliates and Advisors will not communicate with any Governmental Body regarding the Transactions, this Agreement, or any other matter contemplated hereby without the prior written consent of the Company.

7.03     Notification. Buyer will promptly notify the Company of: (a) any notice or other communication from any Person to Buyer alleging that the consent of such Person is or may be required in connection with the Transactions; (b) any notice or other communication from any Governmental Body to Buyer related to or in connection with the Transactions; (c) any actions, suits, claims, investigations or litigation proceedings commenced or, to its knowledge threatened in writing against, whether civil, criminal, administrative or investigative, relating to or involving or otherwise affecting Buyer or its Affiliates that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 5.04 or that relate to the consummation of the Transactions; and (d) any breach or inaccuracy of any representation or warranty of Buyer contained in this Agreement at any time during the term hereof that would reasonably be expected to cause the condition set forth in Section 8.03(a) not to be satisfied; provided that, the delivery of any notice pursuant to this Section 7.03 will not limit any of the representations and warranties of Buyer set forth in this Agreement or the remedies available hereunder to the Company or any Seller.

7.04     Reasonable Best Efforts. Subject to the terms of this Agreement (including the limitations set forth in this Section 7.04), Buyer will, and will use reasonable best efforts to cause its Affiliates to, use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the Transactions, including using reasonable best efforts to (a) make any required notices and obtain all necessary actions or nonactions, waivers, consents and approvals from third parties as may be necessary to consummate and make effective the Transactions, (b) cause its conditions to Closing to be satisfied and for the Closing to occur as promptly as practicable and (c) not take any action intended to, or that would reasonably be expected to, prevent the Closing. Without limiting the foregoing, from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Buyer shall not, and shall use reasonable best efforts to cause its Affiliates not to, take any action that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by Buyer of the Transactions.

7.05     Director and Officer Liability and Indemnification.

 (a)     Without limiting any additional rights that any Person may have under any other agreement, from the Closing Date through the sixth anniversary of the Closing Date, Buyer and the Company and its Subsidiaries will indemnify and hold harmless each present (as of immediately prior to the Closing) and former officer, director, manager, managing member, member or partner (general or limited) of the Company or any of its Subsidiaries (each, an “Indemnified Person”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any action, suit, claim, investigation or proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Person is or was an officer, director, manager, managing member or partner (general or limited) of the Company or any of its Subsidiaries at or prior to the Closing (including with respect to acts or omissions of each Indemnified Person occurring prior to Closing, including in connection with this Agreement and the Transactions), whether asserted or claimed prior to, at or after the Closing, to the fullest extent permitted under applicable Law. If any such action, suit, claim, investigation or proceeding occurs, (i) each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any action, suit, claim, investigation or proceeding from Buyer or the Company and its Subsidiaries within ten (10) Business Days of receipt by Buyer or the Company from the Indemnified Person of a request therefor; provided that, any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the WBCA or other applicable Law and by the articles of incorporation, bylaws, limited liability company agreement or operating agreement (or equivalent organizational documents) of the Company or any Subsidiary thereof to repay such advances if it is ultimately determined that such Indemnified Person is not entitled to indemnification, (ii) neither Buyer nor any of its Affiliates will settle, compromise or consent to the entry of any judgment in any proceeding or threatened action, suit, claim, investigation or proceeding in which indemnification could be sought by such Indemnified Person hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Person from all liability arising out of such action, suit, claim, investigation or proceeding (including all attorney’s fees and expenses) or such Indemnified Party otherwise consents and (iii) Buyer, the Company and their respective Affiliates will reasonably cooperate in the defense of any such matter.

 (b)     For a period of at least six years from the Closing Date, Buyer and the Company will not, and will not permit any of their Subsidiaries to, amend, repeal or modify any provision in such Person’s articles of incorporation, bylaws, limited liability company agreement or operating agreement (or equivalent organizational documents), or in any agreement, relating to the exculpation or indemnification of, or advancement of expenses to, any Indemnified Person as in effect immediately prior to the Closing in any manner adverse to any Indemnified Person, and Buyer and the Company will cause all such provisions to be observed by their Subsidiaries, it being the intent of the parties that any Indemnified Person will continue to be entitled to such exculpation, indemnification and advancement of expenses to the fullest extent permitted under applicable Law.

 (c)     Prior to the Closing, the Company will (at Buyer’s expense) obtain, maintain and fully pay for irrevocable “tail” insurance policies or similar protection to the extent available naming the Indemnified Persons as direct beneficiaries on terms mutually acceptable to the Parties; provided that, if any claim is brought under any such policy before the sixth anniversary of the Closing Date, such insurance policies will be maintained until final disposition thereof. Buyer and the Company will not, and will cause their Subsidiaries to not, cancel or change such insurance policies in any respect.

 (d)     The rights of indemnification and to receive advancement of expenses as provided by this Agreement shall not be deemed exclusive of any other rights to which any Indemnified Person may at any time be entitled. No right or remedy herein conferred by this Agreement is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at Law or in equity or otherwise.

 (e)     If Buyer, the Company or any of their Subsidiaries or any of the respective successors or assigns of the foregoing (i) consolidates with or merges into any other Person and is not the surviving or continuing entity of such consolidation or merger or (ii) transfers all or substantially all of its properties, rights or assets to any Person, then, in each case, the successors and assigns of such Persons or properties, rights or assets, as the case may be, must expressly assume in writing and be bound by the obligations set forth in this Section 7.05 as a condition of succession of assignment.

 (f)     This Section 7.05 is intended to be for the benefit of each of the Indemnified Persons and may be enforced by any such Indemnified Person as if such Indemnified Person were a party to this Agreement. The obligations of Buyer and the Company under this Section 7.05 will not be terminated or modified in such a manner as to adversely affect any Indemnified Person without the consent of such Indemnified Person.

 (g)     Buyer and the Company, on behalf of themselves and their Subsidiaries, knowingly, willingly, irrevocably and expressly acknowledge and agree, that the agreements contained in this Section 7.05 and the indemnification contemplated by this Section 7.05 require performance after the Closing to the maximum extent permitted by applicable Law and will survive the Closing for the maximum duration permitted under applicable Law (or if earlier, when no obligations under this Section 7.05 remain) and will not be subject to any of the survival or exclusive remedy provisions of Section 11.01.

7.06     Contact with Business Relations. Without limiting the provisions of Section 6.02, Buyer acknowledges that it is not authorized to, and agrees that it will not, and it will not permit any member of the Buyer Group to, contact any officer, director, employee, customer, supplier, vendor, distributor, referral source, lessee, lessor, equityholder, lender, noteholder or other material business relation of the Company or its Subsidiaries before the Closing with respect to the Company, its Subsidiaries, their businesses and the Transactions, in each case, without receiving the prior written consent of the Company, except for contacts made in the ordinary course of Buyer’s business unrelated to the Transactions.

7.07     Tax Matters.

 (a)     Transfer Taxes. At the Closing or, if due thereafter, promptly when due thereafter, all sales, use, conveyance, registration, business and securities transactions, real estate,

land transfer, stamp, documentary, notarial, filing, recording, permit, license, authorization or similar Taxes and all applicable conveyance fees, recording charges and other similar fees and charges (excluding all income, gains or receipts Taxes) applicable to, arising out of or imposed upon the Transactions, whether imposed on Buyer, Sellers, the Company or the Company’s Subsidiaries resulting from the Transactions (collectively, “Transfer Taxes”) will be paid by Buyer and Buyer will indemnify and hold Seller harmless against all such Transfer Taxes. Buyer will prepare any Tax Returns with respect to such Taxes, and Seller Representative will cooperate with Buyer in the preparation and filing of such Tax Returns. Notwithstanding anything to the contrary in this Agreement, Seller Representative shall have no obligations to prepare or file any Tax Returns.

 (b)     Cooperation on Tax Matters. Buyer, the Company and Sellers will, and Sellers will cause the NewCo Seller to, cooperate fully, as and to the extent reasonably requested by any other party hereto, in connection with the preparation and filing of Tax Returns, any Tax audits, Tax proceedings or other Tax-related claims. Such cooperation will include providing records and information that are reasonably relevant to any such matters, making employees available on a mutually convenient basis during normal business hours to provide additional information and explaining any materials provided pursuant to this Section 7.07(b).

 (c)     Certain Tax Returns. Following the Closing, NewCo Seller shall prepare, or cause to be prepared, all income Tax Returns of the Company and its Subsidiaries for reporting flow-through Tax items of the Sellers or the NewCo Seller that are due after the Closing Date with respect to any taxable period that ends on or before the Closing Date (such Tax Returns, “Pre-Closing Tax Returns”). Any such Pre-Closing Tax Returns shall be prepared in a manner consistent with past practices of the Company and its Subsidiaries except as otherwise required by applicable Law, provided that any Transaction Tax Deductions that accrue on or prior to the Closing Date shall be allocated to the taxable year or portion thereof ending on the Closing Date to the maximum extent permissible under applicable Law. Other than with respect to the Company’s federal income Tax Return for calendar year 2018, at least 30 days prior to the due date for filing any Pre-Closing Tax Return (after giving effect to any valid extensions thereof), NewCo Seller shall provide Buyer with a draft of such Tax Return for Buyer’s review and comment. Buyer shall provide any written comments to NewCo Seller not later than 10 days after receiving any such Pre-Closing Tax Return and, if Buyer does not provide any written comments with ten (10) days, the Buyer shall be deemed to have accepted such Pre-Closing Tax Return. Seller Representative and Buyer shall attempt to negotiate in good faith to resolve any dispute with respect to such Pre-Closing Tax Return. If Seller Representative and Buyer are unable to resolve any such dispute at least ten (10) days before the due date for any such Pre-Closing Tax Return (after giving effect to any valid extensions thereof) the dispute shall be referred to the Neutral Auditor for resolution on or before the due date for any such Pre-Closing Tax Return (after giving effect to any valid extensions thereof) and the fees shall be shared one-half by Seller Representative (on behalf of the Sellers) and one-half by Buyer.

 (d)     Straddle Periods. With respect to any Straddle Period of the Company and its Subsidiaries, the Taxes of the Company or its Subsidiaries allocable to the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning after, the Closing Date will be determined in the following manner: (i) in the case of any sales or use Taxes, value added Taxes, employment Taxes, withholding Taxes, and any Tax based on or measured by income, receipts, or profits earned during a Straddle Period, by assuming that the Straddle Period consisted of two taxable years or periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date, and items of income, gain, deduction, loss or credit of the Company or its Subsidiaries for the Straddle Period will be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the books of the Company were closed at the close of the Closing Date; provided that, exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, will be apportioned between such two taxable years or periods on a daily basis; and (ii) in the case of Taxes not described in clause (i) above, such Taxes will be deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is either the number of calendar days in the Straddle Period ending on and including the Closing Date or the number of calendar days in the Straddle Period beginning the day after the Closing Date, as the case may be, and the denominator of which is the number of calendar days in the entire Straddle Period.

 (e)     Tax Refunds. The NewCo Seller will be entitled to any Tax refunds or credits of overpayments of Tax that are received by Buyer, the Company or any of its Subsidiaries that relate to any taxable period ending on or before the Closing Date, to the extent that any such Tax refunds or credits of overpayments of Tax were not taken into account in the calculation of Closing Net Working Capital, in each case, net of any Taxes or reasonable out-of-pocket costs attributable to obtaining such Tax refunds or credits of overpayments of Tax. Notwithstanding this Section 7.07(e), if, after the Closing, Buyer, the Company, any of its Subsidiaries or any of their Affiliates is required to pay any Tax liabilities imposed with respect to any Pre-Closing Tax Period of the Company and its Subsidiaries that were not included in the calculation of the Final Purchase Price (“Excess Tax Liabilities”), the aggregate amount of any Tax refunds or credits of overpayments of Tax required to be paid to the NewCo Seller pursuant to this Section 7.07(e) will be reduced by the amount of such Excess Tax Liabilities. Buyer, the Company, and each of its Subsidiaries shall reasonably cooperate with Seller Representative to make any filings and elections necessary to secure such Tax refunds or credits of overpayments of Tax of which it is aware, or reasonably promptly following notice by Seller Representative of the availability thereof, and Buyer shall cause the Company or the applicable Subsidiary to pay to NewCo Seller any such Tax refunds or credits of overpayments of Tax within five days after the actual receipt or utilization of such Tax refunds or credits of overpayments of Tax. If, after any payment is made to the NewCo Seller pursuant to this Section 7.07(e), any Tax Authority disallows any Tax refunds or credits of overpayments of Tax paid to the NewCo Seller, NewCo Seller shall repay to Buyer such disallowed amount within fifteen (15) days of Buyer’s request therefor.

 (f)     Retention Payment Tax Benefit. The cash Tax savings resulting from any Transaction Tax Deductions directly resulting from the payment of the Retention Bonuses to the Retention Employees after the Closing Date (the “Retention Payment Tax Benefit”) shall be for the account of the Sellers, and, no later than five (5) days following the date on which Buyer, the Company or any of its Subsidiaries files an income Tax Return for the taxable period in which the Retention Bonuses are paid (which for this purpose shall not include any payment of estimated Taxes), Buyer shall pay an amount in cash equal to the Retention Payment Tax Benefit attributable to such income Tax Return to the NewCo Seller. For purposes of this Section 7.07(f), the amount of the Retention Payment Tax Benefit shall be equal to the reduction in the income Tax liability of Buyer, the Company or any of its Subsidiaries attributable to any Transaction Tax Deductions directly resulting from the payment of the Retention Bonuses, calculated on a with-and-without basis with such Transaction Tax Deductions treated as the last deductions claimed in the taxable period of the Retention Bonus payment. Notwithstanding this Section 7.07(f), if, after the Closing, Buyer, the Company, any of its Subsidiaries or any of their Affiliates is required to pay any Excess Tax Liabilities, the aggregate amount of any payment required to be paid to the NewCo Seller pursuant to this Section 7.07(f) will be reduced by the amount of such Excess Tax Liabilities. If, after any payment is made to the NewCo Seller pursuant to this Section 7.07(f), any Tax Authority disallows any cash Tax savings resulting from any Transaction Tax Deductions that were paid to the NewCo Seller, the NewCo Seller shall repay to Buyer such disallowed amount within fifteen (15) days of Buyer’s request therefor.

 (g)     Tax Contests. Buyer shall notify the Seller Representative in writing of the commencement of any examination, proceeding, or audit of any income Tax Returns of the Company and its Subsidiaries reporting flow-through Tax items of the Sellers or the NewCo Seller and any other proposed change or adjustment, claim, dispute, arbitration or litigation of the Company or any of its Subsidiaries for any Pre-Closing Tax Period that could result in a liability to or otherwise impact the Sellers or the NewCo Seller or could impact the amount of any Tax refund or Retention Payment Tax Benefit otherwise payable to the NewCo Seller hereunder (“Tax Claims”). Such notice shall describe the asserted Tax Claim in reasonable detail and shall include copies of any notices and other documents received from any Governmental Body in respect of any such asserted Tax Claim. Seller Representative shall have the right to control the defense of any Tax Claim, provided, however, that Buyer shall have the opportunity to participate in any such Tax Claim at its own expense. With respect to any Tax Claim controlled by Seller Representative, Seller Representative shall provide Buyer with copies of all correspondence, notices or other written materials received from any Governmental Body, and shall otherwise keep Buyer advised of significant developments in the Tax Claim, and of significant communications involving representatives of the Tax Authorities.

 (h)     Post-Closing Actions. Without the prior written consent of Seller Representative, Buyer will not, and will not permit the Company or its Subsidiaries to, make, change or rescind any Tax election with retroactive effect to any taxable period ending on or before the Closing Date, amend or refile any income Tax Return, engage in any voluntary disclosure or similar process with a Governmental Body, extend the statute of limitations with respect to any Tax, in each case solely with respect to any income Tax or income Tax Return reporting flow-through Tax items of the Sellers or the NewCo Seller, or that could reasonably be expected to result in a liability to or otherwise impact the Sellers or the NewCo Seller or could impact the amount of any Tax refund or Retention Payment Tax Benefit otherwise payable to the NewCo Seller hereunder.

 (i)     Purchase Price Allocation. Buyer and Sellers agree that all amounts properly treated as purchase price for the Shares for U.S. federal income Tax purposes shall be allocated among the assets of the Company and its Subsidiaries in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Asset Allocation”). Buyer shall prepare a proposed Asset Allocation and deliver it to Sellers within ninety (90) days after the Closing Date for the review and comment of Sellers. Sellers and Buyer shall use reasonable efforts to resolve any disputed items on such proposed Asset Allocation, provided that if Sellers and Buyer cannot come to a mutual agreement on the Asset Allocation, the matter shall be resolved in accordance with substantially identical procedures as set forth for the resolution of disputes in Section 1.04(c). Buyer shall prepare and deliver to Sellers from time to time revised copies of the Asset Allocation to reflect any adjustment to the Purchase Price hereunder, and such revised Asset Allocation shall be subject to the same review process as described in the preceding sentence. No party hereto shall take any position inconsistent with the Asset Allocation (as finally determined) on any applicable Tax Return unless otherwise required pursuant to a determination (as defined in Section 1313(a) of the Code) of a Tax Authority. In the event the final Asset Allocation is disputed by any Governmental Body, the party receiving notice of such dispute shall promptly notify the other, and the Sellers and Buyer shall consult in good faith as to how to resolve such dispute in a manner consistent with such allocation.

 (j)      Pre-Closing Reorganization. Prior to the Closing, Sellers and the Company shall effectuate, or cause to be effectuated, the following transactions (the “Pre-Closing Reorganization”):

 (i)      The Sellers shall incorporate a new Delaware corporation (“NewCo Seller”);

 (ii)     The Sellers shall transfer all of the outstanding stock of the Company held by the Sellers, which shall constitute all of the Shares, to NewCo Seller, such that the Company will become a wholly owned subsidiary of NewCo Seller;

 (iii)    The Sellers shall cause NewCo Seller to file Form 8869 with the Internal Revenue Service electing for the Company to be treated as a “qualified subchapter S subsidiary” for U.S. federal income tax purposes, together with any additional filings required to make such election applicable for state and local income Tax purposes, as applicable;

 (iv)    The Sellers and NewCo Seller shall cause the Company to convert from a corporation incorporated under the laws of the State of Washington into a limited liability company organized under the laws of the State of Delaware in accordance with applicable Law; and

 (v)     Prior to Closing, the Company shall distribute to Sellers, or if after the Pre-Closing Reorganization, to NewCo Seller, the marketable securities set forth on Schedule 7.07(j)(v) and any marketable securities acquired after the date of this Agreement by the Company and its Subsidiaries; provided, however, that if any such marketable securities are not distributed prior to Closing, Buyer shall, and shall cause the Company and its Subsidiaries to, transfer such non-distributed marketable securities to NewCo Seller at NewCo Seller’s sole cost and expense.

 (k)     Tax Treatment. The parties hereto agree that for applicable income Tax purposes: (i) the transactions set forth in Sections 7.07(j)(i) through (iv) are intended to be treated as a reorganization of the Company described in Section 368(a)(1)(F) of the Code and the Treasury Regulations thereunder, and (ii) the purchase of the Shares by Buyer is intended to be treated as a taxable acquisition of the assets of the Company. No party hereto shall take any position inconsistent with the foregoing treatment on any applicable Tax Return unless otherwise required pursuant to a determination (as defined in Section 1313(a) of the Code) of a Tax Authority.

ARTICLE VIII.

CONDITIONS TO CLOSING

8.01     Conditions to All Parties’ Obligations. The respective obligations of each of the Company, Buyer and Sellers to consummate the Transactions are subject to the satisfaction of the following conditions at the Closing:

 (a)     The applicable waiting period under the HSR Act and the other antitrust or competition laws identified in Schedule 8.01(a) have expired or been terminated (together, the “Antitrust Approvals”);

 (b)     No court or other Governmental Body has issued, enacted, entered, promulgated or enforced any Law (that has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the Closing; and

 (c)     the Pre-Closing Reorganization shall have been effectuated.

8.02     Conditions to Buyer’s Obligations. The obligation of Buyer to consummate the Transactions is subject to the satisfaction (or waiver in writing by Buyer) of each of the following conditions at the Closing:

 (a)     (i) the representations and warranties set forth in ARTICLE III and ARTICLE IV (other than the Fundamental Representations and the representation and warranty set forth in clause (b) of the first sentence of Section 3.07) are true and correct as of the Closing Date (disregarding all qualifications or limitations as to “materiality,” “in all material respects” or “Material Adverse Effect” and words of similar import set forth therein) as though such representations and warranties had been made on and as of the Closing Date (except that representations and warranties that are made as of a specified date need be true and correct only as of such date), except in each case under this clause (i), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) the Fundamental Representations set forth in ARTICLE III and ARTICLE IV are true and correct in all material respects as of the Closing Date as though such representations and warranties had been made on and as of the Closing Date, and (iii) the representation and warranty set forth in clause (b) of the first sentence of Section 3.07 is true and correct as of the Closing Date as though such representation and warranty had been made on and as of the Closing Date;

 (b)     the Company and Sellers have performed in all material respects the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing; and

 (c)     since the date of this Agreement there shall not have occurred a Material Adverse Effect that exists as of immediately prior to the Closing.

8.03     Conditions to the Company’s and Sellers’ Obligations. The obligations of the Company and each Seller to consummate the Transactions are subject to the satisfaction (or waiver in writing by the Company and each Seller) of the following conditions at the Closing:

 (a)     the representations and warranties set forth in ARTICLE V are true and correct as of the Closing Date (disregarding all qualifications or limitations as to “materiality,” “in all material respects” or “Material Adverse Effect” and words of similar import set forth therein), as though such representations and warranties had been made on and as of the Closing Date (except that representations and warranties that are made as of a specified date need be true and correct only as of such date), except where the failure of such representations and warranties to be true and correct individually or in the aggregate has not, or would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Buyer to perform its obligations under this Agreement (including to consummate the Transactions); and

 (b)     Buyer has performed in all material respects the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing.

8.04     Waiver of Conditions. Upon consummation of the Closing, any condition set forth in this ARTICLE VIII which was not satisfied as of the Closing will be deemed to have been waived for all purposes by the party having the benefit of such condition as of and after the Closing.

8.05     Frustration of Conditions to the Closing. None of the parties may rely on the failure of any condition set forth in Section 8.01, Section 8.02 or Section 8.03, as the case may be, to be satisfied to excuse it from its obligation to effect the Closing if such failure was caused by such party’s failure to comply with its obligations pursuant to this Agreement consummate the Closing.

ARTICLE IX.

TERMINATION

9.01     Termination. This Agreement may be terminated at any time prior to the Closing as follows and in no other manner:

 (a)     by mutual written consent of Buyer, on the one hand, and the Company and the Seller Representative, on the other hand;

 (b)     by Buyer, on the one hand, or by the Seller Representative, on the other hand, if the Closing has not occurred on or before the twelve-month anniversary of the date of this Agreement (as such date may be extended pursuant to Section 11.16, the “Outside Date”); provided that (i) no termination may be made under this Section 9.01(b) if the failure to consummate the Closing by the Outside Date was caused by the breach of the party seeking to terminate this Agreement pursuant to this Section 9.01(b) and (ii) if the satisfaction, or waiver by the appropriate party, of all of the conditions contained in Sections 8.02 and 8.03 (other than those conditions that by their nature only can be satisfied by actions taken at the Closing, but subject to such conditions being able to be satisfied at the Closing) occurs two Business Days or less before the Outside Date, then none of Buyer or the Seller Representative will be permitted to terminate this Agreement pursuant to this Section 9.01(b) until the third Business Day after the Outside Date; provided, further, that Buyer shall have no right to terminate this Agreement pursuant to this Section 9.01(b) during the pendency of a legal proceeding by the Company or any Seller for specific performance pursuant to Section 11.16;

 (c)     by Buyer, upon a breach of any covenant or agreement on the part of the Company or any Seller set forth in this Agreement, or if any representation or warranty of the Company or Sellers has become untrue, in each case, such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied; provided, however, that, (i) if such breach is curable by the Company or Sellers, then Buyer may not terminate this Agreement under this Section 9.01(c) unless such breach has not been cured by the date which is the earlier of (A) two Business Days prior to the Outside Date and (B) thirty (30) days after Buyer notifies the Company and Sellers of such breach and (ii) the right to terminate this Agreement pursuant to this Section 9.01(c) will not be available to Buyer at any time that Buyer is then in breach of any covenant, agreement or representation and warranty hereunder, in each case such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied;

 (d)     by the Seller Representative, upon a breach of any covenant or agreement on the part of Buyer set forth in this Agreement, or if any representation or warranty of Buyer has become untrue, in each case such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied; provided, however, that, (i) if such breach is curable by Buyer, then the Company and Sellers may not terminate this Agreement under this Section 9.01(d) unless such breach has not been cured by the date which is the earlier of (A) two Business Days prior to the Outside Date and (B) thirty (30) days after the Company or any Seller notifies Buyer of such breach and (ii) the right to terminate this Agreement pursuant to this Section 9.01(c) will not be available to the Company and Sellers at any time that the Company or Seller is then in breach of any covenant, agreement or representation and warranty hereunder, in each case, such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied;

 (e)     by Buyer, on the one hand, or by the Seller Representative, on the other hand, if any Governmental Body shall have issued, prior to the Closing, an Order permanently restraining, enjoining or otherwise prohibiting, the consummation of the Transaction, and such Order shall have become final and non-appealable, or any Law enacted or promulgated by any Governmental Body is in effect that prevents or makes illegal the consummation of the Transaction; provided that, the right to terminate this Agreement pursuant to this Section 9.01(e) shall not be available to a party if the issuance of, or failure to resolve or have vacated or lifted, such Order was primarily due to a breach by such party of any of its covenants or agreements under this Agreement, including pursuant to Section 10.03; and

The party desiring to terminate this Agreement pursuant to this Section 9.01 shall give written notice of such termination to the other party.

9.02     Effect of Termination. If this Agreement is terminated pursuant to Section 9.01, this Agreement will become void and have no further legal effect without any liability or obligation on the part of any party hereto, (a) other than liabilities and obligations under the Confidentiality Agreement, (b) except that the provisions of this Section 9.02 and ARTICLE XI will survive any termination of this Agreement and (c) except that no such termination will relieve any party from any liabilities, losses, damages, obligations, costs or expenses (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out of pocket costs, and may include to the extent proven the benefit of the bargain lost by the Company and/or Sellers, taking into consideration relevant matters, including other combination opportunities and the time value of money, which shall be deemed in such event to be damages of such Persons) relating to such party’s Willful Breach of this Agreement.

9.03     Buyer Termination Fee

 (a)     If (i) this Agreement is validly terminated by the Company and the Seller Representative, on the one hand, or Buyer, on the other hand, pursuant to Section 9.01(b), Section 9.01(d) as a result of a material breach under Section 10.03, or Section 9.01(e) and (ii) all conditions set forth in Section 8.01(a) or Section 8.01(b) (in the case of any Law in respect of or under the Antitrust Approvals) have not been satisfied as of the date of such termination but all other conditions to Closing set forth in Section 8.01, Section 8.02 and Section 8.03 shall otherwise have been satisfied (other than those conditions that by their nature are to be satisfied at Closing, but which conditions would have been satisfied if the Closing Date were the date of such termination), then concurrently with such termination (in the case of a termination by Buyer) or within three (3) Business Days following such termination (in the case of a termination by the Company and Sellers), Buyer shall pay to the Company by wire transfer of immediately available funds an amount equal to $55,000,000 (such amount, the “Termination Fee”).

 (b)     Buyer, the Company, Sellers and the Seller Representative acknowledge that (i) the Termination Fee and other provisions of this Section 9.03 are an integral part of the transactions contemplated hereby, (ii) without these agreements, Buyer, the Company and Sellers would not enter into this Agreement, (iii) any amount payable pursuant to this Section 9.03 does not constitute a penalty but is liquidated damages in a reasonable amount that will compensate the Company and its Affiliates in the circumstances in which such amounts are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision and (iv) without limiting the foregoing clause (iii), any amounts payable pursuant to this Section 9.03 are first treated as a reimbursement of costs and expenses incurred by the Company in connection with the transactions contemplated hereby and, thereafter, as proceeds of a disposition of rights of the Company under this Agreement. If Buyer fails to promptly pay or cause to be paid the Termination Fee pursuant to the terms of this Section 9.03, and, in order to obtain the Termination Fee, the Company commences a suit against Buyer that results in a judgement against Buyer for the Termination Fee (or any portion thereof) pursuant to this Agreement rendered by a court of competent jurisdiction in accordance with Section 11.17, Buyer shall pay to the Company the reasonable and documented costs and expenses (including attorney’s fees) incurred by the Company in connection with such suit for the Termination Fee (the “Buyer Termination Fee Damages”).

 (c)     If (i) this Agreement is terminated is validly terminated by the Company and the Seller Representative, on the one hand, or Buyer, on the other hand, pursuant to Section 9.01(b), Section 9.01(d) as a result of a material breach under Section 10.03, or Section 9.01(e) and (ii) all conditions set forth in Section 8.01(a) or Section 8.01(b) (in the case of any Law in respect of or under the Antitrust Approvals) have not been satisfied as of the date of such termination but all other conditions to Closing set forth in Section 8.01, Section 8.02 and Section 8.03 shall otherwise have been satisfied (other than those conditions that by their nature are to be satisfied at Closing, but which conditions would have been satisfied if the Closing Date were the date of such termination), Buyer shall not have any liability or obligation as a result of, in connection with, relating to or arising out of this Agreement, the other Transaction Documents or any other documents and transactions contemplated hereby and thereby except Buyer’s obligation to pay the Termination Fee and any Buyer Termination Fee Damages; provided that the foregoing shall not impair the rights of the Company and/or Sellers to obtain injunctive relief pursuant to Section 11.16 prior to any termination of this Agreement.

9.04     Certain Other Effects of Termination. If this Agreement is terminated by Sellers, the Company or Buyer as provided in Section 9.01, the Confidentiality Agreement will remain in full force and effect and survive the termination of this Agreement for a period of two years following the date of such termination (and, notwithstanding anything contained in this Agreement or the Confidentiality Agreement to the contrary, the Confidentiality Agreement term will be automatically amended to be extended for such additional two year period).

ARTICLE X.

ADDITIONAL AGREEMENTS AND COVENANTS

10.01     Further Assurances. From time to time at and after the Closing Date, as and when requested by any party hereto and at the requesting party’s expense, any other party will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, all such further or other actions as such requesting party may reasonably deem necessary or desirable to evidence and effectuate the Transactions.

10.02     Employee Matters.

 (a)     Compensation and Benefits. Except as set forth on Schedule 10.02(a), effective as of the Closing Date and continuing for a period of at least one year thereafter, Buyer will, or will cause the Company, a Subsidiary of the Company, or one of Buyer’s other Affiliates to, provide each employee of the Company and its Subsidiaries as of immediately following the Closing (each, a “Retained Employee”), who remains in the employment of Buyer or any of its Affiliates (including the Company or any of its Subsidiaries), compensation (other than equity compensation) and employee benefits (other than any change in control, transaction, retention or similar bonuses) that, in the aggregate, are no less favorable than those provided by the Company and its Subsidiaries to the Retained Employees immediately before the Closing. Without limiting the foregoing, (i) for a period beginning on the Closing Date and continuing for a period of at least one year thereafter, Buyer will, or will cause the Company, a Subsidiary of the Company, or one of Buyer’s other Affiliates to provide to each Retained Employee who remains in the employment of Buyer or any of its Affiliates (including the Company or any of its Subsidiaries) with (A) a base salary or wage rate and annual cash bonus opportunity, (B) termination and severance benefits, taking into account each such Retained Employee’s additional period of service and any increase in the rate of base pay or wages and bonus target at Buyer or its Affiliates (including the Company or any of its Subsidiaries) following the Closing, and (C) the opportunity to receive rates of fixed and discretionary Matching Contributions and Employer Discretionary Contributions (as such terms are defined in the Exotic Metals Forming Company LLC Profit Sharing Retirement and 401(k) Plan) under a tax qualified defined contribution plan of Buyer or its Affiliates) taking into account the rates in effect for the plan year ending August 31, 2019, in the case of clauses (A), (B), and (C), in amounts that, when taken together, are no less favorable to the compensation, benefits and opportunities in effect for such Retained Employee immediately before the Closing, and (ii) following the Closing, Buyer will, or will cause the Company, a Subsidiary of the Company, or one of Buyer’s other Affiliates to continue and maintain the Company’s Acknowledgement Appreciation Award bonus policy, as in effect on the date hereof, with respect to those Retained Employees that qualify for such benefit as of, or within the first two years following, the Closing Date. Nothing in this Section 10.02(a) will obligate Buyer or the Company or any of its Subsidiaries to continue (and will not prevent Buyer or the Company or any of its Subsidiaries from modifying or terminating) the employment of any such Retained Employee.

 (b)     Service Credit. Buyer and its Affiliates (including, after the Closing, the Company and its Subsidiaries) shall treat, and shall cause each plan, program, policy, practice and arrangement sponsored or maintained by Buyer or any of its Affiliates (including the Company and its Subsidiaries) on or after the Closing Date and in which any Retained Employee (or the spouse, domestic partner or dependent of any Retained Employee) participates or is eligible to participate (each, a “Buyer Plan”) to treat, for all purposes (including for purposes of determining eligibility to participate, vesting and level of benefits), all service with the Company and its Subsidiaries or Affiliates (and any predecessor employers if the Company, any of its Subsidiaries or Affiliates or any Plan provides past service credit) as service with Buyer and its Subsidiaries and Affiliates; provided, however, that such service need not be counted to the extent it would result in duplication of benefits and such service need only be credited to the same extent and for the same purpose as such service was credited under the corresponding Buyer Plan.

 (c)     Welfare Benefits. Buyer and its Subsidiaries and Affiliates shall cause each Buyer Plan that is a welfare benefit plan, within the meaning of Section 3(1) of ERISA, (i) to waive any and all eligibility waiting periods, actively-at-work requirements, evidence of insurability requirements, pre-existing condition limitations and other exclusions and limitations regarding the Retained Employees and their spouses and dependents to the extent waived, satisfied or not imposed under the corresponding Benefit Plan, and (ii) to recognize for each Retained Employee for purposes of applying annual deductible, co-payment and out-of-pocket maximums under such Buyer Plan any deductible, co-payment and out-of-pocket expenses paid by such Retained Employee and his or her spouse, domestic partner and dependents under the corresponding Plan during the plan year of such Plan in which the date on which such Retained Employee begins participating in such Buyer Plan.

 (d)     Vacation Pay and Personal Holidays. Buyer will cause the Company to continue to credit to each Retained Employee all vacation and personal holiday pay that the Retained Employee is entitled to use but has not used as of the Closing Date, including any earned vacation or personal holiday pay to be used in future years, and will assume all liability for the payment of such amounts to the extent such liability is appropriately accrued in the Financial Statements or included in Closing Net Working Capital.

 (e)     No Third Party Beneficiaries. The provisions contained in this Section 10.02 are for the sole benefit of the parties to this Agreement and nothing set forth in this Section 10.02 will (i) confer any rights or remedies, including any third-party beneficiary rights, upon any employee or former employee of the Company, any Retained Employee or upon any other Person other than the parties hereto and their respective successors and assigns, (ii) be construed to establish, amend, or modify any Plan or any other benefit plan, program, agreement or arrangement or (iii) subject to compliance with the other provisions of this Section 10.02, alter or limit Buyer’s or the Company’s or any of its Subsidiaries’ ability to amend, modify or terminate any specific benefit plan, program, agreement or arrangement at any time.

10.03     Antitrust Notifications.

  (a)     The Company and Buyer will, as promptly as practicable and no later than ten (10) Business Days following the date of this Agreement, file with the United States Federal Trade Commission and the United States Department of Justice, any notification form required pursuant to the HSR Act for the Transactions. In addition, each party agrees to make, cause to be made, or coopering in the making of any filing required under the antitrust or competition law identified in Schedule 3.21(b) as promptly as practicable following the date of this agreement. To the extent not prohibited by applicable Law, each of the Company and Buyer will furnish to each other’s counsel such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under any Antitrust Approval and will provide any supplemental information requested by any Governmental Body as promptly as reasonably practicable. Sellers, the Company and Buyer will use reasonable best efforts to comply as promptly as reasonably practicable with any requests made by any Governmental Body for any additional information in connection with such filings. Buyer will be responsible for all filing fees payable in connection with such filings.

  (b)     Subject to the immediately following sentence, the Sellers, the Company and Buyer will use their reasonable best efforts to promptly obtain any Antitrust Approvals for the consummation of the Transactions and will keep each other reasonably apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Body and will comply promptly with any such inquiry or request. Buyer will take, and will cause its Affiliates to take, any and all steps necessary to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Body or any other Person so as to enable the parties to expeditiously close the Transactions, including (i) opposing any motion or action for a temporary, preliminary or permanent injunction or order against or preventing or delaying the consummation of the Transactions, (ii) entering into a consent decree, consent agreement or other agreement or arrangement containing Buyer’s or, effective as of or following the Closing, the Company’s agreement to hold separate, license, sell and/or divest (pursuant to such terms as may be required by any Governmental Body) such assets or businesses of Buyer and its Affiliates after the Closing, including, for the avoidance of doubt, the Company and its Subsidiaries (including entering into customary ancillary agreements relating to any such sale, divestiture, licensing or disposition of such assets or businesses), and (iii) agreeing to any such limitations on conduct or actions of members of Buyer and its Affiliates after the Closing, including, for the avoidance of doubt, the Company and its Subsidiaries, as may be required in order to obtain satisfaction of the closing conditions set forth in Section 8.01(a) before the Outside Date (all such actions, “Remedial Actions”). Notwithstanding anything else herein to the contrary, neither the provisions of this Section nor any other provision of this Agreement will be construed to require Buyer of any of its Subsidiaries to undertake (or to request or authorize the Company or any of the Company’s Subsidiaries to undertake) any Remedial Action that would, or would reasonably be expected to, individually or taken together with all other Remedial Actions, result in a Material Adverse Remedial Action. The Company and its Subsidiaries will cooperate with Parent to implement any Remedial Actions, and will agree to any Remedial Action to the extent and only as directed by Buyer, so long as the effectiveness of such Remedial Action is conditioned on the Closing.

 (c)     The parties hereto commit to instruct their respective counsel to cooperate with each other and use reasonable best efforts to facilitate and expedite the identification and resolution of any issues arising under the HSR Act or other applicable antitrust or competition laws at the earliest practicable dates. Such reasonable best efforts and cooperation include counsel’s undertaking (i) to keep each other appropriately informed of material communications from and to personnel of the reviewing Governmental Bodies and (ii) to confer with each other regarding appropriate contacts with and response to personnel of such Governmental Bodies and the content of any such contacts or presentations, in each case, to the extent not prohibited by applicable Law. None of the Company, Sellers or Buyer will participate in any meeting or discussion with any Governmental Body with respect to any such filings, applications, investigation or other inquiry without giving the other party reasonable prior notice of the meeting or discussion and, to the extent permitted by the relevant Governmental Body, the opportunity to attend and participate in such meeting or discussion (which, at the request of Sellers, Buyer or the Company, will be limited to outside antitrust counsel only). The parties will have the right to review (subject to appropriate redactions for confidentiality and attorney-client privilege concerns) and approve the content of each other’s presentations, white papers or other written materials to be submitted to any Governmental Body in advance of any such submission. The parties may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other as “Antitrust Counsel Only Material” or some similar notation agreed by the parties, and such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such counsel to employees, officers or directors of the recipient or its Affiliates unless express permission is obtained in advance from the source of the materials or its legal counsel. Buyer will control and lead all communications and strategy related to any filings, analyses, reviews, approvals, consents, submissions, or other dealings with any Governmental Body in connection with the Transactions under the HSR Act or any applicable antitrust or competition laws.

 (d)     Except as specifically required by this Agreement, Buyer will not take any action, or refrain from taking any action, the effect of which would be to materially delay or impede the ability of the parties to consummate the Transactions. Without limiting the generality of the foregoing, Buyer will not, and will not permit any member of the Buyer Group to, acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any approvals of any Governmental Body necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Body entering an order prohibiting the consummation of the Transactions or (iii) materially delay the consummation of the Transactions.

10.04     Certain Consents. Buyer knowingly, willingly, irrevocably, and expressly acknowledges and agrees that consents to the Transactions may be required from the parties to the contracts set forth on Schedule 3.11 and that such consents have not been obtained as of the date of this Agreement and may not be obtained. Buyer knowingly, willingly, irrevocably, and expressly acknowledges and agrees that, notwithstanding anything else in this Agreement, subject to the Company’s and Sellers’ compliance with Section 10.03 in all material respects, neither the Company nor any of the Seller Parties will have any liability whatsoever to Buyer, including, for the avoidance of doubt, through any reduction in, or deduction from, the Purchase Price (whether through any increase in Closing Indebtedness or Transaction Expenses or any decrease in Closing Net Working Capital or otherwise) in accordance with this Agreement, and Buyer will not be entitled to assert any claims, in each case, arising out of or relating to the failure to obtain any consents that may have been or may be required in connection with the Transactions (other than the Antitrust Approvals) or because of the default, acceleration or termination of or loss of any right under any such contract or other agreement as a result of the Closing and the failure to obtain any such consent. Further, Buyer knowingly, willingly, irrevocably, and expressly acknowledges and agrees that, notwithstanding anything else in this Agreement, subject to the Company’s and Sellers’ compliance with Section 10.02(a) in all material respects, no representation, warranty or covenant of the Company contained herein will be breached or deemed breached and no condition of Buyer will be deemed not to be satisfied as a result of the failure to obtain any such consent or as a result of any such default, acceleration or termination or loss of any right or any action commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such consent or any such default, acceleration or termination or loss of any right.

10.05     Affiliate Contracts. The Company and Sellers will cause the termination, effective no later than the Closing, of the contracts or arrangements set forth on Schedule 10.05 without any further cost or Liability to the Company or its Subsidiaries (or, after the Closing, Buyer or its Affiliates). At or prior to Closing, the Company and Sellers shall provide Buyer with reasonably satisfactory evidence of the termination of all contracts or arrangements required to be terminated pursuant to the preceding sentence.

10.06     Name Use. From and after the Closing, Buyer will use commercially reasonable efforts to preserve the goodwill associated with the “Exotic Metals” tradename by continuing to operate the business using such tradename until the tenth (10th) anniversary of the Closing Date; provided that, such tradename may be incorporated with Buyer’s own tradenames if done in a manner that is consistent with Buyer’s naming and branding conventions for other similarly sized divisions or subsidiaries.

10.07     RWI Policy. Promptly following the Closing, the Buyer shall deliver a complete and accurate copy of any representations and warranties insurance policy, including all riders, certificates, declarations and attachments thereto, that it obtained in connection with the Transactions (a “RWI Policy”).

ARTICLE XI.

MISCELLANEOUS

11.01     Survival; Certain Waivers.

  (a)     Each of the representations and warranties and the covenants and agreements (to the extent such covenant or agreement contemplates or requires performance by such party prior to the Closing) of the parties set forth in this Agreement or any other document contemplated hereby, or in any certificate delivered hereunder or thereunder, will terminate effective immediately as of the Closing; provided, that the foregoing shall not limit claims of Fraud by a party hereto based on the representation and warranties set forth in this Agreement against the party hereto alleged to have committed such Fraud. Each covenant and agreement that by its terms is required to be performed at or after the Closing, will, in each case, expressly survive Closing in accordance with its terms, and if no term is specified, then for the maximum duration permitted under applicable Law, and nothing in this Section 11.01(a) will be deemed to limit any rights or remedies of any Person for breach of any such surviving covenant or agreement (with it being understood that Buyer will also be liable for breach of any covenant or agreement requiring performance by the Company or any of its Subsidiaries after the Closing, and that nothing herein will limit or affect Buyer’s or any of its Affiliates’ liability for the failure to pay the Purchase Price (in whole or in part) or pay any other amounts payable by them (in whole or in part) as and when required by this Agreement).

  (b)     From and after the Closing, to the fullest extent permitted under applicable Law, Buyer (including, after the Closing, the Company and its Subsidiaries) knowingly, willingly, irrevocably and expressly waives, on its own behalf and on behalf of the Buyer Group, any and all rights, claims and causes of action any of them may have against any Seller Party (excluding any Person who continues to be an officer or employee of the Company or any of its Subsidiaries after the Closing, but only in such Person’s capacity as such) relating to the operation or ownership of the Company or its Subsidiaries or their respective businesses, or relating to the subject matter of this Agreement or any other document contemplated hereby, or the Transactions, in each case, whether or not arising under, or based upon, any Law (including any right, claim or cause of action arising under the Comprehensive Environmental Response, Compensation, and Liability Act or any other Environmental Law, and any other right, claim, or cause of action, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages, or any other recourse or remedy) (other than, and solely with respect to, any of the covenants that survive the Closing in accordance with Section 11.01(a)). Furthermore, from and after the Closing, without limiting the generality of this Section 11.01, to the fullest extent permitted under applicable Law, no action, suit, claim, investigation or proceeding will be brought, encouraged, supported or maintained by, or on behalf of, any member of the Buyer Group (including, after the Closing, the Company and its Subsidiaries) or the Seller Parties against any of the Seller Parties or Buyer (excluding any Person who continues to be an officer or employee of the Company or any of its Subsidiaries after the Closing, but only in such Person’s capacity as such), as the case may be, and no recourse will be sought against any of them, by virtue of, or based upon, any alleged misrepresentation or inaccuracy in, or breach of, any of the representations, warranties, covenants or agreements of Sellers, the Company or any other Person set forth or contained in this Agreement or any other document contemplated hereby or any certificate, instrument, opinion, agreement or other document of Sellers, the Company or any other Person delivered hereunder or in connection with the Transactions (other than, and solely with respect to, any of the covenants that survive the Closing in accordance with Section 11.01(a)), the subject matter of this Agreement or any other document contemplated hereby, the Transactions, the business, the ownership, operation, management, use or control of the Company or any of its Subsidiaries, any of their assets, or any actions or omissions at, or prior to, the Closing.

  (c)     Buyer and Sellers knowingly, willingly, irrevocably and expressly acknowledge and agree, on their own behalf and on behalf of the Buyer Group or the Seller Parties,

as the case maybe, that the agreements contained in this Section 11.01 (i) require performance after the Closing to the maximum extent permitted by applicable Law and will survive the Closing for the maximum duration permitted under applicable Law and will not be subject to any of the survival or exclusive remedy provisions of this Section 11.01; and (ii) are an integral part of the Transactions and that, without the agreements set forth in this Section 11.01, none of the parties would enter into this Agreement.

  (d)     Notwithstanding the foregoing, nothing in this Section 11.01 shall limit claims of Fraud against the party alleged to have committed such Fraud.

11.02     Acknowledgment by Buyer.

  (a)     Buyer knowingly, willingly, irrevocably and expressly acknowledges and agrees, on its own behalf and on behalf of the Buyer Group, that it has conducted to its full satisfaction an independent investigation and verification of the business, financial condition, results of operations, assets, liabilities, properties, contracts, and prospects of the Company and its Subsidiaries, and, in making its determination to proceed with the Transactions, Buyer has relied solely on the results of its own independent investigation and verification and has not relied on, is not relying on, and will not rely on, any of Seller, the Company or its Subsidiaries, that certain datasite administered by Venue (the “Dataroom”), the Projections or any other information, statements, disclosures, or materials, in each case whether written or oral, provided by, or as part of, any of the foregoing or any other Seller Party, except for the representations and warranties of the Company expressly and specifically set forth in ARTICLE III and of Sellers expressly and specifically set forth in ARTICLE IV, in each case, as qualified by the Disclosure Schedules and Updated Schedules and the terms and conditions (including limitations and exclusions) of this Agreement. Buyer knowingly, willingly, irrevocably and expressly acknowledges and agrees, on its own behalf and on behalf of the Buyer Group, that: (i) the representations and warranties of the Company expressly and specifically set forth in ARTICLE III and of Sellers expressly and specifically set forth in ARTICLE IV, in each case, as qualified by the Disclosure Schedules and Updated Schedules and in accordance with the express terms and conditions (including limitations and exclusions) of this Agreement, are the sole and exclusive representations, warranties, and statements of any kind made to Buyer and on which Buyer may rely in connection with the Transactions; and (ii) all other representations, warranties and statements of any kind or nature expressed or implied, whether in written, electronic or oral form, including (A) the completeness or accuracy of, or any omission to state or to disclose, any information, including the Information Presentation, the Dataroom, the Projections, meetings, calls or correspondence with management or Advisors of Sellers, the Company and its Subsidiaries or any Seller Parties or any information provided to Buyer after the date of this Agreement, including pursuant to Section 6.02 and (B) any other statement relating to the historical, current or future business, financial condition, results of operations, assets, liabilities, properties, contracts, and prospects of the Company or any of its Subsidiaries, or the quality, quantity or condition of the Company’s or its Subsidiaries’ assets, are, in each case, specifically disclaimed by Sellers and the Company, on their own behalf and on behalf of any Seller Parties. Buyer, on its own behalf and on behalf of the Buyer Group, knowingly, willingly, irrevocably and expressly: (x) disclaims reliance on the items in clause (ii) in the immediately preceding sentence and (y) acknowledges and agrees that it has relied on, is only relying on and will only rely on, the items in clause (i) in the immediately preceding sentence. Without limiting the generality of the foregoing, Buyer knowingly, willingly, irrevocably and expressly acknowledges and agrees, on its own behalf and on behalf of the Buyer Group, that neither the Company, nor any other Person (including the Seller Parties), has made, is making or is authorized to make, and Buyer, on its own behalf and on behalf of the Buyer Group, hereby knowingly, willingly and irrevocably waives, any warranty or representation (whether in written, electronic or oral form), express or implied, as to the quality, merchantability, fitness for a particular purpose, or condition of any Seller’s or the Company’s or its Subsidiaries’ business, operations, assets, liabilities, prospects or any portion thereof, except solely to the extent expressly set forth in ARTICLE III or ARTICLE IV, in each case, as qualified by the Disclosure Schedules and Updated Schedules and the terms and conditions of, including the limitations and exclusions in, this Agreement.

  (b)     Without limiting the generality of the foregoing, in connection with the investigation by Buyer of Sellers and the Company and its Subsidiaries, Buyer and its Affiliates, and the representatives of each of the foregoing, have received or may receive, from or on behalf of Sellers or the Company, certain projections, forward-looking statements and other forecasts (whether in written, electronic or oral form, and including in the Information Presentation, Dataroom or management meetings) (collectively, “Projections”). Buyer knowingly, willingly, irrevocably and expressly acknowledges and agrees, on its own behalf, and on behalf of the Buyer Group, that (i) such Projections are being provided solely for the convenience of Buyer to facilitate its own independent investigation of the Company and its Subsidiaries, (ii) there are uncertainties inherent in attempting to make such Projections, (iii) Buyer is familiar with such uncertainties, and (iv) Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all Projections (including the reasonableness of the assumptions underlying such Projections).

  (c)     Buyer knowingly, willingly, irrevocably and expressly acknowledges and agrees, on its own behalf and on behalf of the Buyer Group, that it will not assert, institute or maintain, and will cause the members of the Buyer Group not to assert, institute or maintain, any action, suit, claim, investigation, or proceeding of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal or equitable theory under which such liability or obligation may be sought to be imposed, that makes any claim contrary to the agreements and covenants set forth in this Section 11.02, including any such action, suit, claim, investigation, or proceeding with respect to the distribution to Buyer or any member of the Buyer Group, or Buyer’s or any member of the Buyer Group’s use, of the Information Presentation, the Dataroom, the Projections or any other information, statements, disclosures, or materials, in each case whether written or oral, provided by them or any other Seller Party or any failure of any of the foregoing to disclose any information.

  (d)     Notwithstanding the foregoing, nothing in this Section 11.02 shall limit claims of Fraud against the party hereto alleged to have committed such Fraud.

  (e)     Buyer knowingly, willingly, irrevocably and expressly acknowledges and agrees, on its own behalf and on behalf of the Buyer Group, that the agreements contained in this Section 11.02 (i) require performance after the Closing to the maximum extent permitted by applicable Law and will survive the Closing for the maximum duration permitted under applicable Law and will not be subject to any of the survival or exclusive remedy provisions of Section 11.01; and (ii) are an integral part of the Transactions and that, without these agreements set forth in this Section 11.02, the Company and Sellers would not enter into this Agreement.

11.03     Provision Respecting Representation of Company. Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, members, partners, managers, members, officers, employees and Affiliates, (a) that Perkins Coie LLP has been retained by, and may serve as counsel to, each and any of the Seller Parties, on the one hand, and the Company and its Subsidiaries, on the other hand, in connection with the negotiation, preparation, execution, delivery and performance of this Agreement, and the consummation of the Transactions, (b) that Perkins Coie LLP has not acted as counsel for any other party hereto in connection with the Transactions and that none of the other parties hereto has the status of a client of Perkins Coie LLP for conflict of interest or any other purposes as a result thereof, and (c) that, following consummation of the Transactions, Perkins Coie LLP (or any of its successors) may serve as counsel to any Seller Parties or any director, member, partner, manager, officer, employee or Affiliate of any of the Seller Parties, in connection with any litigation, action, suit, claim, investigation, proceeding or obligation arising out of or relating to this Agreement or the Transactions. Notwithstanding such representation or any continued representation of the Company or any of its Subsidiaries, each of the parties hereto (on their own behalf and on behalf of their Affiliates) hereby consents thereto and knowingly, willingly and irrevocably waives any conflict of interest arising therefrom, and each of such parties will cause any Affiliate thereof to consent to knowingly, willingly and irrevocably waive any conflict of interest arising from such representation. Buyer, the Company and any Seller Parties hereby agree that, in the event that a dispute arises after the Closing between Buyer, the Company, and/or its Subsidiaries on the one hand, and any Seller Parties or their respective Affiliates, on the other hand, Perkins Coie LLP (or any of its successors) may represent any Seller Parties, and/or such Affiliates in such dispute even though the interests of any Seller Parties, and/or such Affiliates may be directly adverse to Buyer, the Company or its Subsidiaries, and even though Perkins Coie LLP may have represented the Company or its Subsidiaries in a matter substantially related to such dispute, or may be handling ongoing matters for Buyer, the Company or any of their Subsidiaries. In addition, Buyer agrees that (i) all communications prior to the Closing among any of the Seller Parties, the Company and its Subsidiaries, any of their respective Affiliates, directors, officers, employees or Advisors, and Perkins Coie LLP that relate to the negotiation, preparation, execution, delivery and closing under, or any dispute arising in connection with, this Agreement, or otherwise relating to any potential sale of the Company or the Transactions (the “Protected Seller Communications”), will be deemed to be privileged and confidential communications, (ii) all rights to such Protected Seller Communications, the expectation of client confidentiality, and the control of the confidentiality and privilege applicable thereto, belong to and will be retained by any Seller Parties, (iii) to the extent any member of the Buyer Group should discover in its possession after the Closing any Protected Seller Communications, it will take reasonable steps to preserve the confidentiality thereof and promptly deliver the same to Sellers, keeping no copies, and will not by reason thereof assert any loss of confidentiality or privilege protection, and (iv) Seller Representative (A) will have the right to take possession and control of all Protected Seller Communications effectively as of the Closing and (B) if and to the extent Seller Representative fails to take such possession and control (which failure will not, alone or in association with any other act or omission, be deemed a waiver of any of their rights under this Section 11.03), then Seller Representative will have the right to access and copy, from time to time, any Protected Seller Communication in the possession or control of any member of the Buyer Group from and after the Closing, during normal business hours and on not less than 48 hours’ prior written notice, as Seller Representative reasonably determines may be necessary or desirable in connection with any post-Closing legal proceeding, whether or not such matter is known to any member of the Buyer Group. As to any such Protected Seller Communications prior to the Closing Date, Buyer, the Company, and each of its Subsidiaries together with any of their respective Affiliates, Subsidiaries, successors or assigns, further agree that none of the foregoing may use or rely on any of the Protected Seller Communications in any action against or involving any of the Seller Parties or Perkins Coie LLP after the Closing. The Protected Seller Communications may be used by any Seller Parties and/or any of their respective Affiliates in connection with any dispute that relates in any way to this Agreement or the Transactions. Notwithstanding the foregoing, in the event that a dispute arises after the Closing between the Company and its Affiliates, on the one hand, and a third party other than any Seller Parties (solely in their capacity as equityholders of the Company), on the other hand, the Company and its Affiliates may assert the attorney-client privilege with respect to Protected Seller Communications to prevent disclosure of confidential communications to such third party. Buyer and the Seller Parties knowingly, willingly, irrevocably and expressly acknowledge and agree, on their own behalf and on behalf of the Buyer Group and any Seller Parties, respectively, that the agreements contained in this Section 11.03 (y) require performance after the Closing to the maximum extent permitted by applicable Law and will survive the Closing for the maximum duration permitted under applicable Law and will not be subject to any of the survival or exclusive remedy provisions of Section 11.01; and (z) are an integral part of the Transactions and that, without the agreements set forth in this Section 11.03, none of the parties would enter into this Agreement.

11.04     Press Releases and Communications. No press release or public announcement related to this Agreement or the Transactions (including any press release or other public announcement disclosing the transaction consideration (or any other amounts related thereto)) will be issued or made by any party to this Agreement or any of its Affiliates or representatives without the joint approval of Buyer and the Seller Representative, unless (i) required by Law or the rules and regulations of any applicable stock exchange, in which case Buyer and the Seller Representative, as applicable, will have the right to review and comment on such press release or announcement in advance of such publication, or (ii) such press release or publication is consistent with prior press releases or publications issued in accordance with the terms of this Agreement and does not contain any information relating to the parties or this Agreement or the Transactions that has not been previously announced or made public in accordance with the terms of this Agreement.

11.05     Expenses. Whether or not the Closing takes place, except as otherwise provided herein, all fees, costs and expenses (including fees, costs and expenses of Advisors incurred in connection with the negotiation of this Agreement and the consummation of the Transactions will be paid by the party incurring such expenses or who has responsibility for such expenses hereunder, except that Buyer will pay (a) all fees and expenses of the Escrow Agent, (b) all Transfer Taxes, (c) all fees and expenses in connection with any filing or submission that is necessary in connection with the Antitrust Approvals, (d) all costs and expenses assessed by an insurer and incurred in connection with obtaining the “tail” insurance policies described in Section 7.05(c) and any Taxes related thereto, and (e) all costs and expenses assessed by an insurer and incurred in connection with obtaining an RWI Policy and any Taxes related thereto.

11.06     Notices. Except as otherwise expressly provided herein, all notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given (a) when personally delivered,

(b) when transmitted via facsimile device or by electronic mail (unless transmitted after 5 p.m. eastern time, then on the next Business Day), (c) the day following the day on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid, in each case, to the respective party at the number, electronic mail address or street address, as applicable, set forth below, or at such other number, electronic mail address or street address as such party may specify by written notice to the other party hereto; provided that with respect to notices delivered to the Seller Representative, such notices must be delivered solely via facsimile or via electronic email:

Notices to Buyer and/or the Company (following the Closing):

Parker-Hannifin Corporation

6035 Parkland Boulevard

Cleveland, Ohio 44124

Attn:     Joseph R. Leonti, Vice President, General Counsel and Secretary

Fax:      (216) 896-4027

Email:   jleonti@parker.com

with a copy to:

Jones Day

901 Lakeside Avenue

Cleveland, Ohio 44114

Attn:     Patrick J. Leddy

             Benjamin L. Stulberg

Fax:      (216) 579-0212

Email:   pjleddy@jonesday.com

              blstulberg@jonesday.com

Notices to Sellers and/or the Company (prior to the Closing):

EMFCO Holdings Incorporated

5511 S. 226th St.

Kent, WA 98032

Attn:   Bill Binder

Fax:    (253) 872-8494

Email: wbinder1228@gmail.com

with a copy to (which shall not constitute notice):

Perkins Coie LLP

1201 3rd Avenue, Suite 4900

Seattle, WA 98101

Attn:   Stewart Landefeld

           Troy Hickman

Fax:    (206) 359-9191

Email: SLandefeld@perkinscoie.com

            THickman@perkinscoie.com

Notices to Sellers and/or the Seller Representative (following the Closing):

Fortis Advisors LLC

Attn:   Notice Department

Fax:    (858) 408-1843

Email: notices@fortisrep.com

with a copy to (which shall not constitute notice):

Perkins Coie LLP

1201 3rd Avenue, Suite 4900

Seattle, WA 98101

Attn:   Stewart Landefeld

           Troy Hickman

Fax:    (206) 359-9191

Email: SLandefeld@perkinscoie.com

            THickman@perkinscoie.com

11.07     Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights or obligations hereunder may be assigned or delegated without the prior written consent of the Seller Representative and Buyer; provided, that Buyer may assign this Agreement to any of its Subsidiaries, provided that no such assignment shall relieve Buyer of its obligations under this Agreement.

11.08     Amendment and Waiver. Except as provided herein, any provision of this Agreement or the Disclosure Schedules or exhibits hereto may be amended or waived (a) only in a writing signed by Buyer, the Company, and the Seller Representative; and (b) subject to Section 8.04 with respect to the waiver of conditions to Closing as of the Closing, any waiver of any provision of this Agreement will be effective against Buyer, the Company, or Sellers, only as set forth in a writing executed by such Person; provided that no waiver of any provision hereunder or any breach or default thereof will extend to or affect in any way any other provision or prior or subsequent breach or default.

11.09     Third Party Beneficiaries. Except as otherwise expressly provided herein, including Section 7.05, and except for Sections 11.01, 11.02, 11.03, 11.09 and 11.10 in respect of which each of the Seller Parties is a third party beneficiary, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with this Agreement without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

11.10     Non-Recourse. This Agreement may only be enforced against, and any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement may only be brought against, the Persons that are expressly named as parties to this Agreement. Except to the extent named as a party to this Agreement, and then only to the extent of the specific obligations of such parties set forth in this Agreement, no past, present or future shareholder, member, partner, manager, director, officer, employee, Affiliate, agent or Advisor of any party to this Agreement or any Subsidiary of the Company will have any liability (whether in contract, tort, equity or otherwise) for any of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the parties to this Agreement or for any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement.

11.11     Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

11.12     Construction. The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any Person. The headings of the sections and paragraphs of this Agreement have been inserted for convenience of reference only and will in no way restrict or otherwise modify any of the terms or provisions hereof.

11.13     Disclosure Schedules. The Disclosure Schedules have been arranged for purposes of convenience in separately numbered sections corresponding to the sections of this Agreement; however, each section of the Disclosure Schedules will be deemed to incorporate by reference all information disclosed in any other section of the Disclosure Schedules to the extent the relevance of such information to such other section of the Disclosure Schedules is reasonably apparent on its face. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement, the Disclosure Schedules, the Updated Schedules or the attached exhibits is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no party will use the fact of the setting of the amounts or the fact of the inclusion of any item in this

Agreement, the Disclosure Schedules, the Updated Schedules or exhibits in any dispute or controversy between the parties as to whether any obligation, item or matter not set forth or included in this Agreement, the Disclosure Schedules, the Updated Schedules or exhibits is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business. In addition, matters reflected in the Disclosure Schedules and the Updated Schedules are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Schedules and the Updated Schedules. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. No information set forth in the Disclosure Schedules or the Updated Schedules will be deemed to broaden in any way the scope of the parties’ representations and warranties. Any description of any agreement, document, instrument, plan, arrangement or other item set forth on any Disclosure Schedule or Updated Schedule is a summary only and is qualified in its entirety by the terms of such agreement, document, instrument, plan, arrangement or item to the extent made available to Buyer. The information contained in this Agreement, in the Disclosure Schedules, the Updated Schedules, and exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any party hereto to any Person of any matter whatsoever, including any violation of Law or breach of contract.

11.14     Complete Agreement. This Agreement, together with the Confidentiality Agreement, Escrow Agreement and any other agreements expressly referred to herein or therein (collectively, “Transaction Documents”), contain the entire agreement of the parties regarding the subject matter of this Agreement and the Transactions and supersede all prior agreements among the parties respecting the sale and purchase of the Company. In the event an ambiguity or question of intent or interpretation arises with respect to this Agreement, the terms and provisions of the execution version of this Agreement will control and prior drafts of this Agreement and the documents referenced herein will not be considered or analyzed for any purpose (including in support of parol evidence proffered by any Person in connection with this Agreement), will be deemed not to provide any evidence as to the meaning of the provisions hereof or the intent of the parties with respect hereto and will be deemed joint work product of the parties.

11.15     Conflict Between Transaction Documents. The parties hereto agree and acknowledge that to the extent any terms and provisions of this Agreement are in any way inconsistent with or in conflict with any term, condition or provision of any other agreement, document or instrument contemplated by this Agreement, this Agreement will govern and control.

11.16     Specific Performance. The parties hereto agree that irreparable damage, for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate the Transactions. It is accordingly agreed that (a) the parties hereto will be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 11.17 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 9.03 are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and will not be construed to diminish or otherwise impair in any respect any party’s right to specific performance or other equitable relief and (c) the right of specific performance and other equitable relief is an integral part of the Transactions and without that right, none of such Sellers, the Company or Buyer would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party pursuing an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.16 will not be required to provide any bond or other security in connection with any such Order. If, before the Outside Date, any party hereto brings any action, in each case in accordance with Section 11.17, to enforce specifically the performance of the terms and provisions hereof by any other party, the Outside Date will automatically be extended (y) for the period during which such action is pending, plus 10 Business Days or (z) by such other time period established by the court presiding over such action, as the case may be.

11.17     Jurisdiction and Exclusive Venue. Each of the parties irrevocably agrees that any action, suit, claim, investigation or proceeding of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory, that may be based upon, arising out of or related to this Agreement or the negotiation, execution or performance of this Agreement or the Transactions brought by any other party or its successors or assigns will be brought and determined only in the Delaware Chancery Court and any state court sitting in the State of Delaware to which an appeal from the Delaware Chancery Court may be validly taken (or, if the Delaware Chancery Court declines to accept jurisdiction over a particular matter, any federal court sitting in the State of Delaware and any federal appellate court therefrom), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action, suit, claim, investigation or proceeding arising out of or relating to this Agreement and the Transactions. Each of the parties agrees not to commence any action, suit, claim or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein, and no party will file a motion to dismiss any action filed in a state or federal court in the State of Delaware, on any jurisdictional or venue-related grounds, including the doctrine of forum non-conveniens. Each party hereby irrevocably consents to the service of any and all process in any such action, suit, claim or proceeding by delivery of such process in the manner provided in Section 11.06 and agrees not to assert (by way of motion, as a defense or otherwise) in any action, suit, claim or proceeding any claim that service of process made in accordance with Section 11.06 does not constitute good and valid service of process.

11.18     Governing Law; Waiver of Jury Trial.

  (a)     This Agreement, and any action, suit, claim, investigation, or proceeding of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory, that may be based upon, arising out of or related to this Agreement or the negotiation, execution or performance of this Agreement or the Transactions will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State without regard to conflicts of law principles of the State of Delaware or any other jurisdiction that would cause the Laws of any jurisdiction other than the State of Delaware to apply.

  (b)     EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT, THE DOCUMENTS AND AGREEMENTS CONTEMPLATED HEREBY AND THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, SUIT, CLAIM, INVESTIGATION, OR PROCEEDING BASED ON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS, WHETHER BASED ON CONTRACT, TORT OR ANY OTHER LEGAL OR EQUITABLE THEORY. EACH PARTY HERETO (i) CERTIFIES THAT NO ADVISOR OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

11.19     No Right of Set-Off. Buyer, on its own behalf and on behalf of the Buyer Group, hereby unconditionally and irrevocably waives any rights of set-off, netting, offset, recoupment, or similar rights that any member of the Buyer Group has or may have with respect to the payment of the Purchase Price or any other payments to be made by Buyer pursuant to this Agreement or any other document or instrument delivered by Buyer in connection herewith.

11.20     Counterparts. This Agreement, and any other agreements referred to herein or therein, and any amendments hereto or thereto, may be executed in multiple counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together will constitute one and the same instrument. Any counterpart, to the extent signed and delivered by means of a facsimile machine, .pdf or other electronic transmission, will be treated in all manner and respects as an original contract and will be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such contract, each other party hereto or thereto will re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such contract will raise the use of a facsimile machine, .pdf or other electronic transmission to deliver a signature or the fact that any signature or contract was transmitted or communicated through the use of facsimile machine, .pdf or other electronic transmission as a defense to the formation of a contract and each such party forever waives any such defense.

11.21     Seller Representative.

  (a)     The Seller Representative shall act as the representative of the Sellers.

  (b)     Each Seller hereby irrevocably appoints the Seller Representative, effective as of the Closing, as the representative, exclusive agent, proxy and attorney-in-fact for such Seller for all purposes of this Agreement and the Escrow Agreement, including the full power and authority on such Seller’s behalf (i) to consummate the transactions contemplated herein and in the Transaction Documents, (ii) to make any determinations and settle any matters contemplated by Section 1.04, (iii) to execute and deliver on behalf of such Seller any amendment to the terms hereof or any Transaction Document (provided that if any such amendment would adversely and disproportionately affect any particular Seller, such amendment shall also require the prior written approval of the Seller so adversely and disproportionately affected, which consent shall not be unreasonably withheld) and (iv) subject to the Seller Representative’s compliance in full with its obligations in connection with this Agreement, the Escrow Agreement and the Seller Representative Engagement Agreement, to do or refrain from doing any further act or deed on behalf of the Sellers which the Seller Representative deems necessary or appropriate in its sole discretion relating to the subject matter of this Agreement or the Escrow Agreement. Notwithstanding the foregoing, the Seller Representative shall have no obligation to act on behalf of Sellers, except as expressly provided herein, in the Escrow Agreement and in the Seller Representative Engagement Agreement; and for purposes of clarity, there are no obligations of the Seller Representative in any other Transaction Document, schedule, exhibit or the Disclosure Schedules. The Seller Representative shall be entitled to: (A) rely upon the Seller Payment Instructions, (B) rely upon any signature believed by it to be genuine, and (C) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Seller or other party. The powers, immunities and rights to indemnification granted to the Seller Representative Group and the Advisory Group hereunder: (I) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Seller and shall be binding on any successor thereto, and (II) shall survive the delivery of an assignment by any Seller of the whole or any fraction of his, her or its interest in the Adjustment Escrow Account.

  (c)     The Seller Representative may resign at any time, and may be removed or replaced by the vote of Sellers with a majority of the Shares of the date of this Agreement. The immunities and rights to indemnification shall survive the resignation or removal of the Seller Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement and the Escrow Agreement.

  (d)     Sellers have caused certain of its representatives to enter into, on each Seller’s behalf, an engagement agreement (the “Seller Representative Engagement Agreement”) with the Seller Representative to provide direction to the Seller Representative in connection with its services under this Agreement, the Escrow Agreement and the Seller Representative Engagement Agreement (such Sellers, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Seller Representative nor its members, managers, directors, officers, contractors, agents and employees (collectively, the “Seller Representative Group”), shall be liable to any Seller or member of the Advisory Group for any action or failure to act in connection with the acceptance or administration of the Seller Representative’s responsibilities hereunder, under the Escrow Agreement or under the Seller Representative Engagement Agreement, unless and only to the extent such action or failure to act constitutes gross negligence or willful misconduct. No member of the Advisory Group shall be liable to any Seller or Seller Representative for any action or failure to act in connection with the acceptance or administration of the Seller Representative’s responsibilities hereunder, under the

Escrow Agreement or under the Seller Representative Engagement Agreement. The Sellers shall indemnify, defend and hold harmless the Seller Representative Group from and against any and all losses, claims, damages, liabilities, fees, costs, expenses (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers), judgments, fines or amounts paid in settlement (collectively, the “Seller Representative Expenses”) incurred without gross negligence or willful misconduct on the part of the Seller Representative and arising out of or in connection with the acceptance or administration of its duties hereunder, under the Escrow Agreement or under the Seller Representative Engagement Agreement. The Sellers shall indemnify, defend and hold harmless each member of the Advisory Group from and against any and all losses, claims, damages, liabilities, fees, costs, expenses (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers), judgments, fines or amounts paid in settlement arising out of or in connection with the acceptance or administration of its duties under the Seller Representative Engagement Agreement or in connection with this Agreement. Any Seller Representative Expenses owed to the Seller Representative may be recovered first, from the Representative Expense Fund, second, from any distribution of the Adjustment Escrow Fund or Forfeited Retention Bonus Amount otherwise distributable to NewCo Seller at the time of distribution, and third, directly from the Sellers. The Sellers acknowledge that the Seller Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement, the Seller Representative Engagement Agreement or the transactions contemplated hereby or thereby. Furthermore, the Seller Representative shall not be required to take any action unless the Seller Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Seller Representative against the costs, expenses and liabilities which may be incurred by the Seller Representative in performing such actions.

  (e)     The Representative Expense Fund shall be held by the Seller Representative in a segregated client account and shall be used (i) for the purposes of paying directly or reimbursing the Seller Representative for any Seller Representative Expenses incurred pursuant to this Agreement, the Escrow Agreement or the Seller Representative Engagement Agreement, or (ii) as otherwise determined by the Advisory Group. The Seller Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Representative Expense Fund other than as a result of its gross negligence or willful misconduct. The Seller Representative is not acting as a withholding agent or in any similar capacity in connection with the Representative Expense Fund, and has no tax reporting or income distribution obligations. The Sellers will not receive any interest on the Representative Expense Fund and assign to the Seller Representative any such interest. Subject to Advisory Group approval, the Seller Representative may contribute funds to the Representative Expense Fund from any consideration otherwise distributable to the Sellers. As soon as reasonably determined by the Seller Representative that the Representative Expense Fund is no longer required to be withheld, the Seller Representative shall distribute the remaining Representative Expense Fund (if any) to NewCo Seller.

  (f)     Any decision, act, omission, consent or instruction of the Seller Representative in accordance with this Agreement shall constitute a decision of all Sellers and shall be final, binding and conclusive upon each Seller and such Seller’s successors as if expressly confirmed and ratified in writing by such Seller, and all defenses which may be available to any Seller to contest, negate or disaffirm the action of the Seller Representative taken in good faith under this Agreement, the Escrow Agreement or the Seller Representative Engagement Agreement are waived, and Buyer, the Company and the Escrow Agent may rely upon any decision, act, omission, consent or instruction of the Seller Representative as being the decision, act, omission, consent or instruction of each Seller. Each of Buyer, the Company and the Escrow Agent are hereby relieved from any liability to any Person for any acts done by any of Buyer, the Company or the Escrow Agent in accordance with any such decision, act, omission, consent or instruction of the Seller Representative.

11.22     Interpretation. In addition to the definitions referred to or set forth in this Agreement:

  (a)     Accounting terms which are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.

  (b)     The terms “hereof,” “herein” and “hereunder” and terms of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement. Section, clause, schedule and exhibit references contained in this Agreement are references to sections, clauses, schedules and exhibits in or to this Agreement, unless otherwise specified.

  (c)     Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.”

  (d)     Where the context permits, the use of the term “or” will be equivalent to the use of the term “and/or.”

  (e)     Words denoting any gender will include all genders, including the neutral gender. Where a word is defined herein, references to the singular will include references to the plural and vice versa.

  (f)     All references to “$” and dollars will be deemed to refer to United States currency unless otherwise specifically provided.

  (g)     All references to a day or days will be deemed to refer to a calendar day or calendar days, as applicable, unless otherwise specifically provided.

  (h)     Any document or item will be deemed “delivered,” “provided” or “made available” by the Company or Sellers, as applicable, within the meaning of this Agreement if such document or item (i) is included in the electronic Dataroom but only to the extent such information or documents were accessible to Buyer, its Affiliates and Advisors or (ii) actually delivered or provided to Buyer or any of Buyer’s Advisors, in each case of clauses (i) and (ii), at least 24 hours prior to the date of this Agreement.

  (i)     Any reference to any particular Code section or any Law will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified, unless otherwise expressly provided herein.

  (j)     Whenever this Agreement requires Buyer to take any action or contains a representation with respect to Buyer, where applicable or necessary to give effect to the Transactions, such requirement or representation shall be deemed to include an undertaking on the part of its Subsidiaries formed in connection with the Transactions to take such action and shall be deemed to include a reference to such Subsidiaries, as applicable, and whenever this Agreement requires a Subsidiary of Buyer to take any action, such requirement shall be deemed to include an undertaking on the part of Buyer to cause such Subsidiary to take such action.

  (k)     The word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not simply mean “if”.

  (l)     “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

  (m)     With respect to the determination of any period of time, the words “from” or “through” mean “from and including” or “through and including” respectively, and the words “to” and “until” each means “to but excluding”.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Share Purchase Agreement on the day and year first above written.

EMFCO HOLDINGS INCORPORATED

By: /s/ Debby Yaconetti
Name: Debby Yaconetti
Its: Assistant Secretary

[Signature Page - SPA]

IN WITNESS WHEREOF, the parties hereto have executed this Share Purchase Agreement on the day and year first above written.

FORTIS ADVISORS LLC as the SELLER REPRESENTATIVE

By: /s/ Ryan Simkin
Name: Ryan Simkin
Its: Managing Director

[Signature Page - SPA]

IN WITNESS WHEREOF, the parties hereto have executed this Share Purchase Agreement on the day and year first above written.

SELLER:

Charlie Trust #2, U/T/A dated July 18, 2019

By: /s/ Edward D. Ahrens
Edward D. Ahrens, Trustee

[Signature Page - SPA]

IN WITNESS WHEREOF, the parties hereto have executed this Share Purchase Agreement on the day and year first above written.

SELLER:

Taylin Properties Trust #2, U/T/A dated July 25, 2019

By: /s/ Mark W. Roberts
Mark W. Roberts, Trustee

[Signature Page - SPA]

IN WITNESS WHEREOF, the parties hereto have executed this Share Purchase Agreement on the day and year first above written.

SELLER:

Taylin Properties Trust #3, U/T/A dated July 25, 2019

By: /s/ Mark W. Roberts
Mark W. Roberts, Trustee

[Signature Page - SPA]

IN WITNESS WHEREOF, the parties hereto have executed this Share Purchase Agreement on the day and year first above written.

SELLER:

Taylin Properties Trust #4, U/T/A dated July 25, 2019

By: /s/ Mark W. Roberts
Mark W. Roberts, Trustee

[Signature Page - SPA]

IN WITNESS WHEREOF, the parties hereto have executed this Share Purchase Agreement on the day and year first above written.

SELLER:

Carrington Holdings, LLC, an Idaho limited liability company

By: /s/ Mark W. Roberts
Mark W. Roberts, Manager

[Signature Page - SPA]

IN WITNESS WHEREOF, the parties hereto have executed this Share Purchase Agreement on the day and year first above written.

SELLER:

Perry Properties, LLC, an Idaho limited liability company

By: /s/ Mark W. Roberts
Mark W. Roberts, Manager

[Signature Page - SPA]

IN WITNESS WHEREOF, the parties hereto have executed this Share Purchase Agreement on the day and year first above written.

SELLER:

Maple Valley Ventures, LLC, an Idaho limited liability company

By: /s/ Mark W. Roberts
Mark W. Roberts, Co-Manager

By: /s/ Richard H. Pratt
Richard H. Pratt, Co-Manager

[Signature Page - SPA]

IN WITNESS WHEREOF, the parties hereto have executed this Share Purchase Agreement on the day and year first above written.

SELLER:

Beltrek Enterprises, LLC, an Idaho limited liability company

By: /s/ Mark W. Roberts
Mark W. Roberts, Co-Manager

By: /s/ Richard H. Pratt
Richard H. Pratt, Co-Manager

[Signature Page - SPA]

IN WITNESS WHEREOF, the parties hereto have executed this Share Purchase Agreement on the day and year first above written.

SELLER:

Anacortes-Karcher, LLC, an Idaho limited liability company

By: /s/ Mark W. Roberts
Mark W. Roberts, Co-Manager

By: /s/ Richard H. Pratt
Richard H. Pratt, Co-Manager

[Signature Page - SPA]

IN WITNESS WHEREOF, the parties hereto have executed this Share Purchase Agreement on the day and year first above written.

SELLER:

The Adler Group, LLC, an Idaho limited liability company

By: /s/ Mark W. Roberts
Mark W. Roberts, Co-Manager

By: /s/ Richard H. Pratt
Richard H. Pratt, Co-Manager

[Signature Page - SPA]

IN WITNESS WHEREOF, the parties hereto have executed this Share Purchase Agreement on the day and year first above written.

SELLER:

Olympic Partners, LLC, an Idaho limited liability company

By: /s/ Mark W. Roberts
Mark W. Roberts, Co-Manager

By: /s/ Richard H. Pratt
Richard H. Pratt, Co-Manager

[Signature Page - SPA]

IN WITNESS WHEREOF, the parties hereto have executed this Share Purchase Agreement on the day and year first above written.

SELLER:

South Metro Partners, LLC, an Idaho limited liability company

By: /s/ Mark W. Roberts
Mark W. Roberts, Co-Manager

By: /s/ Richard H. Pratt
Richard H. Pratt, Co-Manager

[Signature Page - SPA]

IN WITNESS WHEREOF, the parties hereto have executed this Share Purchase Agreement on the day and year first above written.

SELLER:

Bannock Mountain, LLC, an Idaho limited liability company

By: /s/ Mark W. Roberts
Mark W. Roberts, Co-Manager

By: /s/ Richard H. Pratt
Richard H. Pratt, Co-Manager

[Signature Page - SPA]

IN WITNESS WHEREOF, the parties hereto have executed this Share Purchase Agreement on the day and year first above written.

PARKER-HANNIFIN CORPORATION

By: /s/ Thomas L. Williams
Name: Thomas L. Williams
Its:	Chairman & Chief Executive Officer

[Signature Page - SPA]

EXHIBIT A

DEFINITIONS

“Acquisition Transaction” is defined in Section 6.05.

“Adjustment Amount” is defined in Section 1.04(e).

“Adjustment Escrow Account” is defined in Section 1.03(b).

“Adjustment Escrow Deposit Amount” means $5,000,000.

“Adjustment Escrow Funds” means the amounts held in the Adjustment Escrow Account, including any dividends, interest, distributions and other income received in respect thereof, less any losses on investments thereof, less distributions thereof in accordance with this Agreement and the Escrow Agreement.

“Adjustment Time” means 12.01 a.m. Pacific time on the Closing Date.

“Advisors” means, with respect to any Person, the accountants, attorneys, consultants, advisors, investment bankers, or other representatives of such Person.

“Advisory Group” is defined in Section 11.21(d).

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Agreement” is defined in the Preamble.

“Anti-Bribery Laws” is defined in Section 3.24(a).

“Antitrust Approvals” is defined in Section 8.01(a).

“Asset Allocation” is defined in Section 7.07(i).

“Audited Financial Statement” is defined in Section 3.06(a).

“Base Purchase Price” means $1,725,000,000.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions located in Seattle, Washington are required to be closed as a result of federal, state or local holiday.

“Buyer” is defined in the Preamble.

“Buyer Group” means Buyer, any Affiliate of Buyer (including, but solely after the Closing, the Company and its Subsidiaries) and each of their respective Affiliates, officers, directors, managers, employees, agents, Advisors, successors, or permitted assigns.

“Buyer Plan” is defined in Section 10.02(b).

“Buyer Termination Fee Damages” is defined in Section 9.03(b).

“Cash” means, as of any given time of determination, all cash, cash equivalents and marketable securities (including any interest receivables related to such cash equivalents but excluding those marketable securities referred to in Section 7.07(j)(iv)) of the Company or any of its Subsidiaries, including any restricted cash (such as outstanding security, customer or other deposits in cash), at such time, plus any deposits in transit, uncleared checks, inbound wire transfers and any other deposits that are otherwise recorded as current or long-term assets of the Company and its Subsidiaries, minus any checks written (but not yet cashed) or outbound wire transfers by the Company or any of its Subsidiaries.

“Closing” is defined in Section 2.01.

“Closing Balance Sheet” is defined in Section 1.04(a).

“Closing Cash” means Cash as of immediately prior to Closing (without giving effect to the consummation of the Transactions); provided, however, that in no event will Closing Cash include any amount that was taken into account for purposes of determining Closing Net Working Capital.

“Closing Date” is defined in Section 2.01.

“Closing Indebtedness” means Indebtedness of the Company and its Subsidiaries as of immediately prior to Closing (without giving effect to the Transactions but including any prepayment penalties, premia, breakage costs or similar amounts payable with respect to the Closing); provided, however, that in no event will Closing Indebtedness include any amount that was taken into account for purposes of determining Closing Net Working Capital.

“Closing Net Working Capital” means Net Working Capital as of Adjustment Time (without giving effect to the consummation of the Transactions).

“Closing Payment” is defined in Section 1.03(a).

“Closing Statement” is defined in Section 1.04(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” is defined in the Preamble.

“Company Intellectual Property” means the Intellectual Property used or owned by the Company or one or more of its Subsidiaries and all improvements and modifications thereto.

“Company’s knowledge” means the knowledge of William Binder, Douglas Gines, Debby Yaconetti, Nick Wellmon and Chris Schatz after due inquiry.

“Confidentiality Agreement” means that certain Confidentiality Agreement, executed April 24, 2019, by Buyer in favor of the Company.

“Contractor Assignment Agreement” is defined in Section 3.13(f).

“Customs & International Trade Laws” means any law, statute, order of a Governmental Body, regulation, rule, permit, license, directive, ruling, order, decree, ordinance, award, or other decision or requirement, including any amendments, having the force or effect of law, of any arbitrator, court, government or government agency or instrumentality or other Governmental Body, concerning the importation, exportation, re-exportation, or deemed exportation of products, technical data, technology and/or services, and the terms and conduct of transactions and making or receiving of payment related to such importation, exportation, re-exportation or deemed exportation, including, but not limited to, as applicable, the Tariff Act of 1930, as amended, and the laws, regulations, and programs administered or enforced by the U.S. Department of Commerce (“Commerce”), the U.S. International Trade Commission, U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, and their predecessor agencies; the Export Administration Act of 1979, as amended; the Export Administration Regulations, including related restrictions with regard to transactions involving persons and entities on the Commerce Denied Persons List or Entity List; the Arms Export Control Act, as amended; the International Traffic in Arms Regulations, including related restrictions with regard to transactions involving persons and entities on the Debarred List; the International Emergency Economic Powers Act, as amended; the Trading With the Enemy Act, as amended; the embargoes and restrictions administered by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”); orders of the President regarding embargoes and restrictions on transactions with designated countries and entities, including persons and entities designated on OFAC’s list of Specially Designated Nationals and Blocked Persons, OFAC’s list of Foreign Sanctions Evaders, and OFAC’s Sectoral Sanctions Identifications List; and the anti-boycott regulations administered by Commerce and the U.S. Department of the Treasury.

“Dataroom” is defined in Section 11.02(a).

“Disclosure Schedules” is defined in ARTICLE III.

“Employee Assignment Agreement” is defined in Section 3.13(e).

“Entity” means a legal distinct person other than a natural person, including a partnership, a corporation, a limited liability company, a limited partnership, a limited liability partnership, an association, a trust, a joint venture or an unincorporated organization.

“Environment” means soil, surface waters, groundwater, drinking water, land, stream sediments, natural resources, surface or subsurface strata, ambient air or indoor air, including any material or substance used in the physical structure of any building or improvement.

“Environmental Law” means any Law, policy or guideline relating to public or workplace health and safety; protection of the Environment; Releases or threats of Releases of Hazardous

Substances; presence, storage, use, treatment, transportation, management, handling, generation, production, manufacture, importation, exportation, sale, distribution, labeling, recycling, processing, testing, control or cleanup of Hazardous Substances (or products containing Hazardous Substances); or injury or harm to persons relating to exposure to Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that, together with the Company or any of its Subsidiaries, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” means U.S. Bank National Association.

“Escrow Agreement” is defined in Section 1.03(b).

“Estimated Closing Balance Sheet” is defined in Section 1.02.

“Estimated Closing Cash” is defined in Section 1.02.

“Estimated Closing Indebtedness” is defined in Section 1.02.

“Estimated Closing Net Working Capital” is defined in Section 1.02.

“Estimated Closing Statement” is defined in Section 1.02.

“Estimated Purchase Price” means the result equal to (a) the Base Purchase Price, plus (b) Estimated Closing Cash, minus (c) Estimated Closing Indebtedness, minus (d) Estimated Transaction Expenses, plus (e) the amount (if any) by which the Estimated Closing Net Working Capital exceeds $145,000,000, provided, however, that such amount shall not exceed $5,000,000 (a “Positive Estimated Closing Net Working Capital Adjustment”), minus (f) the amount (if any) by which the Estimated Closing Net Working Capital is less than $135,000,000 (a “Negative Estimated Closing Net Working Capital Adjustment”).

“Estimated Transaction Expenses” is defined in Section 1.02.

“Excess Amount” is defined in Section 1.04(d).

“Excess Tax Liabilities” is defined in Section 7.07(e).

“Final Purchase Price” means the result equal to (a) the Base Purchase Price, plus (b) Closing Cash, minus (c) Closing Indebtedness, minus (d) the Transaction Expenses, plus or minus, as applicable, (e)(i) if Closing Net Working Capital is within the Target Net Working Capital Range, then plus the amount of any Negative Estimated Closing Net Working Capital Adjustment or minus the amount of any Positive Estimated Closing Net Working Capital Adjustment, (ii) if Closing Net Working Capital is greater than $145,000,000, then plus (A) the amount of any Negative Estimated Closing Net Working Capital Adjustment and (B) the amount by which Closing Net Working Capital exceeds $145,000,000, provided, however, that such amount referred to in clause (B) shall not exceed $5,000,000, or (iii) if Closing Net Working Capital is less than $135,000,000, then minus the amount of any Positive Estimated Closing Net

Working Capital Adjustment and the amount by which the Closing Net Working Capital is less than $135,000,000, in each case, as finally determined pursuant to Section 1.04(b) or Section 1.04(c).

“Financial Statements” is defined in Section 3.06(a).

“Forfeited Retention Bonus Amount” is defined in Section 1.05.

“Fraud” means, with respect to a party hereto, a misrepresentation with respect to the making of any of such party’s representations and warranties (in each case, as qualified by the Disclosure Schedules and Updated Schedules) pursuant to ARTICLE III, ARTICLE IV or ARTICLE V, as applicable, in each case made with the actual knowledge (as opposed to imputed or constructive knowledge) of such party that the representations and warranties made by such party were actually breached when made, with the intention to deceive any other party hereto and upon which such other party actually relied.

“Fundamental Representations” means the representations and warranties set forth in Section 3.01(a), Section 3.02(a), Section 3.04(a), Section 3.04(b), Section 3.05, Section 3.19, Section 4.01, Section 4.02(a), Section 4.05 and Section 4.06.

“GAAP” means United States generally accepted accounting principles.

“Government Bid” means any quotation, bid or proposal by the Company or any of its Subsidiaries that, if accepted or awarded, would result in a Government Contract.

“Government Contract” means any Contract, including any prime contract, subcontract, letter contract, purchase order or delivery order, (a) by or between the Company or any of its Subsidiaries and any Governmental Body (including any facilities contract or lease for the use of government-owned facilities) or (b) by or between the Company or any of its Subsidiaries, as a subcontractor at any tier, and any other Person, including resellers and distributors, in connection with any Contract with a Governmental Body.

“Governmental Body” means any national, foreign, federal, state, local, municipal, or other governmental authority of any nature (including any division, department, agency, commission, or other regulatory body thereof) and any court or arbitral tribunal.

“Hazardous Substance” means any substance, material, or waste which is regulated or could give rise to liability under any Environmental Law, including any (a) asbestos or asbestos-containing materials; (b) petroleum or petroleum-containing or petroleum-derived materials; (c) radiation or radioactive materials; (d) harmful biological agents, including mold present at levels or in conditions that causes adverse health effects; (e) polychlorinated biphenyls; and (f) any material, substance, or waste which is defined as a “hazardous waste,” “hazardous material,” “regulated substance,” “hazardous substance,” “extremely hazardous waste,” “restricted hazardous waste,” “contaminant,” “pollutant,” “toxic waste,” “toxic substance” o similar term under any Environmental Law.

“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, as of any given time of determination, without duplication, (a) the amount of all obligations for borrowed money, including credit facilities (including any unpaid principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, reimbursements and all other amounts payable in connection therewith), (b) liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities, (c) any obligation evidenced by any surety bonds, letters of credit or bankers’ acceptances or similar facilities, in each case, solely to the extent drawn upon, (d) the amount recorded as a liability on a balance sheet under the capital leases of the Company and its Subsidiaries, (e) all obligations of another Person secured by a Lien on the assets of the Company or any of its Subsidiaries, (f) all net cash payment obligations under any interest rate, currency or other hedging agreement (in each case, valued at the termination value thereof), (g) all obligations relating to any declared or accrued but unpaid dividends or distributions, and (h) guarantees by the Company or its Subsidiaries of the foregoing (but only to the extent called upon or drawn), in each case, determined using the same accounting methods, assumptions policies, principles, practices and procedures, with consistent classifications, judgments and estimation methodology as were used in the preparation of the Latest Balance Sheet; provided that, without limiting other liabilities that are not to be included therewith, in no event will Indebtedness include (i) any amounts included in Closing Net Working Capital or Transaction Expenses, (ii) any liabilities related to inter-company debt between the Company and any of its wholly-owned and any Subsidiary of the Company and another wholly-owned Subsidiary of the Company, (iii) any contingent reimbursement obligations for any letters of credit, performance bonds, surety bonds and similar obligations or (iv) any fees and expenses to the extent incurred by or at the direction of Buyer or otherwise relating to Buyer’s or any of its Affiliates’ financing, including obtaining any consent, agreement or waiver relating thereto, for the Transactions or any other Liabilities incurred or arranged by or on behalf of Buyer or any of its Affiliates in connection with the Transactions or otherwise.

“Indemnified Person” is defined in Section 7.05(a).

“Information Presentations” means (a) the “Project Noble” Confidential Information Presentation deck dated May 2019, (b) the undated Teaser relating to the Company and (c) the undated Confidential Fireside Chat Presentation relating to the Company.

“Information Systems” is defined in Section 3.13(g).

“Intellectual Property” means all intellectual property rights of any type in any jurisdiction, including the following: (a) patents, patent applications and patent disclosures; (b) trademarks, service marks, trade dress, corporate names and Internet domain names, together with all goodwill associated with each of the foregoing; (c) copyrights; (d) registrations and applications for any of the foregoing; (e) trade secrets, technology and know-how, including all manufacturing processes, techniques, technology and tooling; (f) computer software (including object and source code); and (g) drawings, designs, schematics and other technical plans, and all business and commercial information.

“Interim Period” is defined in Section 6.01(a).

“Key Customer” is defined in Section 3.20(b).

“Key Supplier” is defined in Section 3.20(a).

“Law” means any law (including common law), rule, regulation, Order or the requirement of any Governmental Body.

“Latest Balance Sheet” is defined in Section 3.06(a).

“Lazard” is defined in Section 3.19.

“Leased Real Property” is defined in Section 3.12(a).

“Leases” is defined in Section 3.12(a).

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Liens” means all liens, mortgages, deeds of trust, pledges, security interests, charges, claims, covenants, easements, servitudes, proxies, voting trusts or agreements or title or transfer restrictions under any stockholder or similar agreement.

“Material Adverse Effect” means any fact, event, change, effect, occurrence or development that, individually or in the aggregate, with all other facts, events, changes, effects, occurrences or developments, is or is reasonably expected to be materially adverse to the condition (financial or otherwise), assets, liabilities, business, or operating results of the Company and its Subsidiaries, taken as a whole, or would reasonably be expected to prevent, materially delay or materially impair the ability of Sellers, the Company or its Subsidiaries to consummate the Transactions; provided that, no facts, events, changes, effects, occurrences or developments to the extent arising from or relating to the following, either alone or taken together, will constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect: (a) general business or economic conditions affecting the industries in which the Company and its Subsidiaries or their customers operate; (b) national or international political conditions, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military, cyber or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, asset, equipment or personnel of the United States; (c) financial, banking, or securities markets (including (i) any disruption of any of the foregoing markets, (ii) any change in currency exchange rates, (iii) any decline or rise in the price of any security, commodity, contract or index or (iv) any increased cost, or decreased availability, of capital or pricing or terms related to any financing for the Transactions); (d) natural disasters, pandemics, weather conditions, explosions or fires or other force majeure events or acts of God; (e) changes in Laws or other binding directives or determinations issued or made by any Governmental Body after the date of this Agreement; (f) changes in GAAP or other accounting requirements or principles or the interpretation thereof after the date of this Agreement; (g) the taking of any action expressly required by this Agreement (including Section 6.01) or taken at the express written request of Buyer, the failure to take any action if such action is prohibited by this Agreement; (h) the announcement of this Agreement or the Transactions or the identity of Buyer, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, suppliers, lessors or other commercial partners (but not for purposes of Section 3.02(b) or Section 3.03); (i) any failure, in and of itself, to achieve any budgets, projections, forecasts, estimates, plans or predictions (but, for the avoidance of doubt, not the underlying causes of any such failure to the extent such underlying cause is not otherwise excluded from the definition of Material Adverse Effect); (j) any action taken by Buyer, its Affiliates or financing sources with respect to the Transactions or financing thereof; or (k) the matters expressly set forth on the Disclosure Schedules to the extent such matter is reasonably apparent on its face, except, in the cases of the foregoing clauses (a), (b), (c), (d) and (e), to the extent such adverse fact, event, change, effect, occurrence or development has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries and markets in which the Company and its Subsidiaries operate.

“Material Adverse Remedial Action” means any Remedial Action that is reasonably likely to have a material adverse effect on the business, results of operations or financial condition of the Buyer and its Subsidiaries (including, for purposes of this definition, the Company and its Subsidiaries), taken as a whole regardless of whether such Remedial Action is taken with respect to the Company and its Subsidiaries or Buyer and its Subsidiaries with material adverse effect determined by measuring the impact of such Remedial Action on the Buyer and its Subsidiaries (including the Company and its Subsidiaries) compared to the enterprise value of the Company and its Subsidiaries, taken as a whole.

“Maximum Retention Bonus Amount” means $11,600,000.

“Neutral Auditor” is defined in Section 1.04(c).

“Net Working Capital” means (a) the sum of the current assets of the Company and its Subsidiaries (consisting of the line item current asset accounts specified on the Sample Statement and, for the avoidance of doubt, excluding Cash and the marketable securities referred to in Section 7.07(j)(iv)) minus (b) the sum of the current liabilities of the Company and its Subsidiaries (consisting of the line item current liability accounts specified on the Sample Statement and, for the avoidance of doubt, excluding Indebtedness).

“NewCo Seller” is defined in Section 7.07(j)(i).

“Notice of Disagreement” is defined in Section 1.04(b).

“Order” means any judgment, order, injunction, decree, ruling, writ or arbitration award of any Governmental Body.

“Outside Date” is defined in Section 9.01(b).

“Owned Real Property” is defined in Section 3.12(b).

“Permits” is defined in Section 3.09(a).

“Permitted Liens” means (a) any restriction on transfer of securities arising under applicable securities Laws, (b) Liens for Taxes not yet delinquent or for Taxes being contested in good faith through appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (c) purchase money Liens, (d) customary and immaterial Liens of lessors, lessees, sublessors, sublessees, licensors or licensees arising under lease arrangements or license arrangements, (e) Liens relating to Indebtedness included in the calculation of Final Purchase Price pursuant to this Agreement, mechanics Liens and similar Liens for labor, materials, or supplies arising in the ordinary course of business for amounts not yet overdue, (f) zoning, building codes, and other land use Laws regulating the use or occupancy of Leased Real Property or Owned Real Property or the activities conducted thereon that are imposed by any Governmental Body having jurisdiction over such Leased Real Property or Owned Real Property which (1) are not violated in any material respect by the current use and operation of such Leased Real Property or Owned Real Property or the operation of the business of the Company and its Subsidiaries and (2) do not, individually or in the aggregate, materially impair the present use or occupancy of the Leased Real Property or Owned Real Property affected thereby or the operation of the business of the Company and its Subsidiaries, (g) rebates, refunds and other discounts to customers in the ordinary course of business, (h) easements, servitudes, covenants, conditions, restrictions, and other similar non-monetary matters affecting title to any assets of the Company or any of its Subsidiaries and other minor title defects that do not, individually or in the aggregate, materially impair the use or occupancy of such assets in the operation of the business of the Company and its Subsidiaries taken as a whole, (i) with respect to all Leased Real Property, all Liens which are suffered or incurred by the fee owner, any superior lessor, sublessor or licensor, or any inferior lessee, sublessee or licensee, which do not, individually or in the aggregate, materially impair the present use or occupancy of in the Leased Real Property affected thereby by the tenants thereof or the operation of the business of the Company and its Subsidiaries taken as a whole, (j) licenses to Intellectual Property set forth on Schedule A-1, and (k) Liens set forth on Schedule A-1.

“Plan” is defined in Section 3.15(a).

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Body.

“Positive Estimated Closing Net Working Capital Adjustment” is defined in the definition of Estimated Purchase Price.

“Pre-Closing Reorganization” is defined in Section 7.07(j).

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date, including the pre-Closing portion of any Straddle Period (determined in accordance with Section 7.07(d)).

“Pre-Closing Tax Returns” is defined in Section 7.07(c).

“Purchase Price” means an amount equal to (a) the Base Purchase Price, plus (b) Closing Cash, minus (c) Closing Indebtedness, minus (d) Transaction Expenses, plus (e) the amount (if any) by which the Closing Net Working Capital exceeds $145,000,000, provided, however, that such amount shall not exceed $5,000,000 (including any Positive Estimated Closing Net Working

Adjustment), minus (f) the amount (if any) by which the Closing Net Working Capital is less than $135,000,000.

“Projections” is defined in Section 11.02(b).

“Protected Seller Communications” is defined in Section 11.03.

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, disposing, depositing or dumping of a Hazardous Substance on or into the Environment (including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Substance) and any condition that results in the exposure of a person to a Hazardous Substance.

“Remedial Actions” is defined in Section 10.03(b).

“Remaining Adjustment Escrow Funds” is defined in Section 1.04(d).

“Representative Expense Fund” means an amount equal to $200,000.

“Restrictive Covenant Agreements” is defined in the Recitals.

“Retained Employees” is defined in Section 10.02(a).

“Retention Agreements” means the retention agreements in substantially the form attached hereto has Exhibit E, executed as of the date hereof, with the employees of the Company set forth on Schedule 1.05.

“Retention Bonus” means the bonuses that are due and payable in accordance with the Retention Agreements.

“Retention Bonus Escrow Account” is defined in Section 1.03(b).

“Retention Employees” is defined in Section 1.05.

“Retention Payment Tax Benefits” is defined in Section 7.07(f).

“RWI Policy” is defined in Section 10.07.

“Sample Statement” is defined in Section 1.02.

“Seller” or “Sellers” is defined in the Preamble.

“Seller Parties” means each Seller and each of their respective former, current, or future Affiliates, officers, directors, employees, partners, members, equityholders, controlling or controlled persons, managers, trustees, agents, Advisors, successors or permitted assigns.

“Seller Payment Instructions” is defined in Section 1.02.

“Seller Representative” is defined in the Preamble.

“Seller Representative Engagement Agreement” is defined in Section 11.21(d).

“Seller Representative Expenses” is defined in Section 11.21(d).

“Seller Representative Group” is defined in Section 11.21(d).

“Settlement Date” is defined in Section 1.04(c).

“Shares” is defined in the Recitals.

“Straddle Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director or general partner of such partnership, association or other business entity.

“Target Net Working Capital Range” means an amount equal to or between $135,000,000 and $145,000,000.

“Tax” or “Taxes” means (a) any federal, state, local or non-U.S. taxes, charges, fees, levies, duties or other assessments, including income, gross receipts, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, stamp, excise, occupation, sales, use, ad valorem, escheat, abandoned or unclaimed property, capital stock, net worth, privilege, intangible, license, payroll, employment, severance, premium, environmental, windfall profit, custom, duty, transfer, value added, alternative minimum or estimated taxes, including any interest, additional amount or penalty related thereto, in each case, whether or not disputed, (b) any liability for the payment of any amounts of any of the foregoing types as a result of being a member of an affiliated, consolidated, combined or unitary group, or being a party to any agreement or arrangement whereby liability for payment of such amounts was determined or taken into account with reference to the liability of any other Person (in each case, other than contracts no principal focus of which relates to taxes or other amounts described in clause (a)), (c) any liability for the payment of any amounts as a result of being a party to any tax sharing or allocation agreements or arrangements (whether or not written) or with respect to the payment of any amounts of any of the foregoing types as a result of any express or implied obligation to indemnify any other Person (in each case, other than contracts no principal focus of which relates to taxes or other amounts described in clause (a)), and (d) any liability for the payment of any of the foregoing types as a successor, transferee or otherwise.

“Tax Authority” means any Governmental Body responsible for the administration, determination, enforcement, assessment, collection or imposition of any Tax.

“Tax Claims” is defined in Section 7.07(g).

“Tax Returns” means any return, election, form, claim for refund, report, statement or information return permitted to be filed, filed or required to be filed with respect to Taxes, including any schedule, supplement or attachment thereto, and including any amendments thereof.

“Termination Fee” is defined in Section 9.03(a).

“Transaction Documents” is defined in Section 11.14.

“Transaction Expenses” means, to the extent not paid by the Company or its Subsidiaries before the Closing, the amount of (a) all fees, costs and expenses (including legal, accounting, investment banking, broker’s, finder’s and other professional or advisory fees and expenses) of the Company and its Subsidiaries incurred by or on behalf of, or to be paid by, the Company or any Subsidiary in connection with the negotiation and execution of this Agreement and the other Transaction Documents and the consummation of the Transactions and (b) all sale, retention, transaction, change in control, including those set forth in Schedule A-2, or similar bonuses or payments (other than payment under the Retention Agreements) of the Company or its Subsidiaries payable to employees, officers or directors of the Company or any of its Subsidiaries in connection with the Transactions (along with the employer portion of any employment, payroll or similar Taxes with respect to such bonuses or payments, including Taxes imposed under Section 3111(a) of the Code)), in each case, as of immediately prior to the Closing; provided that, in no event will Transaction Expenses include any fees, expenses or other liabilities (x) to the extent incurred by or at the direction of Buyer, relating to Buyer’s or its Affiliates’ financing, including obtaining any consent or waiver relating thereto, for the Transactions or any other Liabilities incurred or arranged by or on behalf of Buyer or its Affiliates in connection with the Transactions, including any fees payable to any financing institution or lender or the Company’s accountants on behalf of Buyer or its Affiliates or (y) specifically allocated in Section 11.05.

“Transaction Tax Deductions” means all Tax losses or deductions of the Company or any of its Subsidiaries as a result of, in connection with or in anticipation of the transactions contemplated by this Agreement, including losses, deductions or similar items related to: (a) the vesting or exercise of, or payments with respect to, any equity-based compensation arrangements; (b) any change in control or stay bonuses, or similar compensatory amounts, to employees or other service providers to the Company or any of its Subsidiaries; (c) the paydown or satisfaction of any Indebtedness, including the acceleration of deferred financing fees related to the repayment thereof; and (d) any fees or other expenses associated with the transactions contemplated by this Agreement (including Transaction Expenses).

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents.

“Transfer Taxes” is defined in Section 7.07(a).

“Unaudited Financial Statements” is defined in Section 3.06(a).

“Updated Schedules” is defined in Section 6.04.

“WBCA” means the Washington Business Corporation Act.

“Willful Breach” means a knowing and intentional material breach that is a direct consequence of an act knowingly undertaken by the breaching party with the intent of taking any action that is a breach of a specific provision or covenant of this Agreement.